UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):

June 23, 2021

COLUMBIA BANKING SYSTEM, INC.

(Exact name of registrant as specified in its charter)

Washington	000-20288	91-1422237
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1301 A Street

Tacoma, WA 98402-2156

(Address of principal executive offices and zip code)

(253) 305-1900

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
Common Stock, No Par Value	COLB	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement

On June 23, 2021, Columbia Banking System, Inc., a Washington corporation, (“Columbia”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Bank of Commerce Holdings, a California corporation (“Bank of Commerce”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, Bank of Commerce will merge with and into Columbia (the “Merger”), with Columbia continuing as the surviving corporation (the “Surviving Corporation”). Promptly following the Merger, Merchants Bank of Commerce, a California state-chartered bank and wholly-owned subsidiary of Bank of Commerce, will merge with and into Columbia State Bank, a Washington state-chartered bank and wholly-owned subsidiary of Columbia (“Columbia Bank”), with Columbia Bank as the surviving bank (the “Bank Merger,” and together with the Merger, the “Mergers”). The Merger Agreement was unanimously adopted by the board of directors of Columbia (the “Columbia Board”) and the board of directors of Bank of Commerce (the “Bank of Commerce Board”).

Subject to the terms and conditions of the Merger Agreement, at the date and time when the Merger becomes effective (the “Effective Time”), the Bank of Commerce shareholders will have the right to receive, in respect of each share of common stock of Bank of Commerce (“Bank of Commerce Common Stock”), a number of common shares of Columbia (“Columbia Common Stock”) equal to the Exchange Ratio (as defined below), subject to adjustments as set forth in the Merger Agreement (the “Merger Consideration”). “Exchange Ratio” means 0.40 of a share of Columbia Common Stock per each share of Bank of Commerce Common Stock.

The Merger Agreement may be terminated in certain circumstances, including: (i) by mutual written consent of the parties; (ii) by either party in the event that any required regulatory approval is not obtained; (iii) by either party in the event that, under certain circumstances, the Merger will not have been consummated by March 31, 2022 which may be extended in certain circumstances; (iv) by either party in the event of a breach by the other party of any covenant or agreement or any representation or warranty that would result in the failure of certain conditions to the Merger Agreement; (v) by either party if the requisite Bank of Commerce shareholder approval is not obtained; (vi) by Columbia in the event Bank of Commerce fails to recommend approval of the Merger Agreement to its shareholders; (vii) by Bank of Commerce, prior to Bank of Commerce shareholder approval, to enter into a superior proposal; and (viii) by Bank of Commerce in the event (a) the average closing price of Columbia Common Stock (“Columbia Average Closing Price”) for the twenty consecutive Nasdaq trading days prior to the fifth business day immediately prior to the closing date (the “Determination Period”) declines by more than 15% from an average price for the Columbia Common Stock as of prior to signing (“Signing Price”) and (b) the Columbia Average Closing Price underperforms the Keefe, Bruyette & Woods Regional Banking Index by greater than fifteen percent (15%); provided, however, if Bank of Commerce exercises its termination right described in clause (viii), Columbia will have the option, in its sole discretion, of reinstating the Merger by adjusting the Exchange Ratio to a number equal to the lesser of (A) a quotient, the numerator of which is the Signing Price multiplied by 0.85 and by the Exchange Ratio, and the denominator of which is the Parent Average Closing Price, or (B) the product of (1) a quotient, the numerator of which is the Signing Price multiplied by 0.85 and by the Exchange Ratio, and the denominator of which is the Parent Average Closing Price, multiplied by (2) the percent change in the Keefe, Bruyette & Woods Regional Banking Index.

The Merger Agreement provides that at the Effective Time, any vesting conditions applicable to each outstanding share of restricted stock (“Bank of Commerce Restricted Share”) will automatically, and without any action on the part of the holders thereof, accelerate in full and will be cancelled and will only entitle the holders of such Bank of Commerce Restricted Share to receive the Merger Consideration (less applicable taxes required to be withheld with respect to such vesting). The Merger Agreement provides that at the Effective Time, each outstanding option award to purchase shares of Bank of Commerce Common Stock (“Bank of Commerce Stock Options”), whether vested or unvested, will automatically and without any action on the part of the holders thereof, be cancelled and will only entitle the holders of such Bank of Commerce Stock Options to receive (without interest), an amount in cash equal to the product of (i) the number of shares of Bank of Commerce Common Stock subject to such Bank of Commerce Stock Options immediately prior to the Effective Time, multiplied by (ii) the excess, if any of (A) the product of (x) the Exchange Ratio multiplied by (y) the Parent Average Closing Period for the Determination Period, over (B) the exercise price per share of Bank of Commerce Common Stock of such Bank of Commerce Stock Options less applicable taxes required to be withheld with respect to such payment.

Consummation of the Merger is subject to customary conditions, including, among others, approval by the Bank of Commerce shareholders and receipt of required regulatory approvals.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding Columbia, Bank of Commerce, their respective affiliates or their respective businesses, the Merger Agreement and the Mergers that will be contained in, or incorporated by reference into, the Registration Statement on Form S-4 that will include a Proxy Statement of Bank of Commerce and a Prospectus of Columbia, as well as in the Forms 10-K, Forms 10-Q and other filings that each of Columbia and Bank of Commerce make with the Securities and Exchange Commission (the “SEC”).

The Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about Bank of Commerce, Columbia or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Bank of Commerce’s and Columbia’s public disclosures.

Concurrently with the execution of the Merger Agreement, the directors of Bank of Commerce have entered into a Voting Support Agreement with Columbia pursuant to which such directors have agreed, among other things, to vote their shares of Bank of Commerce Common Stock in favor of the Merger Agreement and the transactions contemplated thereby.

Item 7.01.	Regulation FD Disclosure

On June 23, 2021, Columbia and Bank of Commerce issued a joint press release announcing the entry into the Merger Agreement. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On June 24, 2021, Columbia intends to hold a joint investor conference call with Bank of Commerce regarding the Mergers. On the call, Columbia, along with Bank of Commerce, intends to discuss certain financial and other information relating to the Mergers and the Merger Agreement. Slides that will be made available in connection with the conference call are attached hereto as Exhibit 99.2 and are incorporated herein by reference.

The information in this Item 7.01 and Exhibits 99.1 and 99.2 is furnished and will not be deemed “filed” for purposes of Section 18 of the U.S. Securities Exchange Act of 1934, as amended, nor will it be deemed incorporated by reference in any filing under the U.S. Securities Act of 1933, as amended, except as will be expressly set forth by specific reference in such document or filing.

Forward-Looking Statements

This Current Report on Form 8-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors which may cause Columbia’s or Bank of Commerce’s performance or achievements to be materially different from any expressed, implied or projected future results, performance, or achievements.

Forward-looking statements speak only as of the date they are made and neither Columbia nor Bank of Commerce assumes, and does not undertake, any duty to update forward looking statements, except as required by law. We caution readers that a number of important factors could cause actual results to differ materially from those expressed in, or implied or projected by, such forward-looking statements. Such forward-looking statements include, but are not limited to, statements with respect to Columbia’s and Bank of Commerce’s beliefs, goals, intentions and expectations about the benefits of the business combination transaction involving Columbia and Bank of Commerce, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (i) the possibility that the Mergers do not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all or regulatory approvals are obtained subject to conditions that are not anticipated; (ii) changes in Columbia’s share price before closing, including as a result of the financial performance of Bank of Commerce prior to closing, or more generally due to broader stock market movements, and the performance of financial companies and peer group companies; (iii) the risk that the benefits from the transaction may not be fully realized when expected or at all or may take longer to realize than expected, including as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Columbia and Bank of Commerce operate; (iv) the ability to promptly and effectively integrate the businesses of Columbia and Bank of Commerce with the expected timeframes or at all; (v) the reaction to the transaction of the companies’ customers, employees and counterparties; (vi) diversion of management time on merger-related issues from ongoing business operations and opportunities; (vii) lower than expected revenues, credit quality deterioration or a reduction in real estate values or a reduction in net earnings; (viii) the risk that any announcements relating to the merger could have adverse effects on the market price of the common stock of either or both parties to the merger; (ix) certain restrictions during the pendency of the proposed transaction that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; and (x) other risks that are described in Columbia’s and Bank of Commerce’s public filings with the SEC. For more information, see the risk factors described in each of Columbia’s and Bank of Commerce’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other filings with the SEC.

Additional Information about the Mergers and Where to Find It

Bank of Commerce shareholders are urged to carefully review and consider each of Columbia’s and Bank of Commerce’s public filings with the SEC, including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q. In connection with the proposed transaction, Columbia will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of Bank of Commerce and a Prospectus of Columbia, as well as other relevant documents concerning the proposed transaction. Shareholders of Columbia and Bank of Commerce are urged to carefully read the Registration Statement and the Proxy Statement/Prospectus regarding the transaction in their entirety when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A definitive Proxy Statement/Prospectus will be sent to the shareholders of Bank of Commerce seeking any required shareholder approvals. The Proxy Statement/Prospectus and other relevant materials (when they become available) filed with the SEC may be obtained free of charge at the SEC’s Website at http://www.sec.gov. BANK OF COMMERCE SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS BEFORE VOTING ON THE TRANSACTION.

Investors will also be able to obtain these documents, free of charge, from Bank of Commerce by accessing Bank of Commerce’s website at www.bankofcommerceholdings.com under the tab “Investor Services” and then under the heading “Corporate Profile” or from Columbia at www.columbiabank.com under the tab “About Us” and then under the heading “Investor Relations”. Copies can also be obtained, free of charge, by directing a written request to Columbia, Attention: Corporate Secretary, 1301 A Street, Suite 800, Tacoma, Washington 98401-2156 or to Bank of Commerce Holdings, Attention: Corporate Secretary, 555 Capitol Mall, Suite 1255, Sacramento, California 95814-4606.

Participants in Solicitation

Columbia and Bank of Commerce and Bank of Commerce’s directors and executive officers and certain other persons may be deemed to be participants in the solicitation of proxies from the shareholders of Bank of Commerce in connection with the Merger. Information about the directors and executive officers of Bank of Commerce and their ownership of Bank of Commerce Common Stock is set forth in the proxy statement for Bank of Commerce’s 2021 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on April 12, 2021. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the Merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Item 9.01	Financial Statements and Exhibits

(d)

2.1	Agreement and Plan of Merger, dated as of June 23, 2021, by and between Columbia Banking System, Inc. and Bank of Commerce Holdings.*

99.1	Joint Press Release issued June 23, 2021.

99.2	Slide Presentation to be made available in connection with investor conference call held on June 24, 2021.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*

Certain schedules (or similar attachments) have been omitted pursuant to Item 601(a)(5) or Item 601(b)(2) of Regulation S-K. The registrant agrees to furnish copies of such schedules (or similar attachments) to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COLUMBIA BANKING SYSTEM, INC.

Date: June 24, 2021	/s/ Aaron James Deer
Aaron James Deer
Chief Financial Officer

Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and between

COLUMBIA BANKING SYSTEM, INC.

AND

BANK OF COMMERCE HOLDINGS

Dated as of June 23, 2021

-i-

3.26	Community Reinvestment Act Compliance	36
3.27	Investment Securities	36
3.28	Related Party Transactions	36
3.29	Labor	36
3.30	No Additional Representations	37

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT		38

4.1	Corporate Organization	38
4.2	Capitalization	39
4.3	Authority; No Violation	39
4.4	Consents and Approvals	40
4.5	Reports	41
4.6	Financial Statements	41
4.7	Broker’s Fees	42
4.8	Absence of Changes	42
4.9	Compliance with Applicable Law	42
4.10	Approvals	43
4.11	Parent Information	43
4.12	Legal Proceedings	43
4.13	Accounting and Internal Controls.	43
4.14	Related Party Transactions	44
4.15	Reorganization	45
4.16	No Additional Representations	45

ARTICLE V COVENANTS RELATING TO CONDUCT OF BUSINESS		46

5.1	Conduct of Businesses Prior to the Effective Time	46
5.2	Company Forbearances	46
5.3	Parent Forbearances	50

ARTICLE VI ADDITIONAL AGREEMENTS		50

6.1	Regulatory Matters	50
6.2	Reasonable Best Efforts	52
6.3	Access to Information	52
6.4	Shareholder Approval	53
6.5	Nasdaq Listing	54
6.6	Employee Matters	54
6.7	Indemnification; Directors’ and Officers’ Insurance	56
6.8	Exemption from Liability Under Rule 16(b)-3	57
6.9	No Solicitation; Change in Company Board Recommendation	57
6.10	Takeover Laws	60
6.11	Financial Statements and Other Current Information	60
6.12	Notification of Certain Matters	61
6.13	Pass It On Project	61
6.14	Company Trust Preferred Securities, FHLB Borrowings and Subordinated Debentures	61
6.15	Third-Party Agreements	61
6.16	Transaction Expenses	62

-ii-

6.17	Certain Tax Matters	64

ARTICLE VII CONDITIONS PRECEDENT		64

7.1	Conditions to Each Party’s Obligation to Effect the Merger	64
7.2	Conditions to Obligations of Parent	65
7.3	Conditions to Obligations of Company	66

ARTICLE VIII TERMINATION AND AMENDMENT		67

8.1	Termination	67
8.2	Effect of Termination	69
8.3	Fees and Expenses	69
8.4	Amendment	71
8.5	Extension; Waiver	71

ARTICLE IX GENERAL PROVISIONS		71

9.1	Closing	71
9.2	Non-survival of Representations, Warranties and Agreements	71
9.3	Notices	72
9.4	Interpretation	73
9.5	Counterparts	73
9.6	Entire Agreement	74
9.7	Governing Law; Jurisdiction	74
9.8	Waiver of Jury Trial	74
9.9	Publicity	74
9.10	Assignment; Third-Party Beneficiaries	75
9.11	Specific Performance	75
9.12	Disclosure Schedule	75

Exhibit A-1 – Form of BOCH Voting Support Agreement

-iii-

INDEX OF DEFINED TERMS

Section
Affiliate	3.15
Agreement	Preamble
Aggregate Merger Consideration	1.4(f)(ii)
Approvals	6.1(b)
Bank Merger	Recitals
Bankruptcy and Equity Exception	3.3(a)
BHC Act	3.1(a)
BOCH Trust II	6.14
BOCH Voting Agreements	Recitals
Book-Entry Share	1.4(e)
Business Day	9.4
California Merger Filings	1.2
California Secretary	1.2
Certificate	1.4(e)
CFC	3.4
CGCL	1.2
Closing	9.1
Closing Date	9.1
Closing Price Ratio	8.1(e)
Code	Recitals
Columbia Bank	Recitals
Company	Preamble
Company Acquisition Proposal	6.9(d)
Company Adverse Change of Recommendation	8.1(c)
Company Articles	3.1(b)
Company Board	Recitals
Company Board Recommendation	6.4
Company Bylaws	3.1(b)
Company Capitalization Date	3.2(a)
Company Common Stock	3.2(a)
Company Disclosure Schedule	9.12(a)
Company Equity Awards	1.7
Company Leased Properties	3.21
Company Licensed Intellectual Property	3.20(e)(iii)
Company Owned Intellectual Property	3.20(e)(iv)
Company Owned Properties	3.21
Company Real Property	3.21
Company Record Date	6.4
Company SEC Reports	3.5(b)
Company Shareholder Approval	3.3(a)
Company Special Meeting	3.4

-iv-

Section
Company Stock Option	1.6
Company Stock Plans	1.5
Company Superior Proposal	6.9(d)
Company Termination Fee	8.3(b)(i)
Confidentiality Agreement	6.3(b)
Continuing Employee	6.6(a)
D&O Insurance	6.7(b)
D&O Tail Policy	6.7(b)
Determination Date	1.4(d)
Determination Period	1.4(d)
DFPI	3.4
Effect	3.8
Effective Time	1.2
Employee Benefit Plan	3.11(a)
End Date	8.1(b)(ii)
Environmental Laws	3.17
Equity Award Cashout Price	1.6
ERISA	3.11(a)
ERISA Affiliate	3.11(e)
Exchange Act	3.5(b)
Exchange Agent	2.1
Exchange Agent Agreement	2.1
Exchange Fund	2.1
Exchange Ratio	1.4(d)
Exchanged Shares	2.2(a)
FDIC	3.1(c)
Federal Reserve	3.4
Final Index Price	1.4(d)
Final Transaction Expenses Statement	6.16(b)
Form S-4	3.4
GAAP	3.6(a)
Governmental Entity	3.4
Hazardous Substances	3.17
Indemnified Parties	6.7(a)
Index	1.4(d)
Index Change Ratio	8.1(e)
Initial Index Price	1.4(d)
Intellectual Property	3.20(e)(i)
Interim Transaction Expenses Statement	6.16(a)
IRS	3.18(b)
IT Assets	3.20(e)(ii)
Knowledge of Parent	9.4
Knowledge of the Company	9.4
Law	3.3(b)

-v-

Section
Lease	3.21
Letter of Transmittal	2.2(a)
Liens	3.2(d)
Loans	3.25(a)
Material Adverse Effect	3.8
Material Contract	3.16(a)
Materially Burdensome Regulatory Condition	6.1(d)
Merchants Bank	Recitals
Merger Consideration	1.4(a)
Mergers	Recitals
Multiemployer Plan	3.11(e)
Multiple Employer Plan	3.11(e)
Nasdaq	3.4
Notice of Superior Proposal	6.9(c)(ii)(B)
Parent	Preamble
Parent Articles	1.8
Parent Average Closing Price	1.4(d)
Parent Board	1.9
Parent Bylaws	1.8
Parent Capitalization Date	4.2(a)
Parent Common Stock	4.2(a)
Parent Disclosure Schedule	9.12(b)
Parent Preferred Stock	4.2(a)
Parent SEC Reports	4.5(b)
Parent Stock Plans	4.2(a)
Per Share Value	1.4(d)
Permitted Encumbrances	3.21
Person	9.4
Previously Disclosed	9.12(c)
Proxy Statement/Prospectus	3.4
RCW	1.2
Reduction Amount	1.4(f)(ii)
Regulatory Agencies	3.5(a)
Regulatory Agreement	3.9(d)
Requisite Regulatory Approvals	7.2(c)
Sarbanes-Oxley Act	3.5(b)
SEC	3.4
Securities Act	3.2(b)
Subordinated Debentures	6.14
Subsidiary	3.1(c)
Surviving Corporation	Recitals
Takeover Laws	3.10
Tax	3.18
Tax Return	3.18

-vi-

Section
Taxes	3.18
Threshold Amount	1.4(f)(ii)
Trade Secrets	3.20(e)(i)
Transaction Expenses	6.16(a)
Treasury Department	3.9(e)
Treasury Shares	1.4(b)
Trustee	6.14
Voting Debt	3.2(b)
Washington Articles of Merger	1.2
Washington Secretary	1.2

-vii-

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of June 23, 2021 (this “Agreement”), is by and between Columbia Banking System, Inc., a Washington corporation (“Parent”) and Bank of Commerce Holdings, a California corporation (the “Company”).

RECITALS

A. The respective Boards of Directors of Parent and the Company have determined that it is in the best interests of their respective companies and shareholders to consummate the strategic business combination transaction provided for in this Agreement and have adopted this Agreement.

B. On the terms and subject to the conditions set forth in this Agreement, the Company will merge with and into Parent (the “Merger”), with Parent as the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”).

C. Promptly following the Merger, Merchants Bank of Commerce, a California state-chartered bank and wholly-owned subsidiary of the Company (“Merchants Bank”), will merge with and into Columbia State Bank, a Washington state-chartered bank and wholly-owned subsidiary of Parent (“Columbia Bank”), with Columbia Bank as the surviving bank (the “Bank Merger,” and together with the Merger, the “Mergers”).

D. The parties intend that the Mergers, taken together, shall be treated as a single integrated transaction and shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement shall constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.

E. As an inducement for Parent to enter into this Agreement, each of the members of the board of directors of the Company (the “Company Board”) has simultaneously herewith entered into a Voting Support Agreement (collectively, the “BOCH Voting Agreements”), each dated as of the date hereof and substantially in the form attached hereto as Exhibit A-1.

F. As an inducement for Parent to enter into this Agreement concurrently with the execution of this Agreement, Randall S. Eslick has entered into a new employment agreement with Parent and Columbia Bank, which employment agreement is conditioned upon Closing to be effective on the Closing Date.

G. The parties desire to make certain representations, warranties and agreements in connection with the Mergers and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained in this Agreement, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

MERGERS

1.1 The Merger. Subject to the terms and conditions of this Agreement, in accordance with the applicable Laws of the State of Washington and the applicable laws of the State of California at the Effective Time, the Company shall merge with and into Parent. Parent shall be the Surviving Corporation in the Merger and shall continue its existence under the Laws of the State of Washington. As of the Effective Time, the separate corporate existence of the Company shall cease.

1.2 Effective Time. Subject to the terms and conditions of this Agreement, on or before the Closing Date, the parties will execute and cause articles of merger (“Washington Articles of Merger”) to be filed with the Secretary of State of the State of Washington (“Washington Secretary”) as provided in Section 23B.11.050 of the Revised Code of Washington (“RCW”) and a copy of an officers’ certificate and other necessary documents (“California Merger Filings”) relating to the Merger to be filed with the Secretary of State of the State of California (“California Secretary”) as provided in Section 1108 of the California General Corporation Law (“CGCL”). The Merger shall become effective at such time as such certificates of merger have been filed, or at such other time as may be specified therein. The term “Effective Time” shall be the date and time when the Merger becomes effective in accordance therewith.

1.3 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in the applicable Laws of the State of Washington and applicable Laws of the State of California.

1.4 Conversion of Stock At the Effective Time, by virtue of the Merger and without any action on the part of the Company or Parent or the shareholders of any of the foregoing:

(a) Company Common Stock. Each share of Company Common Stock excluding Treasury Shares, issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive a number of shares of Parent Common Stock equal to the Exchange Ratio, subject to any adjustments pursuant to Sections 1.4(f)(ii) and 8.1(e) (the “Merger Consideration”) and subject to the payment of any cash in lieu of fractional shares pursuant to Section 2.2(f). At the Effective Time, all shares of Company Common Stock shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist.

(b) Cancellation of Treasury Shares. Any shares of Company Common Stock owned by the Company as treasury stock or owned, directly or indirectly, by Parent or the Company or any of their respective wholly-owned Subsidiaries (other than those held in a fiduciary capacity or as a result of debts previously contracted) (“Treasury Shares”), shall automatically be cancelled and retired and shall cease to exist at the Effective Time of the Merger and no consideration shall be issued in exchange therefor.

(c) Outstanding Parent Stock.

(i) Each share of Parent Common Stock issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of Parent Common Stock and shall not be affected by the Merger.

(ii) Each share of Parent Preferred Stock issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of Parent Preferred Stock and shall not be affected by the Merger.

(d) For purposes of this Agreement:

“Determination Date” means the fifth (5th) Business Day immediately prior to the Closing Date.

“Determination Period” means the period beginning on the day that is twenty (20) consecutive Nasdaq trading days prior to the Determination Date and ending on the Determination Date.

“Exchange Ratio” means, subject to any adjustments pursuant to Sections 1.4(f)(ii) and 8.1(e), 0.40 of a share of Parent Common Stock per each share of Company Common Stock;

“Final Index Price” means the average closing prices of the Index as quoted on Nasdaq.com (KRX) during the Determination Period.

“Index” means the KBW Regional Banking Index.

“Initial Index Price” means $125.44.

“Parent Average Closing Price” means the average daily closing price of Parent Common Stock on Nasdaq during the Determination Period.

“Per Share Value” means the Parent Average Closing Price multiplied by the Exchange Ratio.

(e) Effect of Conversion. All of the shares of Company Common Stock converted into the right to receive the Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate previously representing any such shares of Company Common Stock (each, a “Certificate”) and each non-certificated share of Company Common Stock represented by book-entry (“Book-Entry Share”) shall thereafter represent only the right to receive the Merger Consideration and/or cash in lieu of fractional shares, into which the shares of Company Common Stock represented by such Certificate or Book-Entry Share have been converted pursuant to this Section 1.4 and Section 2.2(f), as well as any dividends to which holders of Company Common Stock become entitled in accordance with Section 2.2(c).

(f) Adjustments to Exchange Ratio.

(i) If between the date of this Agreement and the Effective Time, the outstanding shares of Parent Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in capitalization, an appropriate and proportionate adjustment shall be made to the Exchange Ratio.

(ii) If, immediately prior to the Effective Time, the Transaction Expenses exceed the Threshold Amount, there shall be an adjustment made to the Exchange Ratio such that the Exchange Ratio shall be equal to the product of (A) the Exchange Ratio pursuant to Section 1.4(d) multiplied by (B) the quotient obtained by dividing (1) the Aggregate Merger Consideration minus the Reduction Amount by (2) the Aggregate Merger Consideration. For the purposes hereof, “Threshold Amount” means $10,500,000, provided that the Threshold Amount shall be $10,750,000 if the Closing Date is in calendar year 2022; “Aggregate Merger Consideration” shall equal the product of (A) the Per Share Value multiplied by (B) the total number of shares of Company Common Stock issued and outstanding immediately prior to the Closing (other than Treasury Shares), and “Reduction Amount” shall mean, to the extent the Transaction Expenses exceed the Threshold Amount, an amount equal to (A) the Transaction Expenses minus (B) the Threshold Amount plus (C) any Tax benefits estimated to result from the Transaction Expenses exceeding the Threshold Amount, as reasonably estimated by Parent; provided, however, that in the event of a transaction or series of related transactions in which a Person, or more than one Person acting as a group, acquires record or beneficial ownership of Parent Common Stock that, together with stock held by such Person or group, constitutes greater than 50% of the outstanding shares of Parent Common Stock, the Reduction Amount shall be zero.

1.5 Company Restricted Stock Awards. At the Effective Time, any vesting conditions applicable to each outstanding share of restricted stock (a “Company Restricted Share”) under the Company’s Amended and Restated 2010 Equity Incentive Plan and the Company’s 2019 Equity Incentive Plan (together, the “Company Stock Plans”) shall, automatically and without any action on the part of the holder thereof, accelerate in full and each Company Restricted Share shall be cancelled and shall only entitle the holder of such Company Restricted Share to receive the Merger Consideration (less applicable Taxes required to be withheld), pursuant to Article II.

1.6 Company Stock Options. At the Effective Time, each outstanding option award to purchase shares of Company Common Stock (a “Company Stock Option”) granted under the Company Stock Plans, whether vested or unvested, shall, automatically and without any action on the part of the holder thereof, be cancelled and shall only entitle the holder of such Company Stock Option to receive (without interest), no later than the first payroll period following the Effective Time and in any event no later than thirty (30) calendar days following the Closing Date, an amount in cash equal to the product of (x) the number of shares of Company Common Stock subject to such Company Stock Option immediately prior to the Effective Time multiplied by (y) the excess, if any, of (A) the Equity Award Cashout Price over (B) the exercise price per share of Company Common Stock of such Company Stock Option, less applicable Taxes required to be withheld with respect to such payment. For the avoidance of doubt, any Company Stock Option which has an exercise price per share of Company Common Stock that is greater than or equal to the Equity Award Cashout Price shall be cancelled at the Effective Time for no consideration or payment. For purposes of this Agreement, the term “Equity Award Cashout Price” means an amount equal to the product of (x) the Exchange Ratio as it may be adjusted pursuant to Sections 1.4(g)(ii) and 8.1(e) multiplied by (y) the Parent Average Closing Price for the Determination Period.

1.7 Company Actions. Prior to the Effective Time, the Company, the Company Board and the compensation committee of the Company Board, as applicable, shall adopt any resolutions and take any actions that are necessary to (x) effectuate the treatment of the Company Restricted Shares and Company Stock Options (the “Company Equity Awards”) pursuant to Sections 1.5 through 1.6, including delivering written notice to each holder of a Company Equity Award of the treatment of such award not less than 20 days prior to the expected time of the Closing and (y) cause the Company Stock Plans to terminate at or prior to the Effective Time. The Company shall take all actions necessary to ensure that from and after the Effective Time neither Parent nor the Surviving Corporation will be required to deliver shares of Company Common Stock or other capital stock of the Company to any Person pursuant to or in settlement of Company Equity Awards.

1.8 Articles of Incorporation and Bylaws. At the Effective Time, the Amended and Restated Articles of Incorporation of Parent (the “Parent Articles”), as then in effect, will be the Articles of Incorporation of the Surviving Corporation, and the Amended and Restated Bylaws of Parent (the “Parent Bylaws”), as then in effect, will be the Bylaws of the Surviving Corporation.

1.9 Parent Board of Directors and Officers. From and after the Effective Time, the Board of Directors of Parent (the “Parent Board”) shall consist of the persons serving on the Board of Directors of Parent immediately prior to the Effective Time. From and after the Effective Time, the officers of Parent shall be the officers of Parent immediately prior to the Effective Time, and such officers shall hold office until their respective successors are duly appointed and qualified, or their earlier death, resignation or removal.

1.10 Bank Merger. Promptly following the Effective Time of the Merger, in accordance with the applicable Laws of Washington and the applicable Laws of California, Merchants Bank will be merged with and into Columbia Bank in the Bank Merger, with Columbia Bank surviving the Bank Merger and continuing its existence under the Laws of the State of Washington, and the separate corporate existence of Merchants Bank ceasing as of the effective time of the Bank Merger. In furtherance of the foregoing, the parties shall execute and cause to be filed applicable articles or certificates of merger and such other documents as are necessary to make the Bank Merger effective promptly following the Effective Time.

1.11 Change in Structure. Subject to the proviso in the first sentence of Section 8.4, Parent may at any time, but with the prior written consent of the Company, which consent shall not be unreasonably withheld, change the method of effecting the combination contemplated by this Agreement; provided, however, that no such change shall (i) alter or change the amount or kind of the Merger Consideration provided for in this Agreement, (ii) adversely affect the tax consequences to shareholders of the Company of the transactions contemplated by this Agreement or (iii) impede or delay in any material respect consummation of the transactions contemplated by this Agreement.

ARTICLE II

DELIVERY OF MERGER CONSIDERATION

2.1 Delivery of Merger Consideration. At or prior to the Effective Time, Parent shall deposit, or cause to be deposited, with an exchange agent, which Person shall be a bank or trust company selected by Parent and reasonably acceptable to the Company (the “Exchange Agent”), pursuant to an agreement (the “Exchange Agent Agreement”) entered into prior to the Effective Time, (a) shares of Parent Common Stock issuable pursuant to Section 1.4(a) and Section 1.5, plus, (b) to the extent then determinable, any cash payable in lieu of fractional shares pursuant to Section 2.2(f) (such amount in cash and Parent Common Stock, the “Exchange Fund”).

2.2 Exchange Procedures.

(a) As soon as reasonably practicable after the Effective Time, but in any event within five (5) Business Days thereafter, the Exchange Agent shall mail to each holder of record of Certificate(s) or Book-Entry Shares which, immediately prior to the Effective Time, represented outstanding shares of Company Common Stock, whose shares were converted into the right to receive the Merger Consideration pursuant to Section 1.4 or Section 1.5 (“Exchanged Shares”), along with, in each case, any cash in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration therefor, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to Certificate(s) or Book-Entry Shares shall pass, only upon delivery of Certificate(s) (or affidavits of loss in lieu of such Certificate(s)) or Book-Entry Shares to the Exchange Agent and shall be substantially in such form and have such other provisions as shall be prescribed by the Exchange Agent Agreement (the “Letter of Transmittal”)) and (ii) instructions for use in surrendering Certificate(s) or Book-Entry Shares in exchange for the Merger Consideration, any cash in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration therefor and any dividends or distributions to which such holder is entitled pursuant to Section 2.2(c).

(b) Upon surrender to the Exchange Agent of its Certificate(s) or Book-Entry Share(s) accompanied by a properly completed Letter of Transmittal, a holder of Exchanged Shares will be entitled to receive promptly after such surrender, the Merger Consideration and any cash in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration therefor in respect of the Exchanged Shares represented by its Certificate(s) or Book-Entry Shares. Until so surrendered, each such Certificate or Book-Entry Share shall represent after the Effective Time, for all purposes, only the right to receive, without interest, the Merger Consideration and any cash in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration therefor upon surrender of such Certificate or Book-Entry Share, in accordance with, and any dividends or distributions to which such holder is entitled pursuant to, this Article II.

(c) No dividends or other distributions with respect to Parent Common Stock shall be paid to the holder of any unsurrendered Certificate or Book-Entry Shares with respect to the shares of Parent Common Stock represented thereby, in each case unless and until the surrender of such Certificate or Book-Entry Share in accordance with this Article II. Subject to the effect of applicable abandoned property, escheat or similar Laws, following surrender of any such Certificate or Book-Entry Share in accordance with this Article II, the record holder thereof shall be entitled to receive, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to the whole shares of Parent Common Stock represented by such Certificate or Book-Entry Share and paid prior to such surrender date, and/or (ii) at the appropriate payment date, the amount of dividends or other distributions payable with respect to shares of Parent Common Stock represented by such Certificate or Book-Entry Shares with a record date after the Effective Time (but before such surrender date) and with a payment date subsequent to the issuance of the Parent Common Stock issuable with respect to such Certificate or Book-Entry Shares.

(d) In the event of a transfer of ownership of a Certificate or Book-Entry Shares representing Exchanged Shares that are not registered in the stock transfer records of the Company, the shares of Parent Common Stock plus any cash in lieu of fractional shares of Parent Common Stock comprising the Merger Consideration shall be issued or paid in exchange therefor to a Person other than the Person in whose name the Certificate or Book-Entry Shares so surrendered is registered if the Certificate or Book-Entry Shares formerly representing such Exchanged Shares shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment or issuance shall pay any transfer or other similar taxes required by reason of the payment or issuance to a Person other than the registered holder of the Certificate or Book-Entry Shares, or establish to the reasonable satisfaction of Parent that the tax has been paid or is not applicable. The Exchange Agent (or, subsequent to the earlier of (x) the one-year anniversary of the Effective Time and (y) the expiration or termination of the Exchange Agent Agreement, Parent) shall be entitled to deduct and withhold from any cash otherwise payable pursuant to this Agreement to any holder of Exchanged Shares such amounts as the Exchange Agent or Parent, as the case may be, is required to deduct and withhold under the Code, or any provision of state, local or foreign Tax Law, with respect to the making of such payment. If, prior to the Closing Date, the Exchange Agent or Parent determines that any such deduction or withholding is so required as of the

Effective Time, the Exchange Agent or Parent, as the case may be, shall notify the Company and the parties shall cooperate in good faith to reduce or eliminate such deduction or withholding. To the extent the amounts are so withheld by the Exchange Agent or Parent, as the case may be, and timely paid over to the appropriate Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Exchanged Shares in respect of whom such deduction and withholding was made by the Exchange Agent or Parent, as the case may be.

(e) After the Effective Time, there shall be no transfers on the stock transfer books of the Company of the shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time other than to settle transfers of such Company Common Stock that occurred prior to the Effective Time. If, after the Effective Time, Certificates or Book-Entry Shares representing any such shares of Company Common Stock are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for the applicable Merger Consideration and any cash in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration therefor in accordance with the procedures set forth in this Article II.

(f) Notwithstanding anything to the contrary contained in this Agreement, no fractional shares of Parent Common Stock shall be issued upon the surrender of Certificates or Book-Entry Shares for exchange, no dividend or distribution with respect to Parent Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Parent. In lieu of the issuance of any such fractional share, Parent shall pay to each former shareholder of the Company who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the Parent Average Closing Price by (ii) the fraction of a share (after taking into account all shares of Company Common Stock held by such holder at the Effective Time and rounded to the nearest thousandth when expressed in decimal form) of Parent Common Stock to which such holder would otherwise be entitled to receive pursuant to Section 1.4.

(g) Any portion of the Exchange Fund that remains unclaimed by the shareholders of the Company as of the one (1) year anniversary of the Effective Time will be transferred to Parent. In such event, any former shareholders of the Company who have not theretofore complied with this Article II shall thereafter look only to Parent with respect to the Merger Consideration, any cash in lieu of any fractional shares, and any unpaid dividends and distributions on the Parent Common Stock deliverable in respect of each share of Company Common Stock such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Parent, the Exchange Agent or any other Person shall be liable to any former holder of shares of Company Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(h) In the event that any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by Parent or the Exchange Agent, the posting by such Person of a bond in such amount as Parent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration deliverable in respect thereof pursuant to this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

No representation or warranty of the Company contained in Article III (other than the representations and warranties in Sections 3.2,
3.3(b) and 3.8, which shall be true and correct in all respects with respect to it) shall be deemed untrue or incorrect, and the Company shall not be deemed to have breached any representation or warranty, as a consequence of the existence or absence of any fact, circumstance or event unless such fact, circumstance or event, individually or taken together with all other facts, circumstances or events inconsistent with such representation or warranty contained in Article III, would cause the representation or warranty not to be true in all material respects. Subject to the foregoing, except (a) as disclosed in any report, schedule, form or other document filed with or furnished to the SEC by the Company prior to the date hereof which is publicly available (without giving effect to any amendment thereof filed with or furnished to the SEC after the date hereof, and disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosure of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature) or (b) as Previously Disclosed, the Company hereby represents and warrants to Parent as follows:

3.1 Corporate Organization.

(a) Organization. The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of California. The Company has the requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary. The Company is duly registered as a bank holding company under the Bank Holding Company Act of 1956 (“BHC Act”).

(b) Articles and Bylaws. True, complete and correct copies of the Restated Articles of Incorporation of the Company (the “Company Articles”), and the Amended and Restated Bylaws of the Company (the “Company Bylaws”), as in effect as of the date of this Agreement, have previously been publicly filed by the Company and made available to Parent. The Company Articles and Company Bylaws made available to Parent are in full force and effect.

(c) Subsidiaries. Section 3.1(c) of the Company Disclosure Schedule sets forth a list of all Subsidiaries of the Company (which, for the avoidance of doubt, includes any Subsidiaries of such Subsidiaries), the ownership interest of the Company in each such Subsidiary, as well as the ownership interest of any other Person or Persons in each such Subsidiary (other than with respect to the preferred securities of BOCH Trust II), and a description of the business of each Subsidiary (or, in the case of a Subsidiary that the Company considers to be “inactive,” a statement to that effect and a description of the business previously conducted by such Subsidiary). Each Subsidiary of the Company (i) is duly incorporated or duly formed, as applicable to each such Subsidiary, and validly existing and in good standing under the Laws of its jurisdiction of organization and (ii) has the requisite corporate (or similar) power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary. There are no restrictions on the ability of any Subsidiary of the Company to pay dividends or distributions to the Company, except, in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities. As used in this Agreement, the term “Subsidiary” has the meaning ascribed to it in Section 2(d) of the BHC Act, except that when such term is used with respect to an entity that is not a bank holding company, the meaning shall nonetheless be deemed to apply to such entity. The deposit accounts of each of its Subsidiaries that is an insured depository institution are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Deposit Insurance Fund to the fullest extent permitted by Law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or, to the Knowledge of the Company, threatened. True, complete and correct copies of the articles of incorporation, bylaws and similar governing documents of each Subsidiary of the Company as in full force and effect as of the date of this Agreement have been provided to Parent. Other than the Subsidiaries of the Company, and shares or interests acquired pursuant to security interests owned by or in favor of a Subsidiary created in the ordinary course of business thereof, the Company does not, directly or indirectly, beneficially own any equity securities or similar interests of any entity or any interests of any entity or any interest in a partnership or joint venture of any kind.

3.2 Capitalization.

(a) The authorized capital stock of the Company consists of: (i) 50,000,000 shares of common stock, no par value (the “Company Common Stock”), of which, as of June 21, 2021 (the “Company Capitalization Date”), 16,895,783 shares were issued and outstanding, of which 146,267 shares were Company Restricted Shares issued under the Company Stock Plans. As of the Company Capitalization Date, 25,000 shares of Company Common Stock were reserved and available for issuance upon exercise of outstanding Company Stock Options.

(b) All of the issued and outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the date of this Agreement, no bonds, debentures, notes or other indebtedness having the right to vote on any matters on which shareholders of the Company may vote (“Voting Debt”) are issued or outstanding. There are no contractual obligations of the Company or any of its Subsidiaries (1) to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or any equity security of the Company or its Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of the Company or its Subsidiaries, other than rights to tender Company Restricted Shares to satisfy the tax withholding and payroll tax obligations of the holders thereof, or (2) pursuant to which the Company or any of its Subsidiaries is or could be required to register shares of the capital stock or other securities under the Securities Act of 1933, as amended (the “Securities Act”). Except for the BOCH Voting Agreements, there are no voting trusts or other agreements or understandings to which the Company, any Subsidiary of the Company or, to the Knowledge of the Company, any of their respective officers or directors, is a party with respect to the voting of any Company Common Stock, Voting Debt or other equity securities of the Company. Except as set forth above in Section 3.2(a), the Company does not have and is not bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of Company Common Stock, Company Preferred Stock, Voting Debt of the Company or any other equity securities of the Company. Section 3.2(b) of the Company Disclosure Schedule sets forth a true and complete list of all Company Stock Options and Company Restricted Shares as of the Company Capitalization Date, specifying on a holder-by-holder basis (A) the name of such holder, (B) the number of shares subject to each such award, or the number of Company Stock Options or Company Restricted Shares held by such holder, (C) as applicable, the grant date of each such award, (D) as applicable, the vesting schedule of each such award and (E) the exercise price for each such Company Stock Option.

(c) Other than awards under the Company Stock Plans that are outstanding as of the Company Capitalization Date and listed in
Section 3.2(b) of the Company Disclosure Schedule, no other equity-based awards are outstanding as of the Company Capitalization Date. Since the Company Capitalization Date through the date hereof, the Company has not (i) issued or repurchased any shares of Company Common Stock, Voting Debt or other equity securities of the Company or (ii) issued or awarded any options, stock appreciation rights, restricted shares, restricted stock units, deferred equity units, awards based on the value of the Company capital stock or any other equity-based awards. With respect to each grant of Company Stock Options and Company Restricted Shares, (1) each such grant was made in accordance with the terms of any Company Stock Plan, the Securities Act and all other applicable Laws, (2) each such grant was properly accounted for in accordance with GAAP in the financial statements (including the related notes) of the Company and disclosed in the Company SEC Reports in accordance with the Exchange Act and all other applicable Laws and (3) each such grant of a Company Stock Option was made with a per share exercise price at least equal to the fair market value of the underlying stock on the date of grant and has a grant date identical to the date on which the Company Board or compensation committee of the Company Board approved such Company Stock Option. Upon issuance of any Company

Common Stock in accordance with the terms of the applicable Company Stock Plan, such Company Common Stock will be duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. From January 1, 2020 through the date of this Agreement, neither the Company nor any of its Subsidiaries has (A) accelerated the vesting of or lapsing of restrictions with respect to any stock-based compensation awards or long-term incentive compensation awards, (B) with respect to executive officers of the Company or its Subsidiaries, entered into or amended any employment, severance, change of control or similar agreement (including any agreement providing for the reimbursement of excise taxes under Section 4999 of the Code) or (C) adopted or amended any Company Stock Plan.

(d) All of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of the Company are owned by the Company, directly or indirectly, free and clear of any liens, pledges, charges, claims and security interests and similar encumbrances (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. No Subsidiary of the Company has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

3.3 Authority; No Violation.

(a) The Company has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved and this Agreement duly adopted by the Company Board. The Company Board has determined that the Merger, on the terms and conditions set forth in this Agreement, is in the best interests of the Company and its shareholders and has directed that this Agreement and the transactions contemplated hereby be submitted to the Company’s shareholders for approval at a duly held meeting of such shareholders and has adopted a resolution to the foregoing effect. Except for the approval of this Agreement by the affirmative vote of a majority of all the votes entitled to be cast by holders of outstanding Company Common Stock (the “Company Shareholder Approval”), no other corporate proceedings on the part of the Company are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and (assuming due authorization, execution and delivery by Parent) constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except as may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar Laws of general applicability relating to or affecting the rights of creditors generally and subject to general principles of equity (the “Bankruptcy and Equity Exception”)).

(b) Neither the execution and delivery of this Agreement by the Company, nor the consummation by the Company of the Mergers or the other transactions contemplated hereby, nor compliance by the Company with any of the terms or provisions of this Agreement, will (i) violate any provision of the Company Articles, the Company Bylaws, or similar documents of the Company’s Subsidiaries or (ii) assuming that the consents, approvals and filings referred to in Section 3.4 are duly obtained and/or made, (A) violate any law, statute, rule, regulation, judgment, order, injunction or decree issued, promulgated or entered into by or with any Governmental Entity (each, a “Law”) applicable to the Company, any of its Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event that, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, franchise, permit, agreement, bylaw or other instrument or obligation to which the Company or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets is bound.

3.4 Consents and Approvals. Except for (a) any applicable filing with the Nasdaq Global Market (the “Nasdaq”), (b) the filing with the Securities and Exchange Commission (“SEC”) of a proxy statement/prospectus in definitive form (the “Proxy Statement/Prospectus”) relating to the special meeting of the Company’s shareholders (the “Company Special Meeting”), contemplated by this Agreement and of a registration statement on Form S-4 (or such other applicable form) (the “Form S-4”) in which the Proxy Statement/Prospectus will be included, and declaration of effectiveness of the Form S-4, (c) the filing of a notice to and/or an application with the Board of Governors of the Federal Reserve System (the “Federal Reserve”) pursuant to the Bank Holding Company Act of 1956, as amended, or regulations promulgated by the Federal Reserve thereunder, (d) filings of applications, notices, plans and certificates to the Washington State Department of Financial Institutions pursuant to Sections 30A.49.040, 30A.49.125 and 30A.04.405 of the RCW, as applicable, and approval of or non-objection to such applications, filings, certificates and notices, (e) the filing of a bank merger application with the FDIC pursuant to the Bank Merger Act (12 U.S.C. Section 1828(c)), as amended, (f) the filing of a request for exemption pursuant to Section 1260 of the California Financial Code (“CFC”) with the California Department of Financial Protection and Innovation (“DFPI”) and the filing of the report of merger and other documents and filings required by Section 4904 of the CFC with the DFPI, as applicable, (g) the filing of the Washington Articles of Merger and the other documents and filings required by Section 23B.11.050 of the RCW with the Washington Secretary and the filing of the documents and filings required by Section 1108 of the CGCL with the California Secretary, as applicable and (h) such filings and approvals as are required to be made or obtained under the securities or “blue sky” Laws of various states in connection with the issuance of the shares of Parent Common Stock pursuant to this Agreement, no consents or approvals of or filings or registrations with any foreign, federal or state banking or other regulatory, self-regulatory or enforcement authorities or any courts, administrative agencies or commissions or other governmental authorities or instrumentalities (each a “Governmental Entity”), are necessary in connection with the consummation of the Mergers and the other transactions contemplated by this Agreement.

3.5 Reports.

(a) The Company and each of its Subsidiaries have timely filed all reports, registrations, statements and certifications, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2018 with (i) the Federal Reserve, (ii) the FDIC, (iii) the DFPI and any other state banking or other state regulatory authority, (iv) the SEC, (v) any foreign regulatory authority and (vi) any applicable industry self-regulatory organizations (collectively, “Regulatory Agencies”) and with each other applicable Governmental Entity, and all other reports and statements required to be filed by them since December 31, 2018, including any report or statement required to be filed pursuant to the Laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency or other Governmental Entity, have paid all fees and assessments due and payable in connection therewith, and there are no violations or exceptions in any such report or statement that are unresolved as of the date hereof.

(b) An accurate and complete copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC by the Company or any of its Subsidiaries pursuant to the Securities Act or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), since December 31, 2018 (“Company SEC Reports”) is publicly available. No such Company SEC Report, at the time filed, furnished or communicated (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances in which they were made, not misleading, except that information filed as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all Company SEC Reports complied as to form with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of the Company has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). As of the date hereof, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the Company SEC Reports. The Company has made available to Parent true, correct and complete copies of all written correspondence between the SEC and the Company and its Subsidiaries occurring since December 31, 2018 and prior to the date hereof. None of the Subsidiaries of the Company is required to file periodic reports with the SEC or any other Governmental Entity pursuant to Section 13 or 15(d) of the Exchange Act (other than Form 13F or 13H).

(c) The Company is in compliance in all respects with the applicable listing and corporate governance rules and regulations of Nasdaq.

3.6 Financial Statements.

(a) The financial statements of the Company and its Subsidiaries included (or incorporated by reference) in the Company SEC Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of the Company and its Subsidiaries, (ii) fairly present the consolidated statements of operations, statements of comprehensive income, cash flows, changes in shareholders’ equity and consolidated financial position of the Company and its Subsidiaries for the fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to recurring year-end audit adjustments normal in nature and amount), (iii) complied as to form, as of their respective dates of filing with the SEC, with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Company and its Subsidiaries have been maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. As of the date hereof, Moss Adams LLP has not resigned (or informed the Company that it intends to resign) or been dismissed as independent public accountants of the Company as a result of or in connection with any disagreements with the Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) Neither the Company nor any of its Subsidiaries has incurred or is subject to any liability or obligation of any nature whatsoever (whether absolute, accrued, contingent, determined, determinable or otherwise and whether due or to become due), except for (i) those liabilities that are reflected or reserved against on the consolidated balance sheet of the Company included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (including any notes thereto), (ii) liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2020 which have been Previously Disclosed, or (iii) in connection with this Agreement and the transactions contemplated hereby.

3.7 Broker’s Fees. Neither the Company nor any of its Subsidiaries nor any of their respective officers, directors, employees or agents has utilized any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or any other transactions contemplated by this Agreement, other than to Raymond James & Associates, Inc. pursuant to a letter agreement, a true, complete and correct copy of which has been previously delivered to Parent.

3.8 Absence of Changes. Since December 31, 2019, and through the date of this Agreement: (1) the Company and its Subsidiaries have conducted their business in all material respects in the ordinary and usual course of business consistent with past practice (except with respect to this Agreement and discussions, negotiations and transactions related thereto), and (2) no state of facts, circumstance, condition, event, change, development, occurrence, result, or effect (each an “Effect”) has occurred that has had or would reasonably be expected to have, either individually or in the aggregate with any one or more other Effects, a Material Adverse Effect on the Company. As used in this Agreement, the term “Material Adverse Effect” means, with respect to any party, a material adverse effect on (a) the business, assets or deposit liabilities, properties, operations, condition (financial or otherwise), or results of operations of such party and its Subsidiaries, taken as a whole or (b) the ability of such party to consummate the transactions contemplated by this Agreement on a timely basis and in any event on or before the End Date; provided, however, that, with respect to clause (a) only, a Material Adverse Effect shall not be deemed to include Effects to the extent arising out of, relating to or resulting from (A) changes after the date hereof in applicable GAAP or regulatory accounting requirements generally affecting other companies in the banking industries in which such party and its Subsidiaries operate, (B) changes after the date hereof in Laws of general applicability to companies of similar size in the banking industries in which such party and its Subsidiaries operate or interpretations thereof, (C) changes after the date hereof in global, national or regional political conditions or general economic or market conditions (including changes in prevailing interest rates, credit availability and liquidity, currency exchange rates, and price levels or trading volumes in the United States or foreign securities markets) affecting financial institutions generally, (D) changes after the date hereof in the credit markets, any downgrades in the credit markets, or adverse credit events resulting in deterioration in the credit markets generally and not specifically relating to such party or its Subsidiaries, (E) a decline in the trading price of a party’s common stock or a failure, in and of itself, to meet earnings projections, but not, in either case, including any underlying causes thereof, (F) the entry into or announcement of this Agreement or the transactions contemplated hereby or the consummation of the transactions contemplated hereby, (G) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism or (H) actions or omissions taken with the prior written consent of the other party or expressly required by this Agreement; provided, further, that any Effect attributable to or resulting from any of the changes, events, conditions or trends described in clauses (A), (B), (C), (D), (E) and (G) may constitute, and may be taken into account in determining the occurrence of, a Material Adverse Effect if and only to the extent they have a disproportionate adverse impact on such party and its Subsidiaries, taken as a whole, as compared to other companies of similar size in the banking industry in which such party and its Subsidiaries operate.

3.9 Compliance with Applicable Law.

(a) The Company and each of its Subsidiaries hold, and have at all times since December 31, 2018 held, all licenses, franchises, permits and authorizations which are necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to applicable Law (and have paid all fees and assessments due and payable in connection therewith). The Company and each of its Subsidiaries have complied with, and each are not in default or violation of, (i) any applicable Law, including all Laws related to data protection or privacy, the USA PATRIOT Act of 2001, the Volcker Rule, Regulation W of the Federal Reserve Board or the regulations implementing such statutes, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community

Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other Law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans and all regulations, orders or guidance with respect to economic or trade sanctions issued by the Office of Foreign Assets Control, and (ii) any posted or internal privacy policies relating to data protection or privacy, including, the protection of personal information.

(b) No investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or, to the Knowledge of the Company, threatened, nor has the Company or any of its Subsidiaries received any notification or communication from any Governmental Entity (i) asserting that the Company or any of its Subsidiaries is not in compliance with any of the Laws which such Governmental Entity enforces or (ii) threatening to revoke, suspend, or cancel any license, franchise, permit or authorization.

(c) The Company and each of its Subsidiaries have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves or served as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable Law. None of the Company, any of its Subsidiaries or any of their respective directors, officers or employees has committed any breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.

(d) Neither the Company nor any of its Subsidiaries is subject to any cease-and-desist order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking with, or is subject to any capital directive by, or since January 1, 2019 has adopted any board resolutions at the request of, any Governmental Entity (each a “Regulatory Agreement”), nor has the Company or any of its Subsidiaries been advised since January 1, 2019 and prior to the date hereof by any Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Regulatory Agreement. The Company and each of its Subsidiaries are in compliance with each Regulatory Agreement to which it is party or subject, and neither the Company nor any of its Subsidiaries has received any notice from any Governmental Entity indicating that either the Company or any of its Subsidiaries is not in compliance with any such Regulatory Agreement.

(e) None of the Company, any of its Subsidiaries, or, to the Knowledge of the Company, any of their respective directors, officers, agents, employees or any other Persons acting on their behalf, (i) has violated the Foreign Corrupt Practices Act, 15 U.S.C. § 78dd-1 et seq., as amended, or any other similar applicable foreign, federal or state legal requirement, (ii) has made or provided, or caused to be made or provided, directly or indirectly, any payment or thing of value to a foreign official, foreign political party, candidate for office or any other Person while knowing or having a reasonable belief that the Person will pay or offer to pay the foreign official, party or candidate, for the purpose of influencing a decision, inducing an official to violate their lawful duty, securing an improper advantage, or inducing a foreign official to use their influence to affect a governmental decision, (iii) has paid, accepted or received any unlawful contributions, payments, expenditures or gifts, (iv) has violated or operated in, or been advised in writing of any governmental or regulatory concerns regarding, noncompliance with any export restrictions, money laundering Law, anti-terrorism Law or regulation, anti-boycott regulations or embargo regulations or (v) is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department (the “Treasury Department”).

3.10 State Takeover Laws. No “business combination,” “fair price,” “affiliate transaction,” “moratorium,” “control share,” “takeover” or “interested shareholder” Law or other similar anti-takeover statute or regulation (collectively, the “Takeover Laws”) is applicable to this Agreement or the transactions contemplated hereby. The Company does not have any shareholder rights plan, “poison pill” or similar plan or arrangement in effect.

3.11 Employee Benefit Plans.

(a) Section 3.11(a) of the Company Disclosure Schedule sets forth a true, complete and correct list of each material Employee Benefit Plan. For purposes of this Agreement, “Employee Benefit Plan” means each employee benefit plan, program, policy, practice, or other arrangement providing benefits to any current or former employee, officer or director of the Company or any of its Subsidiaries or any beneficiary or dependent thereof that is sponsored or maintained by the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries contributes or is obligated to contribute, whether or not written, including, any employee welfare benefit plan within the meaning of Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any equity purchase plan, option, equity bonus, phantom equity or other equity plan, profit sharing, bonus, retirement (including compensation, pension, health, medical or life insurance benefits), deferred compensation, excess benefit, incentive compensation, severance, change in control or termination pay, hospitalization or other medical or dental, life or other insurance (including any self-insured arrangements), supplemental unemployment, salary continuation, sick leave or other leave of absence benefits, short- or long-term disability, or vacation benefits plan or any other agreement or policy or other arrangement providing employee benefits, employment-related compensation, fringe benefits or other benefits (whether qualified or nonqualified, funded or unfunded). No Employee Benefit Plan is maintained outside the jurisdiction of the United States, or covers any employee residing or working outside of the United States.

(b) With respect to each material Employee Benefit Plan, the Company has delivered or made available to Parent a true, correct and complete copy of: (i) each writing constituting a part of such Employee Benefit Plan, including, all plan documents, benefit schedules and trust agreements; (ii) the most recent Annual Report (Form 5500 Series) and accompanying schedule, if any; (iii) the current summary plan description and any material modifications thereto, if any; (iv) the most recent actuarial report, if any; and (v) the most recent determination letter or opinion letter from the IRS, if any.

(c) Each Employee Benefit Plan intended to qualify under Section 401(a) of the Code and each related trust intended to qualify under Section 501(a) of the Code has received a favorable determination or opinion letter from the IRS with respect to each such Employee Benefit Plan as to its qualified status under the Code, and to the Knowledge of the Company, no fact or event has occurred since the date of such letter or letters from the IRS that could reasonably be expected to adversely affect the qualified status of any such Employee Benefit Plan or the exempt status of any such trust.

(d) Each Employee Benefit Plan (including any related trusts) has been established, operated and administered in all material respects in compliance with its terms and applicable Laws, including, without limitation, ERISA and the Code. None of the Company or any of its Subsidiaries has engaged in a transaction with respect to any applicable Employee Benefit Plan that, assuming the taxable period of such transaction expired as of the date hereof, would be reasonably likely to subject the Company or any of its Subsidiaries to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA in an amount that would be material to the Company or any Subsidiary of the Company.

(e) All contributions required to be made to any material Employee Benefit Plan by applicable Law or regulation or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any material Employee Benefit Plan, for any period through the date hereof have been made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been accrued on the financial statements set forth in the Company SEC Reports to the extent required under GAAP.

(f) (i) No Employee Benefit Plan is a “multiemployer plan” within the meaning of Section 3(37) or 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”); (ii) none of the Company or its Subsidiaries nor any of their respective ERISA Affiliates has, at any time during the last six years, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan; (iii) none of the Company and its Subsidiaries nor any of their respective ERISA Affiliates has incurred any withdrawal liability under Title IV of ERISA that has not been satisfied in full; and (iv) none of the

Company or its Subsidiaries nor any of their respective ERISA Affiliates has contributed (or had any obligation of any sort) in the last six (6) years to a plan that is subject to Section 412 of the Code or Section 302 or Title IV of ERISA. “ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with the Company or any of its Subsidiaries as a “single employer” within the meaning of Section 414 of the Code.

(g) None of the Company and its Subsidiaries has any liability for life, health, medical or other welfare benefits to former employees or beneficiaries or dependents thereof, except for health continuation coverage as required by Section 4980B of the Code or Part 6 of Title I of ERISA or other applicable Law and at no expense to the Company and its Subsidiaries. The Company and each of its Subsidiaries has reserved the right to amend, terminate or modify at any time all plans or arrangements providing for post-retirement welfare benefits.

(h) There are no pending or, to the Knowledge of the Company, threatened claims (other than routine claims for benefits) or proceedings by a Governmental Entity by, on behalf of or against any Employee Benefit Plan or any trust related thereto which could reasonably be expected to result in any material liability to the Company or any of its Subsidiaries. No audit or other proceeding by a Governmental Entity is pending or threatened with respect to any Employee Benefit Plan.

(i) Each Employee Benefit Plan that is or was a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code and associated Treasury Department guidance has been operated in compliance with, and is in documentary compliance with, Section 409A of the Code and IRS regulations and guidance thereunder in all material respects.

(j) None of the execution and delivery of this Agreement, the Company Shareholder Approval, or the consummation of the transactions contemplated hereby, either alone or together with any other event or events, will (i) result in any payment (including, severance, golden parachute, forgiveness of indebtedness or otherwise) becoming due under any Employee Benefit Plan, whether or not such payment is contingent, (ii) increase any payments or benefits otherwise payable under any Employee Benefit Plan, (iii) result in the acceleration of the time of payment, vesting or funding of any benefits including, but not limited to, the acceleration of the vesting and exercisability of any equity awards, whether or not contingent, (iv) result in any limitation on the right of the Company or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Employee Benefit Plan or related trust, (v) require the funding of any trust or other funding vehicle, (vi) limit or restrict the right of the Company or, after the consummation of the transactions contemplated hereby, the Surviving Corporation, to merge, amend or terminate any of the Employee Benefit Plans to the extent permitted by applicable Law or (vii) result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code. No Employee Benefit Plan or other contract provides for the gross-up or reimbursement of Taxes under Section 4999 or 409A of the Code, or otherwise.

3.12 Approvals. As of the date of this Agreement, the Company knows of no reason relating to the Company why all regulatory approvals from any Governmental Entity required for the consummation of the transactions contemplated by this Agreement should not be obtained on a timely basis.

3.13 Opinion. The Company Board has received the opinion of Raymond James & Associates, Inc. that, as of the date of such opinion, and based upon and subject to the factors and assumptions set forth therein, the Merger Consideration to be paid to the holders of Company Common Stock in the Merger is fair, from a financial point of view, to such holders.

3.14 Company Information. The information relating to the Company and its Subsidiaries that is provided by the Company or its representatives for inclusion in the Proxy Statement/Prospectus and Form S-4, or in any application, notification or other document filed with any other Regulatory Agency or other Governmental Entity in connection with the transactions contemplated by this Agreement, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The portions of the Proxy Statement/Prospectus relating to the Company and its Subsidiaries and other portions within the reasonable control of the Company and its Subsidiaries will comply with the provisions of the Exchange Act and the rules and regulations thereunder.

3.15 Legal Proceedings. There is no suit, action, investigation, claim, proceeding or review pending, or to the Knowledge of the Company, threatened against or affecting it or any of its Subsidiaries or any of the current or former directors or executive officers of it or any of its Subsidiaries and there are no facts or circumstances that would reasonably be expected to result in any claims against the Company or any of its Subsidiaries. There is no outstanding injunction, order, writ, award, judgment, settlement, arbitration ruling, decree or regulatory restriction imposed upon or entered into by the Company, any of its Subsidiaries or the assets of it or any of its Subsidiaries (or that, upon consummation of the Mergers, would apply to Parent or any of its Affiliates). For purposes of this Agreement, “Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

3.16 Material Contracts.

(a) Except for those agreements and other documents filed as exhibits or incorporated by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 or filed or incorporated in any of its other Company SEC Reports filed since January 1, 2019 and prior to the date hereof, neither the Company nor any of its Subsidiaries is a party to, bound by or subject to any agreement, contract, arrangement, commitment or understanding (whether written or oral) (in the case of subsections (iv), (v), (vi), (ix) and (x), only those involving the payment of more than $100,000 over the life of the agreement) (each, whether or not filed with the SEC, a “Material Contract”):

(i) that is a “material contract” within the meaning of Item 601(b)(10) of the SEC’s Regulation S-K;

(ii) that contains a non-compete or client or customer non-solicit requirement or any other provisions that materially restricts the conduct of, or the manner or location of conducting, any line of business of the Company or any of its Affiliates (or, upon consummation of the Mergers, of Parent or any of its Affiliates);

(iii) that obligates the Company or any of its Affiliates (or, upon consummation of the Mergers, Parent or any of its Affiliates) to conduct business with any third party on an exclusive or preferential basis;

(iv) that requires referrals of business or requires the Company or any of its Affiliates to make available investment opportunities to any Person on a priority or exclusive basis;

(v) that relates to the incurrence of indebtedness by the Company or any of its Subsidiaries (other than deposit liabilities, trade payables, federal funds purchased, advances and loans from the Federal Home Loan Bank and securities sold under agreements to repurchase, in each case incurred in the ordinary course of business consistent with past practice) including any sale and leaseback transactions, capitalized leases and other similar financing transactions;

(vi) that grants any right of first refusal, right of first offer or similar right with respect to any assets, rights or properties of the Company or any of its Subsidiaries;

(vii) that limits the payment of dividends by the Company or any of its Subsidiaries;

(viii) that relates to a joint venture, partnership, limited liability company agreement or other similar agreement or arrangement with any third party, or to the formation, creation or operation, management or control of any partnership or joint venture with any third party, except in each case that relates to merchant banking investments by the Company or its Subsidiaries in the ordinary course of business;

(ix) that relates to an acquisition, divestiture, merger or similar transaction and which contains representations, covenants, indemnities or other obligations (including indemnification, “earn-out” or other contingent obligations) that are still in effect;

(x) that provides for payments to be made by the Company or any of its Subsidiaries upon a change in control thereof;

(xi) that was not negotiated and entered into on an arm’s-length basis;

(xii) that provides for indemnification by the Company or any of its Subsidiaries of any Person, except for contracts entered into in the ordinary course of business providing for customary and immaterial indemnification and provisions of the Company Articles and the Company Bylaws providing for indemnification;

(xiii) that is a consulting agreement or data processing, software programming or licensing contract involving the payment of more than $150,000 per annum (other than any such contracts which are terminable by the Company or any of its Subsidiaries on 60 days or less notice without any required payment or other conditions, other than the condition of notice);

(xiv) that grants to a Person any right, license, covenant not to sue or other right in Company Owned Intellectual Property or grants to the Company or any of its Subsidiaries a license or other right to any Company Licensed Intellectual Property (excluding licenses to shrink-wrap or click-wrap software), in each case that involves the payment of more than $150,000 per annum or is material to the conduct of the businesses of the Company;

(xv) to which any Affiliate, officer, director, employee or consultant of such party or any of its Subsidiaries is a party or beneficiary (except with respect to loans to, or deposit or asset management accounts of, directors, officers and employees entered into in the ordinary course of business and in accordance with all applicable regulatory requirements with respect to it);

(xvi) that would prevent, materially delay or materially impede the Company’s ability to consummate the Merger, the Bank Merger or the other transactions contemplated hereby;

(xvii) that contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person or assets;

(xviii) that is a lease of real or personal property providing for annual rentals of $50,000 or more;

(xix) that contains a standstill or similar agreement pursuant to which the Company or any of its Subsidiaries has agreed not to acquire assets or securities of another party or any of its Affiliates;

(xx) that is between the Company or any of its Subsidiaries and any director or officer of the Company or any Person beneficially owning five percent or more of the outstanding Company Common Stock; or

(xxi) that is otherwise not entered into in the ordinary course of business or that is material to the Company or any Subsidiary of the Company or their financial condition or results of operations. The Company has Previously Disclosed or made available to Parent prior to the date hereof true, correct and complete copies of each Material Contract.

(b) (i) Each Material Contract is a valid and legally binding agreement of the Company or one of its Subsidiaries, as applicable, and, to the Knowledge of the Company, the counterparty or counterparties thereto, is enforceable in accordance with its terms (subject to the Bankruptcy and Equity Exception) and is in full force and effect, (ii) the Company and each of its Subsidiaries has duly performed all obligations required to be performed by it prior to the date hereof under each Material Contract, (iii) neither the Company nor any of its Subsidiaries, and, to the Knowledge of the Company, any counterparty or counterparties, is in breach of any provision of any Material Contract, (iv) each Material Contract can be readily fulfilled or performed by the Company and its Subsidiaries without undue or unusual expenditure of money or effort or any preparation, action or arrangement outside of the ordinary and usual course of business and (v) no event or condition exists that constitutes, after notice or lapse of time or both, will constitute, a breach, violation or default on the part of the Company or any of its Subsidiaries under any such Material Contract or provide any party thereto with the right to terminate such Material Contract. Section 3.16(b) of the Company Disclosure Schedule sets forth a true and complete list of (A) all Material Contracts pursuant to which consents or waivers are or may be required and (B) all notices which are required to be given, in each case, prior to the performance by the Company of this Agreement and the consummation of the Merger, the Bank Merger and the other transactions contemplated hereby.

3.17 Environmental Matters. (a) The Company and its Subsidiaries are in compliance, and have at all times in the past complied, with all applicable Environmental Laws; (b) to the Knowledge of the Company, no real property (including soils, groundwater, surface water, buildings or other structures) currently or formerly owned or operated by the Company or any of its Subsidiaries is or has been contaminated with, or has or has had any release of, any Hazardous Substance at any time in violation of any applicable Environmental Laws or requiring remediation under any Environmental Law; (c) to the Knowledge of the Company, neither the Company nor its Subsidiaries is subject to liability for any Hazardous Substance disposal or contamination on any third party property; (d) neither the Company nor its Subsidiaries has received any written notice, demand, letter, claim or request for information concerning any alleged violation of, or liability under, any Environmental Law which has not been fully resorbed; (e) there are no proceedings, claims, actions, or, to the Knowledge of the Company, investigations of any kind, pending, or threatened, by any Person, court, agency, or other Governmental Entity or any arbitral body, against the Company or its Subsidiaries relating to liability under any Environmental Law and, to the Knowledge of the Company, there is no reasonable basis for any such proceeding, claim, action or investigation; (f) there are no agreements, orders, judgments, injunctions or decrees by or with any court, Regulatory Agency or other Governmental Entity, or any agreements, indemnities or settlements with any Person that impose any liabilities or obligations on the Company or its Subsidiaries under, relating to or in respect of any Environmental Law or any Hazardous Substance; (g) to the Knowledge of the Company, there are no circumstances or conditions involving the Company, or its Subsidiaries, or any currently or formerly owned or operated property that could reasonably be expected to result in any claim, liability, investigations, cost or restriction under any Environmental Law against the Company or its Subsidiaries, or result in an restriction on the ownership, use, or transfer of any property pursuant to any applicable Environmental Law, or adversely affect the value of any currently owned property pursuant to any applicable Environmental Law; (h) the Company has made available to Parent copies of all environmental reports, studies, sampling data, correspondence, filings with Governmental Entities and other environmental information in its possession or control relating to the Company, its Subsidiaries and any currently or formerly owned or operated property; and (i) there are no reasonably anticipated future events, conditions, circumstances, practices, plans or legal requirements (in each case, of the Company or its Subsidiaries) (including foreclosures by the Company or its Subsidiaries which are pending in the ordinary course of business consistent with past practice) that could reasonably be expected to give rise to obligations or liabilities under any Environmental Law. For purposes of this Agreement, (i) “Environmental Laws” means any federal, state or local Law, permit, authorization, common Law or agency requirement relating to: (x) the protection, investigation or restoration of the environment, health, safety or natural resources; (y) the handling, use, presence, disposal, release or threatened release of, or exposure to, any Hazardous Substance; or (z) noise, odor, wetlands, employee exposure, indoor air, pollution, contamination or any injury or threat of injury to Persons or property from exposure to any Hazardous Substance; and (ii) “Hazardous Substances” means any substance in any concentration that is: (x) listed, classified or regulated pursuant to any Environmental Law, (y) any petroleum product or by product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive materials radon or (z) any other substance which has been, is or may be the subject of regulatory action by any Governmental Entity in connection with Environmental Law.

3.18 Taxes.

(a) The Company and each of its Subsidiaries (i) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all Tax Returns (as defined below) required to be filed by any of them and all such filed Tax Returns are complete and accurate in all material respects; and (ii) have paid all Taxes (as defined below) that are due and payable or that the Company or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, creditor or third party, except with respect to matters contested in good faith and for which adequate reserves have been established and reflected on the financial statements of the Company.

(b) None of the Tax Returns or matters described in Section 3.18(a) are currently under any audit, suit, proceeding, examination or assessment by the U.S. Internal Revenue Service (“IRS”) or the relevant state, local or foreign Tax authority and neither the Company nor any of its Subsidiaries has received notice from any Tax authority that an audit, suit, proceeding, examination or assessment in respect of such Tax Returns or matters pertaining to Taxes are pending or threatened.

(c) No deficiencies have been asserted or assessments made against the Company or any of its Subsidiaries that have not been paid or resolved in full.

(d) No written claim has been made against the Company or any of its Subsidiaries by any Tax authorities in a jurisdiction where the Company or its Subsidiaries does not file Tax Returns that the Company or its Subsidiaries is or may be subject to taxation by that jurisdiction.

(e) The Company is not, and during the past five years has never been, a “United States real property holding corporation” within the meaning of Section 897 of the Code.

(f) No liens for Taxes exist with respect to any of the assets of the Company or any of its Subsidiaries, except for liens for Permitted Encumbrances. Neither the Company nor any of its Subsidiaries has entered into any closing agreements, private letter rulings, technical advice memoranda or similar agreement or rulings with any Tax authority, nor have any been issued by any Tax authority, in each case that have any continuing effect.

(g) Neither the Company nor any of its Subsidiaries (i) has ever been a member of an affiliated, combined, consolidated or unitary Tax group for purposes of filing any Tax Return, other than, for purposes of filing, affiliated, combined, consolidated or unitary Tax Returns, a group of which the Company was the common parent, (ii) has any liability for Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), (iii) is a party to or bound by any Tax sharing or allocation agreement (other than any such agreement exclusively between or among the Company and its Subsidiaries) or to any other contract to indemnify any other Person with respect to Taxes (in each case, other than ancillary provisions in commercial agreements not primarily related to Taxes), (iv) has, or has ever had, a permanent establishment in any country other than the country of its organization, or (v) has granted to any Person any power of attorney that is currently in force with respect to any Tax matter.

(h) None of the Company or any of its Subsidiaries has agreed to or is required to make any adjustments pursuant to Section 481(a) of the Code or any similar provisions of state, local or foreign Law by reason of a change in accounting method, has any knowledge that any taxing authority has proposed any such adjustment, or has any application pending with any taxing authority requesting permission for any changes in accounting methods that relate to its business or operations.

(i) Neither the Company nor any of its Subsidiaries has participated in any “listed transactions” within the meaning of Treasury Regulations Section 1.6011-4(b).

(j) The Company has made available to Parent true and correct copies of the United States federal consolidated income Tax Returns filed by the Company and its Subsidiaries for all Taxable years or periods for which the relevant statute of limitations has not expired.

(k) None of the Company or its Subsidiaries has been a “distributing corporation” or “controlled corporation” (i) in any distribution occurring during the last 30 months that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign Law) or (ii) to the Knowledge of the Company, in any distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) of which the Mergers are a part.

As used in this Agreement, (i) the term “Tax” (including, with correlative meaning, the term “Taxes”) includes, whether disputed or not, (A) any and all United States federal, state, local and foreign income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, (B) any liability for the payment of any amounts of the type described in clause (A) above as a result of being a member of an affiliated, consolidated, combined, unitary or similar group (including any arrangement for group or consortium relief or similar arrangement) for any period, and (C) any liability for the payment of any amounts of the type described in clauses (A) or (B) above as a result of any express or implied obligation to indemnify any other Person or as a result of any obligation under any agreement or arrangement with any other Person with respect to such amounts and including any liability for Taxes of a predecessor or transferor, by contract or otherwise by operation of Law; and (ii) the term “Tax Return” includes all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) required to be supplied to any Tax authority relating to Taxes.

3.19 Reorganization. The Company has not taken or agreed to take any action, and is not aware of any fact or circumstance, that would prevent or impede, or could reasonably be expected to prevent or impede, the Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.20 Intellectual Property.

(a) Each of the Company and its Subsidiaries (A) solely owns (beneficially, and of record where applicable), free and clear of all Liens, other than Permitted Encumbrances and non-exclusive licenses entered into in the ordinary course of business, all right, title and interest in and to its respective Company Owned Intellectual Property, and (B) to the Knowledge of the Company, has valid and sufficient rights and licenses to all of the Company Licensed Intellectual Property. The Company Owned Intellectual Property is subsisting and, to the Knowledge of the Company, valid and enforceable. Each of the Company and its Subsidiaries owns or has the right to use all Intellectual Property used in or necessary for the conduct each of their respective businesses as presently conducted and as currently planned to be conducted.

(b) To the Knowledge of the Company, the operation of the Company and each of its Subsidiaries’ respective businesses as presently conducted does not infringe, dilute, misappropriate or otherwise violate the Intellectual Property rights of any third Person, and no Person has asserted that the Company or any of its Subsidiaries has infringed, diluted, misappropriated or otherwise violated any third Person’s Intellectual Property rights. To the Knowledge of the Company, no third Person has infringed, diluted, misappropriated or otherwise violated any of the Company’s or any of its Subsidiary’s rights in the Company Owned Intellectual Property.

(c) The Company and each of its Subsidiaries has taken reasonable measures to protect (i) their rights in their respective Company Owned Intellectual Property and (ii) the confidentiality of all Trade Secrets that are owned, used or held by the Company or any of its Subsidiaries, and to the Knowledge of the Company, such Trade Secrets have not been used, disclosed to or discovered by any Person except pursuant to appropriate non-disclosure agreements which have not been breached. To the Knowledge of the Company, no Person has gained unauthorized access to the Company’s or its Subsidiaries’ IT Assets since December 31, 2018.

(d) The Company’s and each of its Subsidiary’s respective IT Assets operate and perform substantially as required by the Company and each of its Subsidiaries in connection with their respective businesses and have not materially malfunctioned or failed within the past two years. The Company and each of its Subsidiaries have implemented reasonable backup, security and disaster recovery technology and procedures consistent with industry practices. The Company and each of its Subsidiaries is compliant with all applicable Laws, rules and regulations, and their own privacy and security policies and commitments to their respective customers, consumers and employees, concerning data protection and the privacy and security of personal data and the nonpublic personal information of their respective customers, consumers and employees.

(e) For purposes of this Agreement,

(i) “Intellectual Property” means any and all: (A) trademarks, service marks, brand names, collective marks, Internet domain names, logos, symbols, slogans, designs and other indicia of origin, together with all translations, adaptations, derivations and combinations thereof, all applications, registrations and renewals for the foregoing, and all goodwill associated therewith and symbolized thereby; (B) patents and patentable inventions (whether or not reduced to practice), all improvements thereto, and all invention disclosures and applications therefor, together with all divisions, continuations, continuations-in-part, revisions, renewals, extensions, reexaminations and reissues in connection therewith; (C) confidential proprietary business information, trade secrets and know-how, including processes, schematics, business and other methods, technologies, techniques, protocols, formulae, drawings, prototypes, models, designs, unpatentable discoveries and inventions (“Trade Secrets”); (D) copyrights in published and unpublished works of authorship (including databases and other compilations of information), and all registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; and (E) other intellectual property rights.

(ii) “IT Assets” means, with respect to any Person, the computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data, data communications lines, and all other information technology equipment, and all associated documentation owned by such Person or such Person’s Subsidiaries.

(iii) “Company Licensed Intellectual Property” means the Intellectual Property owned by third Persons that is used in or necessary for the operation of the respective businesses of the Company and each of its Subsidiaries as presently conducted.

(iv) “Company Owned Intellectual Property” means Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries.

3.21 Properties. Each of the Company and its Subsidiaries (a) has good and marketable and indefeasible title to all the properties, assets and premises owned by the Company or any of its Subsidiaries (the “Company Owned Properties”), free and clear of all Liens of any nature whatsoever, except (i) statutory Liens not yet delinquent which are being contested in good faith by appropriate proceedings, (ii) Liens for Taxes not yet due and payable or that are being contested in good faith and for which adequate reserves have been established and reflected on the financial statements of the Company, (iii) easements, rights of way, and other similar encumbrances that do not adversely affect the value or affect the use of the properties or assets subject thereto or affected thereby or otherwise impair business operations at such properties as bank facilities and (iv) such imperfections or irregularities of title or Liens as do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (collectively, “Permitted Encumbrances”), and (b) is the lessee or sublessee of all properties, assets and premises leased or subleased by the Company or one of its Subsidiaries (the “Company Leased Properties” and, collectively with the Company Owned Properties, the “Company Real Property”), free and clear of all Liens of any nature whatsoever, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or sublessee or, to the Knowledge of the Company, the lessor. None of the Company or any of its Subsidiaries owns, and no such entity is in the process of foreclosing (whether by judicial process or by power of sale) or otherwise in the process of acquiring title to, except pursuant to foreclosures which are pending in the ordinary course of business consistent with past practice, any real property or premises on the date hereof in whole or in part. Section 3.21 of the Company Disclosure Schedule contains a complete and correct list of (i) all Company Owned Properties, including real property designated as “other real estate owned” by the Company and other real property or premises operated by the Company or any of its Subsidiaries as of the date hereof and (ii) all Company Leased Properties and together with a list of all applicable leases or subleases (each, a “Lease”) and the name of the lessor or sublessor.

(a) All buildings, structures, improvements and fixtures on the Company Real Property and the equipment located thereon are in good operating condition and repair, ordinary wear and tear excepted, and are collectively sufficient to carry on the respective businesses of the Company and its Subsidiaries in the ordinary course consistent with past practice. All Company Owned Properties and, to the Knowledge of the Company, all Company Leased Properties conform to all applicable Laws.

(b) As to the Company and its Subsidiaries, none of the Company Real Property has been condemned or otherwise taken by any Governmental Entity and, to the Knowledge of the Company, no condemnation or taking is threatened or contemplated and none thereof is subject to any claim, contract or Law which might adversely affect its use or value for the purposes now made of it. None of the Company Real Property is subject to any current interests of third parties or other restrictions or limitations that would impair or be inconsistent with the current use of such Company Real Property by the Company or such Subsidiary.

(c) The Company has delivered to Parent true, accurate and complete copies of each of the following to the extent in the possession or control of the Company or its Subsidiaries and in any way related to any of the Company Real Property: (i) title commitments together with legible copies of all underlying exceptions, (ii) title policies, (iii) environmental reports, (iv) zoning reports and zoning letters, (v) licenses and permits, and (vi) Leases and any amendments or renewals thereof.

(d) Neither the Company nor any of its Subsidiaries has leased, subleased, licensed or granted occupancy rights in any portion or any parcel of Company Real Property, and, to the Knowledge of the Company, no other Person has any rights to the use, occupancy or enjoyment thereof pursuant to any Lease, license, occupancy or other agreement.

(e) Since December 31, 2018, there has not been any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by the Company or its Subsidiaries, whether or not covered by insurance.

(f) Neither the Company nor any of its Subsidiaries has granted any options or rights of first refusal to purchase any Company Owned Property (or any portion thereof or interest therein).

(g) The Company Owned Property is occupied under a valid certificate of occupancy or similar permit. The Mergers will not require the issuance of any new or amended certificate of occupancy and, to the Knowledge of the Company, there are no facts that would prevent the Company Owned Property from being occupied by Parent after the Closing in the same manner as occupied by the Company immediately prior to the Closing.

(h) Neither the Company nor any of its Subsidiaries has received written notice from a Governmental Entity that a Company Owned Property is not in material compliance with applicable health and safety related requirements, including those requirements under the American with Disabilities Act of 1990, as amended.

(i) The buildings, driveways and all other structures and improvements upon the Company Owned Properties are all wholly within the boundary lines and lot limits of such Company Owned Property or have the benefit of valid easements or similar property rights and do not encroach on any adjoining premises or easement or similar property right benefiting such Company Owned Property that would affect the use thereof. There are no encroachments on any Company Owned Property or any easement of property, right or benefit appurtenant thereto by any improvements located on any adjoining property which detract from the use thereof. There are no outstanding requirements or recommendations by any insurance company that has issued a policy covering the Company Owned Properties, or by any board of fire underwriters or other body exercising similar functions, requiring or recommending any repairs or work to be done on any such property.

(j) Each of the Leases is valid and existing and in full force and effect and constitutes a valid and binding obligation of each party thereto, enforceable against each such party in accordance with its terms (in each case, subject to the Bankruptcy and Equity Exception), and no party thereto is in default and no notice of a claim of default by any party has been delivered to the Company or any of its Subsidiaries, or is now pending, and there does not exist any event that with notice or the passing of time, or both, would constitute a default or excuse performance by any party thereto, provided that with respect to matters relating to any party other than the Company or one of its Subsidiaries, the foregoing representation is based on the Knowledge of the Company.

(k) Since December 31, 2018, neither the Company nor any of its Subsidiaries has received or sent any written notice of termination, cancellation, breach or default from another party under any of the Leases that has not since been rescinded.

(l) None of the Leases referred to in the Company Disclosure Schedule will expire prior to the Effective Time pursuant to their terms.

(m) Neither the Company nor any of its Subsidiaries has (i) assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any of its rights and interest in any of the Leases or (ii) collaterally assigned or granted any other security interests in any Lease or any interest therein.

3.22 Insurance. (a) The Company and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of the Company reasonably has determined to be prudent and consistent with industry practice, and the Company and its Subsidiaries are in compliance with their insurance policies and are not in default under any of the terms thereof, (b) each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of the Company and its Subsidiaries, the Company or the relevant Subsidiary thereof is the sole beneficiary of such policies, and (c) all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion.

3.23 Accounting and Internal Controls.

(a) The records, systems, controls, data and information of the Company and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of the Company or its Subsidiaries or accountants (including all means of access thereto and therefrom). The Company and its Subsidiaries have devised and maintain internal control over financial reporting (within the meaning of Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Such internal control over financial reporting is and has been effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are and were recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are and were being made only in accordance with authorizations of management and directors of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on their respective financial statements. The Company has designed and implemented disclosure controls and procedures (within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information relating to the Company and its Subsidiaries is or was, as the case may be, made known to its management by others within those entities as appropriate to allow timely decisions regarding required disclosure and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act and such disclosure controls and procedures are effective.

(b) The Company’s management has completed an assessment of the effectiveness of its internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2020, and such assessment concluded that such controls were effective. The Company has previously disclosed, based on its most recent evaluation prior to the date hereof, to its auditors and the audit committee of the Company Board: (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in its internal controls over financial reporting. The Company has made available to Parent (A) a summary of any such disclosure made by management to the Company’s auditors and audit committee since

December 31, 2018 and (B) any communication since December 31, 2018 made by management or the Company’s auditors to the audit committee required or contemplated by listing standards of Nasdaq, the audit committee’s charter or professional standards of the Public Company Accounting Oversight Board.

(c) Since January 1, 2019, (i) none of the Company or any of its Subsidiaries or, to the Knowledge of the Company, any director, officer, auditor, accountant or representative of the Company or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or written claim regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or written claim that the Company or any of its Subsidiaries, as applicable, has engaged in questionable accounting or auditing practices, and (ii) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation to the Company Board or any committee thereof or to any of its directors or officers. The Company has made available to Parent a summary of all complaints or concerns relating to other matters made since December 31, 2018 through the Company’s whistleblower hot-line or equivalent system for receipt of Company employee concerns, as applicable regarding possible violations of Law.

3.24 Derivatives. Neither the Company nor any of its Subsidiaries has or is a party to any swaps, caps, floors, collars, option agreements, futures and forward contracts and other similar derivative transactions outstanding nor do any of them own any securities that (i) are referred to generically as “structured notes,” “high risk mortgage derivatives,” “capped floating rate notes” or “capped floating rate mortgage derivatives” or (ii) could have changes in value as a result of interest or exchange rate changes that significantly exceed normal changes in value attributable to interest or exchange rate changes.

3.25 Loan Matters.

(a) Each loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) in which the Company or any Subsidiary of the Company is a creditor (collectively, “Loans”) currently outstanding (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid Liens which have been perfected and (iii) to the Knowledge of the Company, is a legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms (subject to the Bankruptcy and Equity Exception). The notes or other credit or security documents with respect to each such outstanding Loan were in compliance with all applicable Laws at the time of origination or purchase by the Company or its Subsidiaries.

(b) Each outstanding Loan was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained in accordance with the relevant notes or other credit or security documents and the Company’s written underwriting standards, in each case, with all applicable requirements of applicable Law.

(c) None of the agreements pursuant to which the Company or any of its Subsidiaries has sold or is servicing (i) Loans or pools of Loans or (ii) participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein or to pursue any other form of recourse against the Company or any of its Subsidiaries solely on account of a payment default by the obligor on any such Loan.

(d) The Company has Previously Disclosed to Parent all claims for repurchases by the Company or any of its Subsidiaries of home mortgage loans that were sold to third parties by the Company and its Subsidiaries that are outstanding or threatened (in writing), in each case, as of the date hereof and since December 31, 2018.

(e) Section 3.25(e) of the Company Disclosure Schedule sets forth a list of (i) each Loan that as of March 31, 2021 (A) was contractually past due 90 days or more in the payment of principal and/or interest, (B) was on non-accrual status, (C) was classified as “substandard,” “doubtful,” “loss,” “classified,” “criticized,” “credit risk assets,” “concerned loans,” “watch list,” “impaired” or “special mention” (or words of similar import) by the Company, any of its Subsidiaries or any Governmental Entity (D) a specific reserve allocation existed in connection therewith, (E) was required to be accounted for as a troubled debt restructuring in accordance with ASC 310-40, (ii) each Loan that, as of March 31, 2021, (A) a reasonable doubt exists as to the timely future collectability of principal and/or interest, whether or not interest is still accruing or the Loans are less than 90 days past due, (B) the interest rate terms have been reduced and/or the maturity dates have been extended subsequent to the agreement under which the Loan was originally created due to concerns regarding the borrower’s ability to pay in accordance with such initial terms, or (C) where a specific reserve allocation exists in connection therewith, and (iii) each asset of the Company or any of its Subsidiaries that, as of March 31, 2021, was classified as “other real estate owned,” “other repossessed assets” or as an asset to satisfy Loans, and the book value thereof as of such date. For each loan identified in accordance with the immediately preceding sentence, Section 3.25(e) of the Company Disclosure Schedule sets forth the outstanding balance, including accrued and unpaid interest, on each such Loan and the identity of the borrower thereunder as of March 31, 2021.

(f) Section 3.25(f) of the Company Disclosure Schedule sets forth a list of all Loans outstanding as of the date of this Agreement by the Company or any of its Subsidiaries to any directors, officers and principal shareholders (as such terms are defined in Regulation O of the Federal Reserve Board (12 C.F.R. Part 215)) of the Company or any of its Subsidiaries. There are no employee, officer, director or other affiliate Loans on which the borrower is paying a rate other than that reflected in the note or other relevant credit or security agreement or on which the borrower is paying a rate which was not in compliance with Regulation O, and all such Loans are and were originated in compliance with all applicable Laws.

(g) Neither the Company nor any of its Subsidiaries is now nor has it ever been since December 31, 2018 subject to any fine, suspension, settlement or other contract or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Entity relating to the origination, sale or servicing of mortgage or consumer Loans.

(h) Since December 31, 2018, the Company and each of its Subsidiaries has complied with, and all documentation in connection with the origination, processing, underwriting and credit approval of any mortgage loan originated by the Company or any of its Subsidiaries satisfied: (1) all applicable Laws with respect to the origination, insuring, purchase, sale, pooling, servicing, subservicing, loan modification, loss mitigation or filing of claims in connection with such mortgage loans, including, to the extent applicable, all Laws relating to real estate settlement procedures, consumer credit protection, truth in lending Laws, usury limitations, fair housing, transfers of servicing, collection practices, equal credit opportunity and adjustable rate mortgages, in each case applicable as of the time of such origination, processing, underwriting or credit approval; (2) the responsibilities and obligations relating to such mortgage loans set forth in any contract between the Company or any of its Subsidiaries, on the one hand, and any Governmental Entity, loan investor or insurer, on the other hand; (3) the applicable rules, regulations, guidelines, handbooks and other requirements of any Governmental Entity, loan investor or insurer, in each case applicable as of the time of such origination, processing, underwriting or credit approval; and (4) the terms and provisions of any mortgage or other collateral documents and other loan documents with respect to each such mortgage loan; in each case applicable as of the time of such origination, processing, underwriting or credit approval.

(i) Since December 31, 2018, the Company and each of its Subsidiaries have not engaged in, and, to the Knowledge of the Company, no third-party vendors (including outside law firms and other third-party foreclosure services providers used by the Company or by any of its Subsidiaries, as applicable) has engaged in, directly or indirectly, (1) any foreclosures in violation of any applicable Law, including but not limited to the Servicemembers Civil Relief Act, or in breach of any binding Regulatory Agreement or (2) the conduct referred to as “robo-signing” or any other similar conduct of approving or notarizing documents relating to mortgage loans that do not comply with any applicable Law.

(j) Since December 31, 2018, the Company has not foreclosed upon, managed or taken a deed or title to, any real estate (other than single-family residential properties) without complying with all applicable FDIC environmental due diligence standards (including FDIC Bulletin FIL-14-93, and update FIL-98-2006) or foreclosed upon, managed or taken a deed or title to, any such real estate if the environmental assessment indicates the liabilities under Environmental Laws are likely in excess of the asset’s value.

3.26 Community Reinvestment Act Compliance. The Company and each of its Subsidiaries that is an insured depositary institution is in compliance with the applicable provisions of the Community Reinvestment Act of 1977 and the regulations promulgated thereunder and has received a Community Reinvestment Act rating of at least “satisfactory” in its most recently completed exam, and to the Knowledge of the Company, there does not exist any fact or circumstance or set of facts or circumstances which would reasonably be expected to result in the Company or any such Subsidiary having its current rating lowered.

3.27 Investment Securities.

(a) Each of the Company and its Subsidiaries has good and valid title to all securities held by it (except securities sold under repurchase agreements or held in any fiduciary or agency capacity) free and clear of any Liens, except to the extent such securities are pledged in the ordinary course of business consistent with prudent business practices to secure obligations of the Company or any of its Subsidiaries and except for such defects in title or Liens that would not be material to the Company and its Subsidiaries. Such securities are valued on the books of the Company and its Subsidiaries in accordance with GAAP.

(b) The Company and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that the Company believes are prudent and reasonable in the context of such businesses. Prior to the date of this Agreement, the Company has made available to Parent each of such policies, practices and procedures.

3.28 Related Party Transactions. Except for ordinary course loans and deposit, trust, and asset management services on arms’ length terms, and “compensation” as used in Item 402 of the SEC’s Regulation S-K, there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between the Company or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of the Company or any of its Subsidiaries or any Person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) 5% or more of the Company Common Stock (or any of such Person’s immediate family members or Affiliates) (other than Subsidiaries of the Company) on the other hand.

3.29 Labor. Neither the Company nor any of its Subsidiaries is, nor at any time since January 1, 2018 was, a party to or bound by any labor or collective bargaining agreement and to the Knowledge of the Company, there are no organizational campaigns, petitions or other activities or proceedings of any labor union, workers’ council or labor organization seeking recognition of a collective bargaining unit with respect to, or otherwise attempting to represent, any of the employees of the Company or any of its Subsidiaries or compel the Company or any of its Subsidiaries to bargain with any such labor union, workers’ council or labor organization. There are no labor related controversies, strikes, slowdowns, walkouts or other work stoppages pending or, to the

Knowledge of the Company, threatened (in writing) and neither the Company nor any of its Subsidiaries has experienced any such labor related controversy, strike, slowdown, walkout or other work stoppage since January 1, 2018. Each of the Company and its Subsidiaries is in material compliance with all applicable Laws relating to labor, employment, termination of employment or similar matters, including but not limited to Laws relating to discrimination, disability, classification of workers, labor relations, hours of work, payment of wages and overtime wages, pay equity, immigration, workers compensation, working conditions, employee scheduling, occupational safety and health, family and medical leave, and employee terminations, and has not engaged in any unfair labor practices or similar prohibited practices. There are no complaints, lawsuits, arbitrations, administrative proceedings, or other proceedings of any nature pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries brought by or on behalf of any applicant for employment, any current or former employee, any Person alleging to be a current or former employee, any class of the foregoing, or any Governmental Entity, relating to any such Law, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship.

3.30 No Additional Representations.

(a) Except for the representations and warranties made by the Company in this Article III and representations and warranties contained in any certificates or other documents delivered pursuant to this Agreement, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither the Company nor any other Person makes or has made any representation or warranty to Parent or any of its or their Affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to the Company, any of its Subsidiaries or their respective businesses or (ii) except for the representations and warranties made by the Company in this Article III and representations and warranties contained in any certificates or other documents delivered pursuant to this Agreement, any oral or written information presented to Parent or any of its Affiliates or representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the transactions contemplated hereby. Notwithstanding the foregoing, nothing in this Section 3.30 shall limit Parent’s remedies with respect to claims of fraud arising from or relating to the express representations and warranties made by the Company in this Article III.

(b) Notwithstanding anything contained in this Agreement to the contrary, the Company acknowledges and agrees that none of Parent or any other Person has made or is making any representations or warranties relating to Parent whatsoever, express or implied, beyond those expressly given by Parent in Article IV hereof and those contained in any certificates or other documents delivered pursuant to this Agreement, including any implied representation or warranty as to the accuracy of any information made available to the Company or any of its representatives. Without limiting the generality of the foregoing, the Company acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to the Company or any of its representatives.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT

No representation or warranty of Parent contained in Article IV (other than the representations and warranties in Sections 4.2, 4.3(b) and 4.8, which shall be true and correct in all respects with respect to them) shall be deemed untrue or incorrect, and Parent shall not be deemed to have breached any representation or warranty, as a consequence of the existence or absence of any fact, circumstance or event unless such fact, circumstance or event, individually or taken together with all other facts, circumstances or events inconsistent with such representation or warranty contained in Article IV, would cause the representation or warranty not to be true in all material respects. Subject to the foregoing, except as disclosed in any report, schedule, form or other document filed with, or furnished to, the SEC by Parent prior to the date hereof which is publicly available (without giving effect to any amendment thereof filed with or furnished to the SEC after the date hereof, and disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosure of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), Parent hereby represents and warrants to the Company as follows:

4.1 Corporate Organization.

(a) Parent is a corporation duly incorporated and validly existing under the Laws of the State of Washington. Columbia Bank is a commercial bank duly formed and validly existing under the Laws of the State of Washington. Each of Parent and Columbia Bank has the requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary. Parent is duly registered as a bank holding company under the BHC Act.

(b) True, complete and correct copies of the Parent Articles, and Parent Bylaws, as in effect as of the date of this Agreement, have previously been publicly filed by Parent and made available to the Company. The Parent Articles and Parent Bylaws made available to the Company are in full force and effect.

4.2 Capitalization.

(a) The authorized capital stock of Parent consists of (i) 115,000,000 shares of common stock, with no par value per share (the “Parent Common Stock”), of which, as of June 21, 2021 (the “Parent Capitalization Date”), 73,927,238 were issued and 71,743,885 were outstanding, and (ii) 2,000,000 shares of preferred stock, no par value per share (“Parent Preferred Stock”), none of which were issued and outstanding as of the Parent Capitalization Date. As of the Parent Capitalization Date, 2,210,216 shares of Parent Common Stock were authorized for issuance upon exercise of options issued pursuant to employee and director stock plans of Parent or a Subsidiary of Parent in effect as of the date of this Agreement (the “Parent Stock Plans”). All of the issued and outstanding shares of Parent Common Stock have been duly authorized and validly issued and, are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Upon issuance of any Parent Common Stock in accordance with the terms of Parent Stock Plans, such stock will be duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the date of this Agreement, no Voting Debt of Parent is issued or outstanding. Except pursuant to this Agreement and the options described in this Section 4.2, Parent does not have and is not bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of Parent Common Stock, Parent Preferred Stock, Voting Debt of Parent or any other equity securities of Parent or any securities representing the right to purchase or otherwise receive any shares of Parent Common Stock, Parent Preferred Stock, Voting Debt of Parent or other equity securities of Parent. There are no contractual obligations of Parent or any of its Subsidiaries (i) to repurchase, redeem or otherwise acquire any shares of capital stock of Parent or any equity security of Parent or its Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of Parent or its Subsidiaries or (ii) pursuant to which Parent or any of its Subsidiaries is or could be required to register shares of Parent capital stock or other securities under the Securities Act. There are no voting trusts or other agreements or understandings to which Parent, any Subsidiary of Parent or, to the Knowledge of Parent, any of their respective officers or directors, is a party with respect to the voting of any Parent Common Stock, Parent Preferred Stock, Voting Debt or other equity securities of Parent. The shares of Parent Common Stock to be issued pursuant to the Merger will be duly authorized and validly issued and, at the Effective Time, all such shares will be fully paid, nonassessable, and free of preemptive rights, with no personal liability attaching to the ownership thereof.

(b) Parent directly owns all of the outstanding stock of Columbia Bank.

4.3 Authority; No Violation.

(a) Parent has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly, validly and unanimously approved and this Agreement duly adopted by the Parent Board, and the Parent Board has determined that the Merger, on the terms and conditions set forth in this Agreement, is in the best interests of Parent and its shareholders. No other corporate proceedings on the part of Parent are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and constitutes the valid and binding obligation of Parent, enforceable against Parent in accordance with its terms (subject to the Bankruptcy and Equity Exception).

(b) Neither the execution and delivery of this Agreement, nor the consummation by Parent of the Mergers or the other transactions contemplated hereby, nor compliance with any of the terms or provisions of this Agreement, will (i) violate any provision of the Parent Articles, Parent Bylaws or similar documents of Parent’s Subsidiaries, or (ii) assuming that the consents, approvals and filings referred to in Section 4.4 are duly obtained and/or made, (A) violate any Law applicable to Parent, any of its Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event that, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Parent or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, franchise, permit, agreement, bylaw or other instrument or obligation to which Parent or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets is bound except, with respect to clause (ii), for any such violation, conflict, breach, default, termination, cancellation, acceleration or creation as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Parent.

4.4 Consents and Approvals. Except for (a) any applicable filing with Nasdaq, (b) the filing with the SEC of the Proxy Statement/Prospectus and the Form S-4 in which the Proxy Statement/Prospectus will be included, and declaration of effectiveness of the Form S-4, (c) the filing of a notice and/or an application with the Federal Reserve pursuant to the Bank Holding Company Act of 1956, as amended, or regulations promulgated by the Federal Reserve thereunder, (d) filings of applications, notices, plans and certificates to the Washington State Department of Financial Institutions pursuant to Sections 30A.49.040, 30A.49.125 and 30A.04.405 of the RCW, as applicable, and approval of or non-objection to such applications, filings, certificates and notices, (e) the filing of a bank merger application with the FDIC pursuant to the Bank Merger Act of 1960, as amended, (f) the filing of a request for exemption pursuant to Section 1260 of the CFC with the DFPI and the filing of the report of merger and other documents and filings required by Section 4904 of the CFC with the DFPI, as applicable, (g) the filing of the Washington Articles of Merger and the other documents and filings required by Section 23B.11.050 of the RCW with the Washington Secretary and the filing of the documents and filings required by Section 1108 of the CGCL with the California Secretary, as applicable, and (h) such filings and approvals as are required to be made or obtained under the securities or “blue sky” Laws of various states in connection with the issuance of the shares of Parent Common Stock pursuant to this Agreement, no consents or approvals of or filings or registrations with any Governmental Entity, are necessary in connection with the consummation of the Mergers and the other transactions contemplated by this Agreement.

4.5 Reports.

(a) Parent and each of its Subsidiaries have timely filed all reports, registration statements, proxy statements and other materials, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2018 with the Regulatory Agencies and each other applicable Governmental Entity, and all other reports and statements required to be filed by them since December 31, 2018, including any report or statement required to be filed pursuant to the Laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency or other Governmental Entity, and have paid all fees and assessments due and payable in connection therewith, and there are no violations or exceptions in any such report or statement that are unresolved as of the date hereof.

(b) An accurate and complete copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC by Parent pursuant to the Securities Act or the Exchange Act since December 31, 2018 and prior to the date of this Agreement (the “Parent SEC Reports”) is publicly available. No such Parent SEC Report, at the time filed, furnished or communicated (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances in which they were made, not misleading, except that information filed as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all Parent SEC Reports complied as to form with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of Parent has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date hereof, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the Parent SEC Reports. None of the Subsidiaries of Parent is required to file periodic reports with the SEC or any other Governmental Entity pursuant to Section 13 or 15(d) of the Exchange Act (other than Form 13F).

(c) Parent is in compliance with the applicable listing and corporate governance rules and regulations of Nasdaq.

4.6 Financial Statements. The financial statements of Parent and its Subsidiaries included (or incorporated by reference) in the Parent SEC Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Parent and its Subsidiaries; (ii) fairly present the consolidated statements of income, cash flows, changes in shareholders’ equity and consolidated financial position of Parent and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to recurring year-end audit adjustments normal in nature and amount); (iii) complied as to form, as of their respective dates of filing with the SEC, with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Parent and its Subsidiaries have been maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. As of the date hereof, Deloitte & Touche LLP has not resigned (or informed Parent that it intends to resign) or been dismissed as independent public accountants of Parent as a result of or in connection with any disagreements with Parent on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

4.7 Broker’s Fees. None of Parent, any of its Subsidiaries or any of their respective officers or directors have employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Mergers or any other transactions contemplated by this Agreement other than to Keefe, Bruyette & Woods, Inc.

4.8 Absence of Changes. Since December 31, 2019, and through the date of this Agreement, no event or events has occurred that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent.

4.9 Compliance with Applicable Law.

(a) Parent and each of its Subsidiaries hold, and have at all times since December 31, 2018 held, all licenses, franchises, permits and authorizations which are necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to applicable Law (and have paid all fees and assessments due and payable in connection therewith). Parent and each of its Subsidiaries has complied with, and are not in default or violation of, (i) any applicable Law, including all Laws related to data protection or privacy, the USA PATRIOT Act of 2001, the Volcker Rule, Regulation W of the Federal Reserve Board or the regulations implementing such statutes, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other Law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans and all regulations, orders or guidance with respect to economic or trade sanction issued by the Office of Foreign Assets Control, and (ii) any posted or internal privacy policies relating to data protection or privacy, including, the protection of personal information,

(b) No investigation or review by any Governmental Entity with respect to Parent or any of its Subsidiaries is pending or, to the Knowledge of Parent, threatened, nor has Parent or any of its Subsidiaries received an notification or communication from any Governmental Entity (i) asserting that the Parent or any of its Subsidiaries is not in compliance with any of the Laws which such Governmental Entity enforces or (ii) threatening to revoke, suspend, or cancel any license, franchise, permit or authorization.

4.10 Approvals. As of the date of this Agreement, Parent knows of no reason why all regulatory approvals from any Governmental Entity required for the consummation of the transactions contemplated by this Agreement should not be obtained on a timely basis.

4.11 Parent Information. The information relating to Parent and its Subsidiaries that is provided by Parent or its representatives for inclusion in the Proxy Statement/Prospectus and the Form S-4, or in any application, notification or other document filed with any other Regulatory Agency or other Governmental Entity in connection with the transactions contemplated by this Agreement, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The portions of the Proxy Statement/Prospectus relating to Parent and its Subsidiaries and other portions within the reasonable control of Parent and its Subsidiaries will comply with the provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder. The Form S-4 will comply with the provisions of the Securities Act and the rules and regulations thereunder.

4.12 Legal Proceedings. There is no suit, action, investigation, claim, proceeding or review pending, or to the Knowledge of Parent, threatened against or affecting it or any of its Subsidiaries or any of the current or former directors or executive officers of it or any of its Subsidiaries and there are no facts or circumstances that would reasonably be expected to result in any claims against Parent or any of its Subsidiaries. There is no outstanding injunction, order, writ, award, judgment, settlement, arbitration ruling, decree or regulatory restriction imposed upon or entered into by Parent, any of its Subsidiaries or the assets of it or any of its Subsidiaries.

4.13 Accounting and Internal Controls.

(a) The records, systems, controls, data and information of Parent and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Parent or its Subsidiaries or accountants (including all means of access thereto and therefrom). Parent and its Subsidiaries have devised and maintain internal control over financial reporting (within the meaning of Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Parent, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Parent are being made only in accordance with authorizations of management and directors of Parent, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Parent’s assets that could have a material effect on its financial statements. Parent has designed and implemented disclosure controls and procedures (within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information relating to Parent and its Subsidiaries is made known to its management by others within those entities as appropriate to allow timely decisions regarding required disclosure and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act and such disclosure controls and procedures are effective.

(b) Parent’s management has completed an assessment of the effectiveness of its internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2020, and such assessment concluded that such controls were effective. Parent has previously disclosed, based on its most recent evaluation prior to the date hereof, to its auditors and the audit committee of the Parent Board (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in its internal controls over financial reporting.

(c) Since January 1, 2019, (i) neither Parent nor any of its Subsidiaries nor, to the Knowledge of Parent, any director, officer, auditor, accountant or representative of it or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or written claim regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Parent or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or written claim that Parent or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Parent or any of its Subsidiaries, whether or not employed by it or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by it or any of its officers or directors to the Parent Board or any committee thereof or to any of its directors or officers.

4.14 Related Party Transactions. As of the date of this Agreement, there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between Parent or any of its Subsidiaries, on the one hand, and any current or former director or executive officer of Parent or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) 5% or more of the Parent Common Stock (or any of such person’s immediate family members or Affiliates) (other than Subsidiaries of Parent) on the other hand, that are required to be disclosed in a proxy statement pursuant to Section 14 of the Exchange Act and are not so disclosed.

4.15 Reorganization. None of Parent or any of its Subsidiaries has taken or agreed to take any action, and is not aware of any fact or circumstance, that would prevent or impede, or could reasonably be expected to prevent or impede, the Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.16 No Additional Representations.

(a) Except for the representations and warranties made by Parent in this Article IV and representations and warranties contained in any certificates or other documents delivered pursuant to this Agreement, neither Parent nor any other Person makes any express or implied representation or warranty with respect to Parent, its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Parent hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Parent nor any other Person makes or has made any representation or warranty to the Company or any of its Affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to Parent, any of its Subsidiaries or their respective businesses or (ii) except for the representations and warranties made by Parent in this Article IV and representations and warranties contained in any certificates or other documents delivered pursuant to this Agreement, any oral or written information presented to the Company or any of its Affiliates or representatives in the course of their due diligence investigation of Parent, the negotiation of this Agreement or in the course of the transactions contemplated hereby. Notwithstanding the foregoing, nothing in this Section 4.16 shall limit the Company’s remedies with respect to claims of fraud arising from or relating to the express representations and warranties made by Parent in this Article IV.

(b) Notwithstanding anything contained in this Agreement to the contrary, Parent acknowledges and agrees that neither the Company nor any other Person has made or is making any representations or warranties relating to the Company whatsoever, express or implied, beyond those expressly given by the Company in Article III hereof and those contained in any certificates or other documents delivered pursuant to this Agreement, including any implied representation or warranty as to the accuracy of any information made available to Parent or any of its representatives. Without limiting the generality of the foregoing, Parent acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to Parent or any of its representatives.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1 Conduct of Businesses Prior to the Effective Time. Except as Previously Disclosed, as expressly contemplated by or permitted by this Agreement, as required by applicable Law, or with the prior written consent of Parent, during the period from the date of this Agreement to the Effective Time, (a) the Company shall, and shall cause each of its Subsidiaries to, (i) conduct its business in the ordinary course consistent with past practice in all material respects, and (ii) use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships, and goodwill with Governmental Entities, customers, suppliers, distributors, creditors, lessors, officers and employees and business associates and keep available the services of the Company and its Subsidiaries’ present employees and agents and (b) each of the Company and Parent shall, and shall cause each of its respective Subsidiaries to, take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of either the Company or Parent to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby.

5.2 Company Forbearances. During the period from the date of this Agreement to the earlier of the Effective Time or the termination of this Agreement in accordance with Article VIII, except as Previously Disclosed, as expressly contemplated or permitted by this Agreement, or as required by applicable Law, the Company shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Parent (which shall not be unreasonably withheld):

(a) (i) issue, sell or otherwise permit to become outstanding, or dispose of or encumber or pledge, or authorize or propose the creation of, any additional shares of its capital stock, or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities or receive a cash payment based on the value of any shares of such capital stock, or (ii) permit any additional shares of its capital stock, or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities or receive a cash payment based on the value of any shares of such capital stock, to become subject to new grants, in each case except as required pursuant to the exercise or settlement of Company Stock Options outstanding on the date hereof in accordance with the terms of the applicable Company Stock Plan in effect on the date hereof.

(b) (i) Make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of its stock (other than (A) authorized dividends from its wholly owned Subsidiaries to it or another of its wholly owned Subsidiaries and (B) regular quarterly dividends on shares of Company Common Stock in an amount not to exceed $0.06 per share of Company Common Stock) or (ii) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its stock.

(c) Amend or modify the terms of, waive, release or assign any rights under, terminate, renew or allow to renew automatically, make any payment not then required under, knowingly violate the terms of or enter into (i) any Material Contract, Lease, Regulatory Agreement, any contract that would be a Material Contract if it were in existence on the date hereof or other binding obligation that is material to the Company and its Subsidiaries, taken as a whole, (ii) any material restriction on the ability of the Company or its Subsidiaries to conduct its business as it is presently being conducted or (iii) any contract governing the terms of the Company Common Stock or rights associated therewith or any other outstanding capital stock or any outstanding instrument of indebtedness.

(d) Sell, transfer, mortgage, lease, guarantee, encumber, license, let lapse, cancel, abandon or otherwise create any Lien on or otherwise dispose of or discontinue any of its assets, deposits, business or properties (other than sales of loans and loan participations pursuant to Section 5.2(p), which Section 5.2(p) will exclusively govern such sales of loans and loan participations hereunder), except for sales, transfers, mortgages, leases, guarantees, encumbrances, licenses, lapses, cancellations, abandonments or other dispositions or discontinuances in the ordinary course of business and in a transaction that, together with other such transactions, is not material to it and its Subsidiaries, taken as a whole.

(e) Acquire (other than by way of foreclosures or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business) all or any portion of the assets, business, deposits or properties of any other entity (other than purchases of loans and loan participations pursuant to Section 5.2(p), which Section 5.2(p) will exclusively govern such purchases of loans and loan participations hereunder), except in the ordinary course of business and in a transaction that, together with other such transactions, is not material to it and its Subsidiaries, taken as a whole, and would not reasonably be expected to present a material risk that the Closing Date will be materially delayed or that the Requisite Regulatory Approvals will be more difficult to obtain.

(f) Amend the Company Articles or the Company Bylaws, or similar governing documents of any of its Subsidiaries.

(g) Except as required under applicable Law or the terms of this Agreement or any Employee Benefit Plan in effect as of the date hereof (i) increase in any manner the compensation, bonus or pension, welfare, severance or other benefits of any of the current or former directors, officers, employees or other service providers of the Company or its Subsidiaries, except for ordinary course merit-based increases in the base salary and target bonus of employees (other than directors or executive officers of, or individuals who are party to an employment agreement or change of control agreement with, the Company or its Subsidiaries) consistent with past practice and in no event representing an increase of 5% or more, (ii) become a party to, establish, amend, commence participation in, terminate or commit itself to the adoption of any Employee Benefit Plan or plan that would be an Employee Benefit Plan if in effect as of the date hereof, (iii) grant any new equity award, (iv) grant, pay or increase (or commit to grant, pay or increase) any severance, retirement or termination pay, (v) accelerate the payment or vesting of, or lapsing of restrictions with respect to, any stock-based compensation, long-term incentive compensation or any bonus or other incentive compensation, (vi) cause the funding of any rabbi trust or similar arrangement or take any action to fund or in any other way secure the payment of compensation or benefits under any Employee Benefit Plan, (vii) terminate the employment or services of any officer or employee other than for cause, (viii) enter into any collective bargaining or other agreement with a labor organization, (ix) forgive any loans to any current or former officer, employee or director of the Company or its Subsidiaries, or (x) hire any officer, employee or other service provider except in the ordinary course of business for non-executive officer positions for an annual base salary not in excess of $180,000.

(h) Incur or guarantee any indebtedness for borrowed money, other than in the ordinary course of business, or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person.

(i) Enter into any new line of business or materially change its lending, investment, underwriting, risk and asset liability management and other banking and operating policies, except as required by Law or requested by a Regulatory Agency.

(j) (i) Other than in accordance with the investment policies of the Company or any of its Subsidiaries in effect on the date hereof or in securities transactions, as provided in (ii) below, make any investment either by contributions to capital, property transfers or purchase of any property or assets of any Person or (ii) other than purchases of direct obligations of the United States of America or obligations of United States government agencies which are entitled to the full faith and credit of the United States of America, in any case with a remaining maturity at the time of purchase of one year or less, purchase or acquire securities of any type; provided, however, that in the case of investment securities the Company may purchase investment securities if, within two (2) Business Days after the Company requests in writing (which request shall describe in detail the investment securities to be purchased and the price thereof) that Parent consent to the making of any such purchase, Parent has approved such request in writing or has not responded in writing to such request.

(k) Enter into any settlement, compromise or similar agreement with respect to, any action, suit, claim, proceeding, order or investigation to which the Company or any of its Subsidiaries is or becomes a party after the date of this Agreement, which settlement, compromise, agreement or action, suit, claim, proceeding, order or investigation is settled in an amount and for consideration not in excess of $500,000 and that would not (i) impose any material restriction on the business of it or its Subsidiaries or (ii) create adverse precedent for claims that are reasonably likely to be material to it or its Subsidiaries.

(l) Other than as determined to be necessary or advisable by the Company in the good faith exercise of its discretion based on changes in market conditions, alter materially its interest rate or pricing fee or fee pricing policies with respect to depository accounts of any of its Subsidiaries or waive any material fees with respect thereto.

(m) Except as required by applicable Law or by a Regulatory Agency, (i) implement or adopt any material change in its interest rate and other risk management policies, procedures or practices or (ii) fail to follow in all material respects, the Company’s or its applicable Subsidiary’s existing policies or practices with respect to managing its exposure to interest rate and other risk.

(n) Enter into any securitizations of any Loans or create any special purpose funding or variable interest entity other than on behalf of clients.

(o) Invest in any mortgage-backed or mortgage related securities which would be considered “high-risk” securities under applicable regulatory pronouncements.

(p) Except for Loans or commitments for Loans that have been approved by the Company prior to the date of this Agreement, (i) make any Loan or Loan commitment to any Person that would, when aggregated with all outstanding Loans or Loan commitments or any renewals or extensions thereof made to such Person and any Affiliate or immediate family member of such Person, exceed (x) $7,000,000 for loans secured by real estate or (y) $5,000,000 for loans that are unsecured or secured by non-real estate collateral, or (ii) purchase or sell any loan or loan participation in excess of $5,000,000, in each case, without first submitting a copy of the loan write up containing the information customarily submitted to Merchants Bank’s Loan Committee, to the chief credit officer of Parent two (2) full Business Days prior to taking such action; provided, that, if Parent objects in writing to such loan or loan commitment or such purchase or sale within two (2) full Business Days after receiving such loan write up, the Company shall obtain the approval of Merchants Bank’s Loan Committee prior to making such loan or loan commitment or such purchase or sale.

(q) Make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility.

(r) Make any capital expenditures other than capital expenditures in the ordinary and usual course of business consistent with past practice in amounts not exceeding $75,000 individually or $250,000 in the aggregate.

(s) Pay, loan or advance any amount to, or sell, transfer or lease any properties, rights or assets (real, personal or mixed, tangible or intangible) to, or enter into any arrangement or agreement with, any of its officers or directors or any of their family members, or any Affiliates or associates (as defined under the Exchange Act) of any of its officers or directors, other than Loans originated in the ordinary course of business and, in the case of any such arrangements or agreements relating to compensation, fringe benefits, severance or termination pay or related matters, only as otherwise permitted pursuant to this Section 5.2.

(t) Take any action or omit to take any action that is intended to or would reasonably be likely to result in (i) any of the Company’s representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (ii) any of the conditions to the Merger set forth in Article VII not being or becoming not capable of being satisfied or (iii) a material violation of any provision of this Agreement, except as may be required by applicable Law.

(u) Make or change any Tax election, change or consent to any change in it or its Subsidiaries’ method of accounting for Tax purposes (except as required by applicable Tax Law), settle or compromise any Tax liability, claim or assessment, in each case in a material amount, enter into any closing agreement, waive or extend any statute of limitations with respect to Taxes, surrender any right to claim a refund for Taxes, or file any amended Tax Return.

(v) Agree to take, make any commitment to take, or adopt any resolutions of the Company Board in support of, any of the actions prohibited by this Section 5.2.

5.3 Parent Forbearances. Except as expressly permitted by this Agreement or with the prior written consent of Company (which shall not be unreasonably withheld), during the period from the date of this Agreement to the earlier of the Effective Time and the termination of this Agreement in accordance with Article VIII, Parent shall not, and shall not permit any of its Subsidiaries to, except as may be required by applicable Law or policies imposed by any Governmental Entity, (i) take any action that would reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated by this Agreement, or (ii) take, or omit to take, any action that is reasonably likely to result in any of the conditions to the Merger set forth in Article VII not being or becoming not being capable of being satisfied.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 Regulatory Matters.

(a) Parent and the Company shall use their commercially reasonable efforts to promptly prepare and file with the SEC within forty-five (45) days after the date of this Agreement, and in any event as soon as reasonably practicable thereafter, the Form S-4, in which the Proxy Statement/Prospectus will be included. Each of Parent and the Company shall use its commercially reasonable efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, and the Company shall thereafter mail or deliver the Proxy Statement/Prospectus to its shareholders. Parent shall also use its commercially reasonable efforts to obtain all necessary state securities Law or “blue sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and the Company shall furnish all information concerning the Company and the holders of Company Common Stock as may be reasonably requested in connection with any such action.

(b) The parties shall reasonably cooperate with each other and use their respective commercially reasonable efforts to promptly prepare all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities that are necessary or advisable to consummate the Merger, the Bank Merger and the other transactions contemplated by this Agreement as soon as reasonably practicable, and to comply with the terms and conditions of all such permits, consents, approvals, and authorizations of all such third parties or Governmental Entities. Parent shall use its commercially reasonable efforts to make all initial requisite regulatory filings within twenty (20) Business Days of the date hereof, and in any event no later than thirty (30) days following the date hereof (other than any notice to the Federal Reserve under its regulations, which will be filed in accordance with the timing contemplated by such regulations). The Company and Parent shall have the right to review in advance and, to the extent practicable, each will consult the other on, in each case subject to applicable Laws, all the non-confidential information relating to the Company or Parent (excluding any confidential financial information relating to individuals), as the case may be, and any of their respective Subsidiaries, that appear in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties shall act reasonably and as promptly as practicable. The parties shall consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations (collectively the “Approvals”) of all third parties and Governmental Entities necessary or advisable to consummate the Merger, the Bank Merger and the other transactions contemplated by this Agreement and each party will keep the other reasonably apprised of the status of matters relating to such Approvals and the completion of the Merger, the Bank Merger and the other transactions contemplated by this Agreement. Each party shall consult with the other in advance of any meeting or conference with any Governmental Entity in connection with the Merger, the Bank Merger and the other transactions contemplated by this Agreement.

(c) Each of Parent and the Company shall, upon request, furnish to the other all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement/Prospectus, the Form S-4 or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger, the Bank Merger and the other transactions contemplated by this Agreement. Each of Parent and the Company agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) the Proxy Statement/Prospectus and any amendment or supplement thereto will, at the date of mailing to the Company’s shareholders and at the time of the Company Special Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which such statements were made, not misleading. Each of Parent and the Company further agrees that if it becomes aware that any information furnished by it would cause any of the statements in the Form S-4 or the Proxy Statement/Prospectus to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and to take appropriate steps to correct the Form S-4 or the Proxy Statement/Prospectus, as applicable.

(d) Notwithstanding the foregoing, nothing contained herein shall be deemed to require Parent or any of its Subsidiaries to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the foregoing permits, consents, approvals and authorizations of Governmental Entities that would reasonably be likely, in each case following the Effective Time (but regardless when the action, condition or restriction is to be taken or implemented), to have a Material Adverse Effect on Parent (measured on a scale relative to the Company) or a Material Adverse Effect on the Company or materially restrict or impose a material burden on Parent or any of its Subsidiaries (including, after the Effective Time, the Company and its Subsidiaries) in connection with the transactions contemplated hereby or with respect to the business or operation of Parent or any of its Subsidiaries (including, after the Effective Time, the Company and its Subsidiaries) (a “Materially Burdensome Regulatory Condition”).

(e) Each of Parent and the Company shall promptly advise the other upon receiving any communication from any Governmental Entity the consent or approval of which is required for consummation of the Merger, the Bank Merger and the other transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained or that the receipt of any such approval may be materially delayed.

6.2 Reasonable Best Efforts. Subject to the terms and conditions of this Agreement, each of the Company and Parent agrees to cooperate with the other and use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable on its part under this Agreement or under applicable Laws to consummate and make effective the Mergers, and the other transactions contemplated hereby as promptly as practicable, including the satisfaction of the conditions set forth in Article VII hereof.

6.3 Access to Information.

(a) Upon reasonable notice and subject to applicable Laws, the Company shall, and shall cause each of its Subsidiaries to, afford to the officers,

employees, accountants, counsel, advisors, agents and other representatives of Parent, reasonable access, during normal business hours during the period prior to the Effective Time or the termination of this Agreement in accordance with its terms, to all its properties, books, contracts, commitments, personnel and records, and, during such period, the Company shall, and shall cause its Subsidiaries to, make available to Parent (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities Laws or federal or state banking Laws (other than reports or documents that the Company is not permitted to disclose under applicable Law), (ii) all other information concerning its business, properties and personnel as Parent may reasonably request and (iii) access to the necessary information (including the Company’s own good faith estimates as available and third-party reports, if any, commissioned by the Company at Parent’s request) in order to prepare a good faith estimate of the potential impact of Sections 280G and 4999 of the Code with respect to amounts potentially payable to senior executives of the Company in connection with the consummation of the transactions contemplated by this Agreement. Upon the reasonable request of the Company, Parent shall furnish such reasonable information about it and its business as is reasonably relevant to the Company and its shareholders in connection with the Merger, the Bank Merger and the other transactions contemplated by this Agreement. Neither the Company nor Parent, nor any of their respective Subsidiaries shall be required to provide access to or to disclose information to the extent such access or disclosure would jeopardize the attorney-client privilege of such party or its Subsidiaries (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties) or contravene any Law or binding agreement entered into prior to the date of this Agreement. The parties shall make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply. In addition to the foregoing, on an every other week basis, the Company shall provide Parent with a listing of all new and renewed loans and loan modifications, loan payoffs and loan purchases in the preceding two weeks.

(b) All nonpublic information and materials provided pursuant to this Agreement shall be subject to the provisions of the Confidentiality Agreement entered into between the parties dated as of April 16, 2021 (the “Confidentiality Agreement”).

(c) No investigation by a party hereto or its representatives shall affect or be deemed to modify or waive any representations, warranties or covenants of the other party set forth in this Agreement.

6.4 Shareholder Approval. The Company agrees to take, in accordance with applicable Law and the Company Articles and the Company Bylaws, all action necessary to convene as soon as practicable after the Form S-4 is declared effective (but in no event later than forty-five (45) days after the Form S-4 is declared effective), the Company Special Meeting to consider and to obtain the Company Shareholder Approval. Subject to Sections 6.9(b) and (c), the Company Board shall at all times prior to and during such Company Special Meeting recommend such approval and shall use its reasonable best efforts to solicit such approval by its shareholders (the “Company Board Recommendation”). Without limiting the generality of the foregoing, unless this

Agreement has terminated in accordance with its terms, this Agreement and the Merger shall be submitted to the Company’s shareholders at the Company Special Meeting whether or not (x) the Company Board shall have effected a Company Adverse Change of Recommendation or (y) any Company Acquisition Proposal shall have been publicly proposed or announced or otherwise submitted to the Company or any of its advisors. The Company shall not, without the prior written consent of Parent, adjourn or postpone the Company Special Meeting; provided that the Company may, without the prior written consent of Parent, adjourn or postpone the Company Special Meeting (A) if on the date on which the Company Special Meeting is originally scheduled, the Company has not received proxies representing a sufficient number of shares of Company Common Stock to obtain the Company Shareholder Approval, the Company shall adjourn the Company Special Meeting until such date as shall be mutually agreed upon by the Company and Parent, which date shall not be less than five (5) days nor more than ten (10) days after the date of adjournment, and subject to the terms and conditions of this Agreement shall continue to use all reasonable best efforts, together with its proxy solicitor, to assist in the solicitation of proxies from shareholders relating to the Company Shareholder Approval, (B) after consultation with Parent, if the failure to adjourn or postpone the Company Special Meeting would reasonably be expected to be a violation of applicable Law for the distribution of any required supplement or amendment to the Proxy Statement/Prospectus, or (C) after consultation with Parent, for a single period not to exceed ten (10) Business Days, to solicit additional proxies if necessary to obtain the Company Shareholder Approval. Parent may require the Company to adjourn, delay or postpone the Company Special Meeting once for a period not to exceed thirty (30) calendar days (but prior to the date that is two (2) Business Days prior to the End Date) to solicit additional proxies necessary to obtain the Company Shareholder Approval. Once the Company has established the record date, in respect of the Company Special Meeting (the “Company Record Date”), the Company shall not change such Company Record Date or establish a different Company Record Date for the Company Special Meeting without the prior written consent of Parent, unless required to do so by applicable Law or the Company Articles or the Company Bylaws.

6.5 Nasdaq Listing. Prior to the Closing Date, Parent shall file with Nasdaq any required notices or forms with respect to the shares of Parent Common Stock to be issued in the Merger.

6.6 Employee Matters.

(a) During the period commencing at the Effective Time and ending on the one year anniversary of the Effective Time, Parent shall provide each employee who is actively employed by the Company or its Subsidiaries on the Closing Date (each, a “Continuing Employee”) while employed by Parent or any of its Subsidiaries following the Effective Time with: (i) base salary no less favorable than the base salary provided to such Continuing Employees immediately prior to the Effective Time; (ii) annual cash bonus opportunities no less favorable than annual cash bonus opportunities provided by Parent to similarly situated employees of Parent; (iii) employee benefits which, in the aggregate, are no less favorable than employee benefits provided by Parent to similarly situated employees of Parent and (iv) severance terms as provided in the Company

Disclosure Schedules; provided, however, that until such time as Parent shall cause Continuing Employees to participate in the benefit plans of Parent, a Continuing Employee’s continued participation in the Employee Benefit Plans shall be deemed to satisfy the foregoing provision of this sentence (it being understood that participation in Parent benefit plans may commence at different times with respect to each Employee Benefit Plan).

(b) Parent shall use commercially reasonable efforts to (i) cause any pre-existing conditions or limitations and eligibility waiting periods under any group health plans of Parent or its Affiliates to be waived with respect to the Continuing Employees and their eligible dependents, (ii) give each Continuing Employee credit for the plan year in which the Effective Time occurs towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to the Effective Time for which payment has been made and (iii) give each Continuing Employee service credit for such Continuing Employee’s employment with the Company and its Subsidiaries for purposes of vesting, benefit accrual and eligibility to participate under each applicable Parent benefit plan, as if such service had been performed with Parent, except for benefit accrual under defined benefit pension plans, for purposes of qualifying for subsidized early retirement benefits or to the extent it would result in a duplication of benefits.

(c) If requested in writing by Parent at least fifteen (15) calendar days prior to the Effective Time, the Company shall take (or cause to be taken) all actions reasonably determined by Parent to be necessary or appropriate to terminate, effective not later than the Business Day immediately prior to the Effective Time, any Employee Benefit Plans that contain a cash or deferred arrangement intended to qualify under Section 401(k) of the Code; provided that such actions are in compliance with applicable Law. In the event that Parent requests that such plan(s) be terminated, the Company shall provide Parent with evidence that such plan(s) has been terminated (the form and substance of which shall be subject to review and approval by Parent, approval of which shall not be unreasonably withheld) not later than the Business Day immediately preceding the Effective Time.

(d) From and after the date hereof, prior to making any written or oral communications to officers or employees of the Company or any of its Subsidiaries pertaining to compensation, benefit or other employment-related matters that are affected by the transactions contemplated by this Agreement, the Company shall provide Parent with a copy of the intended communication or talking points, Parent shall have a reasonable period of time to review and comment on the communication, and Parent and the Company shall cooperate in providing any such mutually agreeable communication.

(e) Nothing contained in this Agreement is intended to (i) be treated as an amendment of any particular Employee Benefit Plan, (ii) prevent Parent, the Company or any of their Affiliates from amending or terminating any of their benefit plans in accordance their terms, (iii) prevent Parent, the Company or any of their Affiliates, after the Effective Time, from terminating the employment of any Continuing Employee, or (iv) create any third-party beneficiary rights in any employee of the Company or any of its Subsidiaries, any beneficiary or dependent thereof, or any collective bargaining representative thereof, with respect to the compensation, terms and conditions of employment and/or benefits that may be provided to any Continuing Employee by Parent, the Company or any of their Affiliates or under any benefit plan which Parent, the Company or any of their Affiliates may maintain.

(f) Parent agrees to satisfy all amounts duly owed to officers and directors of the Company and its Subsidiaries pursuant to the Company’s Salary Continuation Agreement and Directors Deferred Compensation Plans, as in effect as of the date of this Agreement, in accordance with the provisions or elections as to timing specified therein.

6.7 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, Parent shall indemnify and hold harmless each present and former director and officer of the Company and its Subsidiaries (in each case, when acting in such capacity) (collectively, the “Indemnified Parties”) against any costs or expenses (including reasonable documented attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of actions or omissions occurring at or prior to the Effective Time, including the transactions contemplated by this Agreement, to the extent they are indemnified by the Company or its Subsidiaries on the date hereof, to the fullest extent permitted under applicable Law; and Parent shall also advance expenses as incurred to the fullest extent permitted under applicable Law; provided that the Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Indemnified Party is not entitled to indemnification.

(b) Subject to the following sentence, for a period of six (6) years following the Effective Time, Parent will provide director’s and officer’s liability insurance (“D&O Insurance”) that serves to reimburse the present and former officers and directors of the Company or any of its Subsidiaries (determined as of the Effective Time) (providing only for the Side A coverage for Indemnified Parties where the existing policies also include Side B coverage for the Company) with respect to claims against such directors and officers arising from facts or events occurring before the Effective Time (including the transactions contemplated by this Agreement), which insurance will contain at least the same coverage and amounts, and contain terms and conditions no less advantageous to the Indemnified Party as that coverage currently provided by the Company; provided, however, that in no event shall the Parent be required to expend in the aggregate for such six (6)-year period, an amount in excess of 250% of the aggregate annual premiums paid as of the date hereof by the Company for any such insurance; provided, further, that if Parent are unable to maintain or obtain the D&O Insurance called for by this Section 6.7(b), Parent shall obtain as much comparable insurance as is available at a cost in the aggregate for such six (6)-year period up to 250% of the current annual premium; provided, further, that officers and directors of the Company may be required to make application and provide customary representations and warranties to Parent’s insurance carrier for the purpose of obtaining such D&O Insurance. Prior to the

Effective Time and in lieu of the foregoing, the Company will use reasonable best efforts to purchase a six (6)-year prepaid “tail” policy for directors’ and officers’ liability insurance (“D&O Tail Policy”) on the terms described in the prior sentence and fully pay for such policy prior to the Effective Time, at an aggregate cost up to, but not exceeding 250% of the current annual premium for such insurance.

(c) Any Indemnified Party wishing to claim indemnification under Section 6.7(a), upon learning of any claim, action, suit, proceeding or investigation described above, will promptly notify Parent thereof; provided that failure to so notify will not affect the obligations of Parent under Section 6.7(a) unless and to the extent that Parent is actually and materially prejudiced as a consequence.

(d) In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) Parent shall have the right to assume the defense thereof and Parent shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if Parent elects not to assume such defense or counsel for the Indemnified Parties advises that there are issues which raise conflicts of interest between Parent and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and Parent shall pay all reasonable documented fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, however, that Parent shall be obligated pursuant to this paragraph (d) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction unless the use of one counsel for such Indemnified Parties would present such counsel with a conflict of interest; provided that the fewest number of counsels necessary to avoid conflicts of interest shall be used, (ii) the Indemnified Parties will cooperate in the defense of any such matter and (iii) Parent shall not be liable for any settlement effected without their prior written consent; and provided, further, that Parent shall not have any obligation hereunder to any Indemnified Party if and when a court of competent jurisdiction shall ultimately determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

6.8 Exemption from Liability Under Rule 16(b)-3. Prior to the Effective Time, Parent and the Company shall each take all such steps as may be necessary or appropriate to cause any disposition of shares of Company Common Stock or conversion of any derivative securities in respect of such shares of Company Common Stock in connection with the consummation of the transactions contemplated by this Agreement to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.9 No Solicitation; Change in Company Board Recommendation.

(a) The Company agrees that none of it or any of its Subsidiaries or any of their respective officers, directors and employees will, and will cause its and its Subsidiaries’ officers, directors, agents, representatives, advisors and Affiliates not to, initiate, solicit, encourage or knowingly facilitate any inquiries or the making of proposals with respect to, or engage in any negotiations concerning, or provide any confidential or nonpublic information or data to, or have any discussions with, any Person relating to, any Company Acquisition Proposal or otherwise facilitate any effort to attempt or make or implement a Company Acquisition Proposal.

(b) Notwithstanding anything to the contrary contained in this Agreement, if at any time after the date hereof and prior to, but not after, obtaining the Company Shareholder Approval the Company receives an unsolicited bona fide Company Acquisition Proposal and the Company Board concludes in good faith that such Company Acquisition Proposal constitutes, or is reasonably expected to result in, a Company Superior Proposal, then the Company and the Company Board may, and may permit its Subsidiaries and its and its Subsidiaries’ representatives to, furnish or cause to be furnished nonpublic information and participate in such negotiations or discussions to the extent that the Company Board concludes in good faith (after consultation with outside legal counsel) that failure to take such actions would reasonably be expected to result in a violation of its fiduciary duties under applicable Law; provided that prior to providing any nonpublic information permitted to be provided pursuant to the foregoing proviso or engaging in any negotiations, it shall have entered into a confidentiality agreement with such third party on terms no less restrictive in the aggregate to the counterparty than those contained in the Confidentiality Agreement and which expressly permits the Company to comply with its obligations pursuant to this Section 6.9. Subject to the foregoing and Section 6.9(c) below, the Company will immediately cease and cause to be terminated any activities, discussions or negotiations conducted on or before the date of this Agreement with any persons other than Parent with respect to any Company Acquisition Proposal and will use its reasonable best efforts, subject to applicable Law, to (i) enforce any confidentiality or similar agreement relating to a Company Acquisition Proposal and (ii) within ten (10) Business Days after the date hereof, request and confirm the return or destruction of any confidential information provided to any Person (other than Parent and its Affiliates) pursuant to any such confidentiality or similar agreement. The Company will promptly (and in any event within twenty-four (24) hours) advise Parent following receipt of any Company Acquisition Proposal, of any discussions or negotiations that are sought to be initiated or continued or any request for nonpublic information or inquiry that would reasonably be expected to lead to any Company Acquisition Proposal and the substance thereof (including the identity of the Person making such Company Acquisition Proposal), and will keep Parent promptly apprised of any related developments, discussions and negotiations (including the terms and conditions of any such request, inquiry or Company Acquisition Proposal, or all amendments or proposed amendments thereto) on a current basis (it being understood that no such communications to Parent shall be deemed a Company Adverse Change of Recommendation). The Company agrees that it shall contemporaneously provide to Parent any confidential or nonpublic information concerning the Company or any of its Subsidiaries that may be provided to any other Person in connection with any Company Acquisition Proposal which has not previously been provided to Parent.

(c) (i) None of the Company Board or any committee thereof shall: (A) except as expressly permitted by, and after compliance with, Section 6.9(c)(ii)(B) hereof, make any Company Adverse Change of Recommendation; or (B) cause or permit the Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (other than a confidentiality agreement referred to in Section 6.9(b) entered into in compliance with Section 6.9(b)) relating to any Company Acquisition Proposal made to the Company.

(ii) Notwithstanding anything to the contrary contained in this Agreement, at any time prior to, but not after, obtaining the Company Shareholder Approval, the Company Board may make a Company Adverse Change of Recommendation or terminate this Agreement pursuant to Section 8.1(d) if the Company receives a Company Acquisition Proposal that is not withdrawn and the Company Board concludes in good faith that such Company Acquisition Proposal constitutes a Company Superior Proposal; provided that:

(A) the Company Board concludes in good faith (after consultation with outside legal counsel) that failure to take such actions would reasonably be expected to result in a violation of its fiduciary duties under applicable Law;

(B) the Company provides Parent prior written notice at least five (5) Business Days prior to taking such action, which notice shall state that the Company Board has received a Company Superior Proposal and, absent any revision to the terms and conditions of this Agreement, the Company Board has resolved to effect a Company Adverse Change of Recommendation or to terminate this Agreement pursuant to Section 8.1(d), as applicable, which notice shall specify the basis for such Company Adverse Change of Recommendation or termination, including the material terms of the Company Superior Proposal (a “Notice of Superior Proposal”) (it being understood that such Notice of Superior Proposal shall not be deemed a Company Adverse Change of Recommendation);

(C) during such five (5)-Business Day period, the Company negotiates in good faith with Parent (to the extent that Parent wishes to negotiate) to enable Parent to make an improved offer that is at least as favorable to the shareholders of the Company so that such Company Acquisition Proposal would cease to constitute a Company Superior Proposal; and

(D) at the end of such five (5)-Business Day period (or such earlier time that Parent advises the Company that it no longer wishes to negotiate to amend this Agreement), the Company Board, after taking into account any modifications to the terms of this Agreement and the Merger agreed to by Parent after receipt of such notice, continues to believe that such Company Acquisition Proposal constitutes a Company Superior Proposal.

(d) Nothing contained in this Agreement shall prevent the Company or the Company Board from complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to a Company Acquisition Proposal; provided that such rules will in no way eliminate or modify the effect that any action pursuant to such rules would otherwise have under this Agreement. As used in this Agreement, “Company Acquisition Proposal” means a tender or exchange offer, proposal for a merger, consolidation, sale of assets or other business combination involving the Company or any of its Subsidiaries or any proposal or offer to acquire in any manner more than 15% of the voting power in, or more than 15% of the fair market value of the business, assets or deposits of, the Company or any of its Subsidiaries or any public announcement of a proposed plan or intention to do any of the foregoing or any agreements to engage in any of the foregoing, other than the transactions contemplated by this Agreement and any sale of whole loans and securitizations in the ordinary course. As used in this Agreement, “Company Superior Proposal” means an unsolicited bona fide written Company Acquisition Proposal that the Company Board concludes in good faith to be more favorable from a financial point of view to its shareholders than the Merger and the other transactions contemplated hereby and to be reasonably capable of being consummated on the terms proposed, (i) after receiving the advice of its financial advisors (who shall be a nationally recognized investment banking or financial advisory firm), (ii) after taking into account the likelihood of consummation of such transaction on the terms set forth therein and (iii) after taking into account all legal (with the advice of counsel), financial (including the financing terms of any such proposal), regulatory and other aspects of such proposal (including any expense reimbursement provisions and conditions to closing) and any other relevant factors permitted under applicable Law, and after taking into account any amendment or modification to this Agreement agreed to by Parent; provided that for purposes of the definition of “Company Superior Proposal,” the references to “more than 15%” in the definition of Company Acquisition Proposal shall be deemed to be references to “at least 50%.”

6.10 Takeover Laws. No party will take any action that would cause the transactions contemplated by this Agreement to be subject to requirements imposed by any Takeover Law and each of them will take all necessary steps within its control to exempt (or ensure the continued exemption of) the transactions contemplated by this Agreement from, or if necessary challenge the validity or applicability of, any applicable Takeover Law, as now or hereafter in effect. If any Takeover Laws become applicable to this Agreement or the transactions contemplated hereby or thereby, including the Merger, the parties shall take all reasonable action necessary to ensure that the transactions contemplated by this Agreement, including the Merger, may be consummated as promptly as practicable on the terms contemplated hereby and otherwise to minimize the effect of such Takeover Law on this Agreement or the transactions contemplated hereby, including the Merger.

6.11 Financial Statements and Other Current Information. As soon as reasonably practicable after they become available, but in no event more than fifteen (15) days after the end of each calendar month ending after the date hereof, the Company will furnish to Parent, (a) consolidated financial statements (including balance sheets and statements of operations) of it and any of its Subsidiaries (to the extent available) as of and for such month then ended, (b) internal management reports showing actual financial performance against plan, and (c) to the extent permitted by applicable Law, any reports provided to the Company Board or any committee thereof relating to the financial performance and risk management of it or any of its Subsidiaries.

6.12 Notification of Certain Matters. The Company and Parent will give prompt notice to the other of any fact, event or circumstance known to it that (a) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to it or (b) would cause or constitute a breach of any of its representations, warranties, covenants or agreements contained herein that reasonably could be expected to give rise, individually or in the aggregate, to a failure of a condition in Article VII.

6.13 Pass It On Project. Upon Closing or promptly thereafter, Parent shall extend its Pass It On Project (www.passitonproject.com) to the Northern California market and contribute $500,000 to be paid to small businesses in that market to provide a service for those in need.

6.14 Company Trust Preferred Securities, FHLB Borrowings and Subordinated Debentures. At the Effective Time, Parent agrees that it shall expressly assume all of the Company’s obligations in connection with the (i) trust preferred securities of Bank of Commerce Holdings Trust II, a Delaware trust affiliate of the Company (“BOCH Trust II”), pursuant to the Amended and Restated Declaration of Trust, dated July 29, 2005, by and between the Company, as sponsor, Chase Bank USA, N.A. and J.P. Morgan Chase Bank, N.A., as trustees, and certain individuals, as administrators, and any guarantee agreement(s) relating thereto; (ii) $10.3 million principal amount of the Company’s Floating Rate Junior Subordinated Debentures due 2035, pursuant to the Indenture, dated July 29, 2005 (the “Subordinated Debentures”); (iii) $10.0 million principal amount of the Company’s Fixed-to-Floating Rate Subordinated Notes due 2025 pursuant to the Subordinated Note Purchase Agreement, dated December 10, 2015, between the Company and the purchasers named therein; and (iv) Merchants Bank’s FHLB borrowings, and execute any and all documents, instruments and agreements, including any supplemental indentures, guarantees, officer’s certificates, opinions of counsel and declarations of trust required by the applicable governing documentation, or as may reasonably be requested by the Trustee thereunder, and thereafter shall perform all of the Company’s obligations with respect to the applicable governing documentation.

6.15 Third-Party Agreements.

(a) The parties shall use commercially reasonable efforts to obtain (i) the consents or waivers required to be obtained from any third parties in connection with the Merger, the Bank Merger and the other transactions contemplated hereby (in such form and content as mutually agreed by the parties) promptly after the date of this Agreement and (ii) the cooperation of such third parties to effect a smooth transition in accordance with the parties’ timetable at or after the Effective Time, including those items set forth on Schedule 6.15(a). The Company shall cooperate with Parent as requested by Parent in minimizing the extent to which any contracts to which the Company or any of its Subsidiaries are a party will continue in effect following the Effective Time, in addition to complying with the prohibitions in Section 5.2.

(b) Without limiting the generality of Section 6.15(a), the Company shall use commercially reasonable efforts to provide data processing, item processing and other processing support or outside contractors to assist Parent in performing all tasks reasonably required to result in a successful conversion of the data and other files and records of the Company and its Subsidiaries to Parent’s production environment, in such a manner sufficient to ensure that a successful conversion will occur at the time (on or after the Effective Time) mutually agreed by the parties, subject to any applicable Laws, including Laws regarding the exchange of information and other Laws regarding competition. Among other things, the Company shall:

(i) reasonably cooperate with Parent to establish a mutually agreeable project plan to effectuate the conversion;

(ii) use its commercially reasonable efforts to have the Company’s outside contractors continue to support both the conversion effort and its ongoing needs until the conversion can be established;

(iii) provide, or use its commercially reasonable efforts to obtain from any outside contractors, all data or other files and layouts reasonably requested by Parent for use in planning the conversion, as soon as reasonably practicable;

(iv) provide reasonable access to the Company’s personnel and facilities and, with the consent of its outside contractors, its outside contractors’ personnel and facilities, to enable the conversion effort to be completed on schedule; and

(v) give notice of termination, conditioned upon the completion of the transactions contemplated by this Section 6.15(b), of the contracts of outside data, item and other processing contractors or other third-party vendors to which the Company or any of its Subsidiaries are bound when directed to do so by Parent.

(c) Parent agrees that all actions taken pursuant to this Section 6.15 shall be taken in a manner intended to minimize disruption to the customary business activities of the Company and its Subsidiaries.

(d) The Company shall use its commercially reasonable efforts to obtain the consents to the termination of the Company’s obligations from the agreements set forth in Section 6.15(d) of the Company Disclosure Schedule.

6.16 Transaction Expenses.

(a) Not later than fifteen (15) days after each calendar month-end during the period from the date of this Agreement until the Closing Date, the Company shall prepare in good faith and deliver to Parent an invoice of Transaction Expenses (each such statement, an “Interim Transaction Expenses Statement”), each of which shall include (i) itemized Transaction Expenses incurred as of such calendar month-end and (ii) itemized Transaction Expenses reasonably estimated to be incurred during the period from such calendar month-end and the date which the Company estimates in good faith to be the Closing Date as of such date. “Transaction Expenses” means any transaction-related costs and expenses incurred, accrued or reasonably estimated to be incurred by the Company or any of its Subsidiaries as a direct result of the negotiation and execution of this Agreement or after the execution hereof or upon the Closing, including professional advisory fees, management change in control costs, and D&O Tail Policy costs, but excluding filing fees, severance payments, stay bonuses, termination fees for any data processing contracts that will be terminated following the Closing, vendor conversion and de-conversion costs and costs related to the defense or settlement of any litigation seeking damages or injunctive relief relating to the execution of the Agreement, the Merger or the Proxy Statement/Prospectus, in each case, as reasonably determined by Parent and Company based on information provided in accordance with this Section 6.16.

(b) The Company will cause all third party advisors and vendors providing services relating to the transactions contemplated by this Agreement to provide to the Company an invoice of their (i) transaction-related costs and expenses incurred as of such calendar month-end and (ii) a reasonable estimate of the transaction-related costs and expenses to be incurred during the period from such calendar month-end and the date which the Company estimates in good faith to be the Closing Date as of such date, each of which will be included in each Interim Transaction Expenses Statement. Each such Interim Transaction Expenses Statement shall be certified by the chief financial officer of the Company. The Interim Transaction Expenses Statement delivered to Parent most immediately prior to the Closing Date shall be deemed the “Final Transaction Expenses Statement” and the Transaction Expenses set forth in the Final Transaction Expenses Statement shall be utilized for the calculation of any adjustments to the Exchange Ratio pursuant to Section 1.4(f)(ii).

(c) Subject to applicable Law and except with respect to documentation that is subject to attorney-client or other applicable privilege, Parent shall have the right to review, and shall have reasonable access to, all relevant work papers, schedules, memoranda and other documents prepared by the Company or its third party advisors or vendors in connection with the Company’s preparation of the Interim Transaction Expenses Statements and the Final Transaction Expenses Statement, as well as to executive, finance and accounting personnel of the Company and any other information which Parent may reasonably request in connection with its review of the Interim Transaction Expenses Statements and the Final Transaction Expenses Statement.

(d) In the event of any questions or disputes by Parent of any amount included in any Interim Transaction Expenses Statement, the parties will discuss in good faith, and the Company will use reasonable efforts to obtain any additional information reasonably requested by Parent.

6.17 Certain Tax Matters

(a) Each of Parent and the Company acknowledge and agree that it intends for U.S. federal income tax purposes that the Mergers, taken together, shall be treated as a single integrated transaction and shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The parties hereto hereby adopt this Agreement for purposes of Section 368(a) of the Code as a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g).

(b) Notwithstanding any other provision in this Agreement, the Company Disclosure Schedule or the Parent Disclosure Schedule to the contrary, none of the parties shall (and each party shall cause its respective Subsidiaries not to) take or agree to take any action that would prevent or impede, or could reasonably be expected to prevent or impede, the Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code. Each of the parties shall use its reasonable best efforts to cause the Mergers, taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, including by executing and delivering customary tax representation letters to the Company’s and/or Parent’s counsel, as applicable, in form and substance reasonably satisfactory to such counsel, in connection with (i) any tax opinion or description of the U.S. federal income tax consequences of the Mergers contained or set forth in the Form S-4 and (ii) the tax opinions referenced in Section 7.3(e) or Section 7.2(e). The parties intend to report and, except to the extent otherwise required, shall report, for U.S. federal income tax purposes, the Mergers, taken together, as a “reorganization” within the mean of Section 368(a) of the Code.

(c) After the date of this Agreement and prior to the Effective Time, Parent and the Company shall cooperate in good faith with respect to Tax matters relevant to integrating their respective Subsidiaries and operations.

ARTICLE VII

CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Shareholder Approval. The Company Shareholder Approval shall have been obtained.

(b) Form S-4. The Form S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(c) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other Law preventing or making illegal the consummation of the Mergers or any of the other transactions contemplated by this Agreement shall be in effect.

7.2 Conditions to Obligations of Parent. The obligation of Parent to effect the Merger is also subject to the satisfaction, or waiver by Parent, at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date); provided, however, that no representation or warranty of the Company (other than the representations and warranties set forth in (i) Section 3.2(a), which shall be true and correct except to a de minimis extent (relative to Section 3.2(a) taken as a whole), (ii) Sections 3.1(a), 3.2(c), 3.3(a), 3.3(b), 3.7 and 3.10, which shall be true and correct in all material respects, and (iii) Section 3.8, which shall be true and correct in all respects) shall be deemed untrue or incorrect for purposes hereunder as a consequence of the existence of any fact, event or circumstance inconsistent with such representation or warranty, unless such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty of the Company has had or would reasonably be expected to result in a Material Adverse Effect on the Company; provided, further, that for purposes of determining whether a representation or warranty is true and correct for purposes of this Section 7.2(a) any qualification or exception for, or reference to, materiality (including the terms “material,” “materially,” “in all material respects,” “Material Adverse Effect” or similar terms or phrases) in any such representation or warranty shall be disregarded; and Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer or the Chief Financial Officer of the Company to the foregoing effect.

(b) Performance of Obligations of Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time; and Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer or the Chief Financial Officer of the Company to such effect.

(c) Regulatory Approvals. (i) All consents, registrations, approvals, permits and authorizations required to be obtained prior to and in order to effect the consummation of the Merger and the Bank Merger by the Company, Parent or any of their respective Subsidiaries from the Federal Reserve, the FDIC, the DFPI and the Washington State Department of Financial Institutions and (ii) any other regulatory approvals set forth in Sections 3.4 and 4.4 the failure of which to be obtained would reasonably be expected to have a Material Adverse Effect on Parent or the Company, in each case required to consummate the transactions contemplated by this Agreement, including the Merger and the Bank Merger, shall have been obtained and shall remain in full force and effect and all waiting periods in respect of any such approvals in (i) and (ii) shall have expired (all such approvals and the expiration of all such waiting periods being referred to as the “Requisite Regulatory Approvals”), and none of such consents, registrations, approvals, permits and authorizations shall contain any Materially Burdensome Regulatory Condition.

(d) No Material Adverse Effect. Since the date hereof, no event shall have occurred or circumstance arisen that, individually or taken together with all other facts, circumstances or events, has had or is reasonably likely to have a Material Adverse Effect with respect to the Company.

(e) Tax Opinion. Parent shall have received an opinion of Sullivan & Cromwell LLP, counsel to Parent, in form and substance reasonably satisfactory to Parent, dated as of the Closing Date, to the effect that, on the basis of certain facts, representations and assumptions described or referred to in such opinion, for U.S. federal income tax purposes, the Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

7.3 Conditions to Obligations of Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date); provided, however, that no representation or warranty of Parent (other than the representations and warranties set forth in (i) Section 4.2(a), which shall be true and correct except to a de minimis extent (relative to Section 4.2(a) taken as a whole), (ii) Sections 4.1(a), 4.3 and 4.7, which shall be true and correct in all material respects, and (iii) Section 4.8, which shall be true and correct in all respects) shall be deemed untrue or incorrect for purposes hereunder as a consequence of the existence of any fact, event or circumstance inconsistent with such representation or warranty, unless such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty of Parent has had or would reasonably be expected to result in a Material Adverse Effect on Parent; provided, further, that for purposes of determining whether a representation or warranty is true and correct for purposes of this Section 7.3(a), any qualification or exception for, or reference to, materiality (including the terms “material,” “materially,” “in all material respects,” “Material Adverse Effect” or similar terms or phrases) in any such representation or warranty shall be disregarded; and the Company shall have received a certificate signed on behalf of Parent by the Chief Executive Officer or the Chief Financial Officer of Parent to the foregoing effect.

(b) Performance of Obligations of Parent. Parent shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and the Company shall have received a certificate signed on behalf of Parent by the Chief Executive Officer or the Chief Financial Officer of Parent to such effect.

(c) Regulatory Approvals. All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect, and all waiting periods in respect thereof shall have expired.

(d) No Material Adverse Effect. Since the date hereof, no event shall have occurred or circumstance arisen that, individually or taken together with all other facts, circumstances or events, has had or is reasonably likely to have a Material Adverse Effect with respect to Parent.

(e) Tax Opinion. The Company shall have received an opinion of Miller Nash LLP, counsel to the Company, in form and substance reasonably satisfactory to the Company, dated as of the Closing Date, to the effect that, on the basis of certain facts, representations and assumptions described or referred to in such opinion, for U.S. federal income tax purposes, the Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the shareholders of the Company or Parent (except as otherwise set forth below):

(a) Mutual Consent – by mutual consent of the Company and Parent in a written instrument authorized by the Company Board and the Parent Board;

(b) Either Party – by either the Company or Parent;

(i) No Regulatory Approval – if any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the Merger or the Bank Merger and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final and nonappealable order, injunction or decree permanently enjoining or otherwise prohibiting or making illegal the consummation of the transactions contemplated by this Agreement;

(ii) Delay – if the Merger shall not have been consummated on or before March 31, 2022 (the “End Date”); provided, that the End Date may be extended by written agreement between Parent and the Company if the Closing shall not have occurred by such date, and on such date the conditions set forth in Section 7.2(c) have not been satisfied or waived and each of the other conditions to consummation of the Merger set forth in Article VII has been satisfied, waived or remains capable of being satisfied; provided, further, that the right to terminate this Agreement pursuant to this Section 8.1(b)(ii) shall not be available to any party whose failure to perform or observe the covenants and agreements of such party set forth in this Agreement resulted in the failure of the Merger to be consummated by the End Date;

(iii) Breach – if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of the Company, in the case of a termination by Parent, or on the part of Parent, in the case of a termination by the Company, which breach, either individually or in the aggregate with other breaches by such party, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 7.2 or 7.3, as the case may be, and which is not cured within thirty (30) days following written notice to the party committing such breach or by its nature or timing cannot be cured within such time period; provided, however, that a party may not terminate this Agreement pursuant to this Section 8.1(b)(iii) if such party is then in material breach of any representation, warranty, covenant or other agreement contained herein); or

(iv) No Shareholder Approval – if the Company Shareholder Approval shall not have been obtained at the Company Special Meeting duly convened therefor or at any adjournment or postponement thereof taken in accordance with this Agreement; provided, however, that no party may terminate this Agreement pursuant to this Section 8.1(b)(iv) if such party has breached in any material respect any of its obligations under this Agreement, in a manner that caused the failure to obtain the Company Shareholder Approval at the Company Special Meeting, or at any adjournment or postponement thereof;

(c) No Company Recommendation – by Parent, at any time prior to such time as the Company Shareholder Approval is obtained, in the event (i) the Company shall have breached in any material respect Section 6.9; (ii) the Company or the Company Board shall have submitted this Agreement to its shareholders without a recommendation for approval, or otherwise withdraws or materially and adversely modifies (or discloses its intention to withdraw or materially and adversely modify) its recommendation as contemplated by Section 6.9(c), or recommends to its shareholders a Company Acquisition Proposal other than the Merger (a “Company Adverse Change of Recommendation”); (iii) at any time after the end of five (5) Business Days following receipt of a Company Acquisition Proposal, the Company Board shall have failed to reaffirm its Company Board Recommendation as promptly as practicable (but in any event within five (5) Business Days) after receipt of any written request to do so by Parent; or (iv) a tender offer or exchange offer for outstanding shares of Company Common Stock shall have been publicly disclosed (other than by Parent or an Affiliate of Parent) and the Company Board recommends that its shareholders tender their shares in such tender or exchange offer or, within ten (10) Business Days after the commencement of such tender or exchange offer, the Company Board fails to recommend unequivocally against acceptance of such offer;

(d) Company Superior Proposal—by the Company, prior to such time as the Company Shareholder Approval is obtained, in order to enter into a definitive agreement providing for a Company Superior Proposal; provided that (i) the Company is not in material breach of any of the terms of this Agreement, and (ii) the Company Termination Fee is paid to Parent in advance of or concurrently with such termination in accordance with Section 8.3(b);

(e) Parent Average Closing Price Decline – by the Company, in the event that (i) the Parent Average Closing Price is less than $35.48 (with a proportionate adjustment in the event that outstanding shares of Parent Common Stock shall be changed into a different number of shares by reason of any stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of this Agreement and the Determination Date) and (ii) the number obtained by dividing the Parent Average Closing Price by $41.74 (the “Closing Price Ratio”) is less than the number obtained by (A) dividing the Final Index Price by the Initial Index Price (the “Index Change Ratio”) and (B) then subtracting 0.15; provided, however, if the Company elects to exercise its termination right pursuant to this Section 8.1(e), it shall give prompt written notice thereof to Parent no later than one (1) Business Day following the Determination Date, and Parent shall, for a period of two (2) Business Days after its receipt of such notice, have the option of reinstating the Merger and the transactions contemplated hereby by adjusting the Exchange Ratio to a number equal to the lesser of (i) a quotient (rounded to the nearest thousandth), the numerator of which is $35.48 multiplied by the Exchange Ratio, and the denominator of which is the Parent Average Closing Price, or (ii) the product of (A) a quotient (rounded to the nearest thousandth), the numerator of which is $35.48 multiplied by the Exchange Ratio, and the denominator of which is the Parent Average Closing Price, multiplied by (B) the Index Change Ratio. If within such two (2) Business Days period, Parent delivers written notice to the Company that it intends to reinstate the Merger and the transactions contemplated hereby, as contemplated by the preceding sentence, then no termination shall occur pursuant to this Section 8.1(e) and this Agreement shall remain in full force and effect in accordance with its terms (except for the modifications to the Merger Consideration and the Exchange Ratio set forth in the preceding sentence).

8.2 Effect of Termination. In the event of termination of this Agreement by either the Company or Parent as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of the Company, Parent, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever under this Agreement, or in connection with the transactions contemplated by this Agreement, except that (i) Sections 6.3(b), 8.2, 8.3, and 9.3 through 9.11 shall survive any termination of this Agreement, and (ii) neither the Company nor Parent shall be relieved or released from any liabilities or damages arising out of its knowing breach of any provision of this Agreement (which, in the case of the Company, shall include the loss to the Company’s shareholders of the economic benefits of the Merger).

8.3 Fees and Expenses.

(a) All fees and expenses incurred in connection with the Mergers, this Agreement, and the transactions contemplated by this Agreement (including costs and expenses of printing and mailing the Proxy Statement/Prospectus) shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated, except as otherwise provided in Section 8.3(b).

(b) Company Termination Fee.

(i) In the event that this Agreement is terminated by the Company pursuant to Section 8.1(d) (Company Superior Proposal) or Parent pursuant to Section 8.1(c) (No Company Recommendation), then the Company shall pay Parent a fee, in immediately available funds, in the amount of $12,000,000 (the “Company Termination Fee”) by wire transfer to an account specified by Parent promptly, but in any event prior to or concurrently with a termination pursuant to Section 8.1(d) or no later than two (2) Business Days after the date of termination pursuant to Section 8.1(c).

(ii) In the event that any Person shall have made a Company Acquisition Proposal, which proposal has been publicly announced, disclosed or proposed and not withdrawn, and:

(1) thereafter this Agreement is terminated:

(a) by either party pursuant to Section 8.1(b)(ii) (Delay), or Section 8.1(b)(iv) (No Shareholder Approval); or

(b) by Parent pursuant to Section 8.1(b)(iii) (Breach); and

(2) within twelve (12) months after such termination of this Agreement, a Company Acquisition Proposal shall have been consummated or any definitive agreement with respect to a Company Acquisition Proposal shall have been entered into (provided that for purposes of the foregoing, the term “Company Acquisition Proposal” shall have the meaning assigned to such term in Section 6.9(d) except that the references to “more than 15%” in the definition of Company Acquisition Proposal shall be deemed to be references to “at least 50%”);

then the Company shall pay Parent the Company Termination Fee by wire transfer to an account specified by Parent prior to the earlier of the execution of a definitive agreement with respect to, or the consummation of, such Company Acquisition Proposal. In no event shall the Company be obligated to pay Parent the Company Termination Fee on more than one occasion.

(c) Liquidated Damages. The Company and Parent and acknowledge that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, none of the parties would enter into this Agreement. The amounts payable by the Company pursuant to Section 8.3(b) constitute liquidated damages and not a penalty and shall be the sole monetary remedy of Parent in the event of termination of this Agreement under such applicable section. In the event that the Company fails to pay when due any amounts payable under this Section 8.3, then (i) the Company shall reimburse Parent for all costs and expenses (including disbursements and reasonable fees of counsel) incurred in connection with the collection of such overdue amount, and (ii) the Company shall pay to Parent interest on such overdue amount (for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full) at a rate per annum equal to the prime rate published in The Wall Street Journal on the date such payment was required to be made.

8.4 Amendment. This Agreement may be amended by the parties, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the shareholders of the Company or Parent; provided, however, that after any approval of the transactions contemplated by this Agreement by such shareholders, there may not be, without further approval of such shareholders, any amendment of this Agreement that requires further approval under applicable Law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

8.5 Extension; Waiver. At any time prior to the Effective Time, the parties, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or (c) waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE IX

GENERAL PROVISIONS

9.1 Closing. On the terms and subject to conditions set forth in this Agreement, the closing of the Merger (the “Closing”) shall take place at 10:00 a.m., Pacific Time, at the offices of Sullivan & Cromwell LLP, counsel to Parent, on the first Business Day of the first calendar month that follows the month in which the last to be satisfied of the conditions set forth in Article VII is satisfied (other than those conditions that by their nature are to be satisfied or waived at the Closing but subject to the satisfaction or waiver of those conditions), unless extended by mutual agreement of the parties (the “Closing Date”); provided, however, that if the last to be satisfied of the conditions set forth in Article VII is satisfied in the month of November 2021 (other than those conditions that by their nature are to be satisfied or waived at the Closing but subject to the satisfaction or waiver of those conditions), then the Closing Date shall be January 1, 2022.

9.2 Non-survival of Representations, Warranties and Agreements. This Article IX and the agreements of the Company and Parent contained in Section 6.6 and Section 6.7 shall survive the consummation of the Mergers. All other representations, warranties, covenants and agreements set forth in this Agreement shall not survive the consummation of the Mergers.

9.3 Notices. All notices and other communications in connection with this Agreement shall be in writing and shall be deemed given if delivered personally, sent via facsimile or by e-mail (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	if to Parent to:

Columbia Banking System, Inc.

1301 A Street

Tacoma, Washington

98402-2156

Attention: Clint E. Stein, President & Chief

Executive Officer

Facsimile: 253-272-2601

E-mail: cstein@columbiabank.com

with a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP

1888 Century Park East, Suite 2100

Los Angeles, CA 90067

Attention: Patrick S. Brown

Facsimile: (310) 712-8800

E-mail: brownp@sullcrom.com

and

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

Attention: Mark J. Menting

Facsimile: (212) 291-9099

E-mail: mentingm@sullcrom.com

(b)	if to the Company, to:

Bank of Commerce Holdings

555 Capitol Mall, Suite 1255

Sacramento, California

95814-4606

Attention: Randall S. Eslick, President & Chief Executive Officer

E-mail: randye@mboc.com

with a copy (which shall not constitute notice) to:

Miller Nash LLP

Pier 70

2801 Alaskan Way – Suite 300

Seattle, WA 98121

Attention: Stephen M. Klein

Facsimile: (206) 340-9599

E-mail: Steve.Klein@millernash.com

9.4 Interpretation. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” References to “the date hereof” shall mean the date of this Agreement. As used in this Agreement, the phrase “Knowledge of the Company” means the actual knowledge, after reasonable inquiry, of any of the Company’s officers listed on Section 9.4 of the Company Disclosure Schedule, and the phrase “Knowledge of Parent” means the actual knowledge, after reasonable inquiry, of the Chief Executive Officer and Chief Financial Officer of Parent. As used in this Agreement, “Person” or “Persons” means any individual, bank, corporation (including not-for-profit), joint-stock company, general or limited partnership, limited liability company, joint venture, estate, business trust, trust, association, organization, Governmental Entity or other entity of any kind or nature. All schedules and exhibits hereto shall be deemed part of this Agreement and included in any reference to this Agreement. As used in this Agreement, “Business Day” means Monday through Friday of each week, except a legal holiday recognized as such by the United States federal government or any day on which banking institutions in the State of Washington or the State of California are authorized or obligated to close. If any term, provision, covenant or restriction contained in this Agreement is held by a court or a federal or state Regulatory Agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated. If for any reason such court or Regulatory Agency determines that any provision, covenant or restriction is invalid, void or unenforceable, it is the express intention of the parties that such provision, covenant or restriction be enforced to the maximum extent permitted.

9.5 Counterparts. This Agreement may be executed in two or more counterparts (including by facsimile or other electronic means), all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that each party need not sign the same counterpart.

9.6 Entire Agreement. This Agreement (including the documents and the instruments referred to in this Agreement), together with the Confidentiality Agreement, constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement, other than the Confidentiality Agreement.

9.7 Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the Laws of the State of Washington, without giving effect to its principles of conflicts of Laws; provided, that the laws of the State of California shall apply to the extent mandatorily applicable with respect to any of the Mergers. The parties hereto agree that any suit, action or proceeding brought by either party to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in any federal or state court located in the State of Washington. Each of the parties hereto submits to the jurisdiction of any such court in any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of, or in connection with, this Agreement or the transactions contemplated hereby and hereby irrevocably waives the benefit of jurisdiction derived from present or future domicile or otherwise in such action or proceeding. Each party hereto irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

9.8 Waiver of Jury Trial. Each party hereto acknowledges and agrees that any controversy that may arise under this Agreement, and in respect of the transactions contemplated hereby, is likely to involve complicated and difficult issues, and therefore each party hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any legal action, directly or indirectly, arising out of, or relating to, this Agreement or any documents referred to in this Agreement, or the transactions contemplated by this Agreement. Each party certifies and acknowledges that (a) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, (b) each party understands and has considered the implications of this waiver, (c) each party makes this waiver voluntarily, and (d) each party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 9.8.

9.9 Publicity. Neither the Company nor Parent shall, and the Company and Parent shall not permit any of their respective Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement, or, except as otherwise specifically provided in this Agreement, any disclosure of nonpublic information to a third party, concerning, the transactions contemplated by this Agreement without the prior consent (which shall not be unreasonably withheld or delayed) of Parent, in the case of a proposed announcement, statement or disclosure by the Company, or the Company, in the case of a proposed announcement, statement or disclosure by Parent; provided, however, that either Parent or the Company may, without the prior consent of the other party (but after prior consultation with the other party to the extent practicable under the circumstances) issue or cause the publication of any press release or other public announcement to the extent required by Law or by the rules and regulations of the Nasdaq.

9.10 Assignment; Third-Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by either of the parties (whether by operation of Law or otherwise) without the prior written consent of the other party (which shall not be unreasonably withheld or delayed). Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by each of the parties and their respective successors and permitted assigns. Except for Section 6.7, which is intended to benefit each Indemnified Party and his or her heirs and representatives, nothing in this Agreement, expressed or implied, is intended to confer upon any person, other than the parties hereto or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

9.11 Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties shall be entitled to seek specific performance of the terms hereof, this being in addition to any other remedies to which they are entitled at Law or equity.

9.12 Disclosure Schedule.

(a) Before entry into this Agreement, the Company delivered to Parent a schedule (the “Company Disclosure Schedule”) which sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Article III or to one or more covenants contained herein; provided, however, that notwithstanding anything in this Agreement to the contrary, the mere inclusion of an item as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would be reasonably likely to have a Material Adverse Effect.

(b) Before entry into this Agreement, the Parent delivered to Company a schedule (the “Parent Disclosure Schedule”) which sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Article IV or to one or more covenants contained herein; provided, however, that notwithstanding anything in this Agreement to the contrary, the mere inclusion of an item as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would be reasonably likely to have a Material Adverse Effect.

(c) For purposes of this Agreement, “Previously Disclosed” means information set forth by the Company in the applicable paragraph of the Company Disclosure Schedule or any other paragraph of its Company Disclosure Schedule (so long as it is reasonably clear from the context that the disclosure in such other paragraph of its Company Disclosure Schedule is also applicable to the section of this Agreement in question).

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

COLUMBIA BANKING SYSTEM, INC.

By:	/s/ Clint E. Stein
Name:	Clint E. Stein
Title:	President & Chief Executive Officer

BANK OF COMMERCE HOLDINGS

By:	/s/ Randall S. Eslick
Name:	Randall S. Eslick
Title:	President & Chief Executive Officer

[Signature Page to Merger Agreement]

Exhibit 99.1

FOR IMMEDIATE RELEASE

JUNE 23, 2021

COLUMBIA BANKING SYSTEM, INC. ENTERS CALIFORNIA THROUGH THE

ACQUISITION OF BANK OF COMMERCE HOLDINGS

TACOMA, WASHINGTON | SACRAMENTO, CALIFORNIA. Columbia Banking System, Inc. (NASDAQ: COLB, “Columbia”), the holding company for Columbia State Bank, and Bank of Commerce Holdings (NASDAQ: BOCH, “Bank of Commerce”), the holding company for Merchants Bank of Commerce, today announced the signing of a definitive agreement to merge Bank of Commerce into Columbia in an all-stock transaction valued at approximately $266.0 million, or $15.72 per share of Bank of Commerce common stock based on Columbia’s stock price on June 23, 2021. This transaction represents Columbia’s entrance into the California market, and the combined company will have over 150 branches with $19 billion in assets throughout Washington, Oregon, Idaho and California.

“We are delighted to welcome Merchants Bank of Commerce clients and employees into the Columbia Bank family, extending our footprint beyond the Northwest and into California,” said Clint Stein, Columbia’s President and Chief Executive Officer. “We have tremendous respect for the Merchants Bank of Commerce franchise and view this as an opportunity to expand with an organization that aligns with our long-standing commitment to clients and community. Northern California shares many similarities with the Northwest in both metropolitan and rural markets, making expansion into this region a natural extension of our existing footprint. We appreciate how the management team has grown this franchise in a profitable manner and are excited to have them join Columbia to help manage our California expansion.”

This transaction is expected to be accretive to Columbia’s earnings with 3% accretion to earnings per share in 2022 and 4% accretion in 2023, and 0.3% accretion to tangible book value per share. All locations will continue operations under the Merchants Bank of Commerce brand as a division of Columbia Bank following the close of the merger. Bank of Commerce Chief Executive Officer Randy Eslick will continue leadership of the division in the role of President.

“We are pleased to embark on the next chapter for Merchants Bank of Commerce in partnership with Columbia. Our companies share a common set of cultural values that serve as the foundation of our commitment to our clients and the communities we serve,” said Randy Eslick, President and Chief Executive Officer of Bank of Commerce and Merchants Bank of Commerce. “We look forward to continuing to honor those values while offering clients an expansive array of additional products and solutions as part of the Columbia family. Additionally, I am very pleased to continue to lead the same teams of exceptional bankers serving our clients in each of our markets following the close of the merger, ensuring clients continue to enjoy access to the same local expertise and relationships.”

Under the terms of the merger agreement, Bank of Commerce shareholders are entitled to receive 0.40 of a share of Columbia common stock for each share of Bank of Commerce’s stock subject to certain potential adjustments. Based on Columbia’s closing stock price on June 23, 2021, the aggregate merger consideration is valued at $266.0 million, which includes $265.6 million of Columbia common stock to be issued to Bank of Commerce shareholders and $0.4 million of cash to be paid to option holders. The value of the merger consideration will fluctuate until closing based on the value of Columbia’s stock.

The agreement was unanimously approved by the Board of Directors of each company. At closing, Bank of Commerce shareholders will own approximately 9% of the combined company. Additionally, Columbia plans to pay $500,000 to small businesses throughout Northern California as part of its Pass It On Project following the close of the merger. The project began in the summer of 2020 as an effort to help support businesses working to recover from statewide stay-at-home orders while providing additional support for the community. The transaction is expected to close in the fourth quarter of 2021, and its completion is contingent upon approval from BOCH’s shareholders, the receipt of other customary regulatory approvals, and other customary closing conditions.

Columbia was advised in this transaction by Keefe, Bruyette & Woods, A Stifel Company as financial advisor and Sullivan & Cromwell LLP as legal counsel. Bank of Commerce was advised by Raymond James & Associates, Inc. as financial advisor, and Miller Nash LLP as legal counsel.

Conference Call

Columbia and Bank of Commerce will hold a joint conference call regarding this announcement on Thursday, June 24, 2021 at 8:00a.m. PST. Interested parties may listen to this discussion through one of two options:

Option One: Webcast

Join the call through a live-streamed web-based event. If you choose this option, it is recommended that you listen through your phone or computer speakers and not dial into the conference number listed below in option two. Please note, you will not be able to ask questions through the webcast.

On the day of the conference call, use the link below to access the webcast:

https://edge.media-server.com/mmc/p/ms6p2ax9

Option Two: Dial-in only

Join the call on the day of the event using the toll-free number: (833) 301-1160

Conference ID: 2679095

A replay of the call will be accessible beginning Friday, June 25, 2021 using the link below:

https://edge.media-server.com/mmc/p/ms6p2ax9

About Columbia

Headquartered in Tacoma, Washington, Columbia Banking System, Inc. (NASDAQ: COLB) is the holding company of Columbia State Bank, a Washington state-chartered full-service commercial bank with locations throughout Washington, Oregon and Idaho. The bank has been named one of Puget Sound Business Journal’s “Washington’s Best Workplaces,” more than 10 times and was ranked #1 in Customer Satisfaction with Retail Banking in the Northwest region by J.D. Power in the 2020 U.S. Retail Banking Satisfaction Study. Columbia was named the #1 bank in the Northwest on the Forbes 2020 list of “America’s Best Banks” marking nearly 10 consecutive years on the publication’s list of top financial institutions.

About Bank of Commerce

Bank of Commerce Holdings is a bank holding company headquartered in Sacramento, California and is the parent company for Merchants Bank of Commerce (the “Bank”). The Bank is an FDIC-insured California banking corporation providing community banking and financial services in northern California along the Interstate 5 corridor from Sacramento to Yreka and in the wine region north of San Francisco. The Bank was incorporated as a California banking corporation on November 25, 1981 and opened for business on October 22, 1982. The Company’s common stock is listed on the NASDAQ Global Market and trades under the symbol “BOCH”.

Forward-Looking Statements

This news release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, descriptions of Columbia and Bank of Commerce’s management’s beliefs, goals, intentions and expectations regarding future events and developments such as operating results, growth in loans, the continued success of Columbia and Bank of Commerce’s style of banking and the strength of the local economy as well as the potential effects of the COVID-19 pandemic on Columbia and Bank of Commerce’s business, operations, financial performance and prospects, statements relating to the terms, timing and closing of the proposed transaction, and other statements that are not historical facts. The words “will,” “believe,” “expect,” “intend,” “should,” “outlook,” “estimate,” “forecast,” “project,” “would,” and “anticipate” or the negative of these words or words of similar construction are intended in part to help identify forward-looking statements, which are subject to numerous assumptions, risks, and uncertainties that change over time. Future events are difficult to predict, and the expectations described above are necessarily subject to risks, assumptions and uncertainties, many of which are outside our control, that may cause actual results to differ materially and adversely from those indicated in such forward-looking statements. In addition to discussions about risks, assumptions and uncertainties set forth from time to time in Columbia and Bank of Commerce’s filings with the Securities and Exchange Commission, available at the U.S. Securities and Exchange Commission’s (the “SEC”) website at www.sec.gov and the Company’s website at www.columbiabank.com, including the “Risk Factors,” “Business” and ”Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of our annual reports on Form 10-K and quarterly reports on Form 10-Q (as applicable), factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following:

(i) the possibility that the merger does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all or regulatory approvals are obtained subject to conditions that are not anticipated; (ii) changes in COLB’s stock price before closing, including as a result of the financial performance of BOCH prior to closing, or more generally due to broader stock market movements, and the performance of financial companies and peer group companies; (iii) the risk that the benefits from the transaction may not be fully realized when expected or at all or may take longer to realize than expected, including as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which COLB and BOCH operate; (iv) the ability to promptly and effectively integrate the businesses of COLB and BOCH within the expected timeframes or at all; (v) the reaction to the transaction of the companies’ customers, employees and counterparties; (vi) diversion of management time on merger-related issues from ongoing business operations and opportunities; (vii) lower than expected revenues, credit quality deterioration or a reduction in real estate values or a reduction in net earnings; (viii) the risk that any announcements relating to the merger could have adverse effects on the market price of the common stock of either or both parties to the merger; (ix) certain restrictions during the pendency of the proposed transaction that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; and (x) other risks that are described in COLB’s and BOCH’s public filings with the Securities and Exchange Commission (the “SEC”).

We believe the expectations reflected in our forward-looking statements are reasonable, based on information available to us on the date hereof. However, given the described uncertainties and risks, we cannot guarantee our future performance or results of operations and you should not place undue reliance on these forward-looking statements which speak only as of the date hereof. We undertake no obligation and do not assume any duty to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by the federal securities laws. The factors noted above and the risks and uncertainties described in our SEC filings should be considered when reading any forward-looking statements in this release.

Additional Information

Shareholders are urged to carefully review and consider each of Columbia’s and Bank of Commerce’s public filings with the SEC, including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q. In connection with the proposed transaction, Columbia will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of Bank of Commerce and a Prospectus of Columbia, as well as other relevant documents concerning the proposed transaction. Shareholders of Bank of Commerce are urged to carefully read the Registration Statement and the Proxy Statement/Prospectus regarding the transaction in their entirety when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A definitive Proxy Statement/Prospectus will be sent to the shareholders of Bank of Commerce seeking any required shareholder approvals. The Proxy Statement/Prospectus and other relevant materials (when they become available) filed with the SEC may be obtained free of charge at the SEC’s website at http://www.sec.gov. Bank of Commerce shareholders are urged to read the Proxy Statement/Prospectus and the other relevant materials before voting on the transaction.

Investors will also be able to obtain these documents, free of charge, from Bank of Commerce by accessing its website at www.bankofcommerceholdings.com under the tab “Investor Services” and then under the heading “Corporate Profile” or from Columbia at www.columbiabank.com under the tab “About Us” and then under the heading “Investor Relations.” Copies can also be obtained, free of charge, by directing a written request to Columbia Banking System, Inc., Attention: Corporate Secretary, 1301 A Street, Suite 800, Tacoma, Washington 98401-2156 or to Bank of Commerce Holdings, Attention: Corporate Secretary 555 Capitol Mall, Suite 1255, Sacramento, California 95814-4606.

Participants in the Solicitation

Columbia and Bank of Commerce and Bank of Commerce’s directors and executive officers and certain other persons may be deemed to be participants in the solicitation of proxies from the shareholders of Bank of Commerce in connection with the Merger. Information about the directors and executive officers of Bank of Commerce and their ownership of Bank of Commerce Common Stock is set forth in the proxy statement for Bank of Commerce’s 2021 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on April 6, 2021. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the Merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Contact Information

Columbia:
Clint Stein, President & Chief Executive Officer	(253) 593-8304
Aaron Deer, Chief Financial Officer	(253) 305-1966

Bank of Commerce:
Randy Eslick, President & Chief Executive Officer	(916) 677-5800
Jim Sundquist, Chief Financial Officer	(916) 677-5825

Exhibit 99.2

Columbia Banking System Inc.

Enters California through the Acquisition of

bank of commerce HOLDINGS

Sacramento, CA

Mt. Shasta, CA

Redding, CA

Investor Presentation

June 23, 2021

Exhibit 99.2 Sacramento, CA Enters California through the Acquisition of Mt. Shasta, CA Redding, CA Investor Presentation June 23, 2021Exhibit 99.2 Sacramento, CA Enters California through the Acquisition of Mt. Shasta, CA Redding, CA Investor Presentation June 23, 2021

Cautionary Note: Forward-Looking Statements This presentation includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors which may cause Columbia Banking System, Inc.’s (“COLB”) or Bank of Commerce Holdings’ (“BOCH”) performance or achievements to be materially different from any expressed, implied or projected future results, performance, or achievements. Forward-looking statements speak only as of the date they are made and neither COLB nor BOCH assumes, and does not undertake, any duty to update forward looking statements, except as required by law. We caution readers that a number of important factors could cause actual results to differ materially from those expressed in, or implied or projected by, such forward-looking statements. Such forward-looking statements include, but are not limited to, statements with respect to COLB's and BOCH's beliefs, goals, intentions and expectations about the benefits of the business combination transaction involving COLB and BOCH, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (i) the possibility that the merger does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all or regulatory approvals are obtained subject to conditions that are not anticipated; (ii) changes in COLB’s stock price before closing, including as a result of the financial performance of BOCH prior to closing, or more generally due to broader stock market movements, and the performance of financial companies and peer group companies; (iii) the risk that the benefits from the transaction may not be fully realized when expected or at all or may take longer to realize than expected, including as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which COLB and BOCH operate; (iv) the ability to promptly and effectively integrate the businesses of COLB and BOCH within the expected timeframes or at all; (v) the reaction to the transaction of the companies’ customers, employees and counterparties; (vi) diversion of management time on merger-related issues from ongoing business operations and opportunities; (vii) lower than expected revenues, credit quality deterioration or a reduction in real estate values or a reduction in net earnings; (viii) the risk that any announcements relating to the merger could have adverse effects on the market price of the common stock of either or both parties to the merger; (ix) certain restrictions during the pendency of the proposed transaction that may impact the parties' ability to pursue certain business opportunities or strategic transactions; and (x) other risks that are described in COLB’s and BOCH’s public filings with the Securities and Exchange Commission (the “SEC”). For more information, see the risk factors described in each of COLB’s and BOCH’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other filings with the SEC. Annualized, pro forma, projected and estimated numbers and percentages are used for illustrative purposes only, are not forecasts and may not reflect actual results. ADDITIONAL INFORMATION Shareholders are urged to carefully review and consider each of COLB’s and BOCH’s public filings with the SEC, including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q. In connection with the proposed transaction, COLB will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of BOCH and a Prospectus of COLB, as well as other relevant documents concerning the proposed transaction. Shareholders of BOCH are urged to carefully read the Registration Statement and the Proxy Statement/Prospectus regarding the transaction in their entirety when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A definitive Proxy Statement/Prospectus will be sent to the shareholders of BOCH seeking any required shareholder approvals. The Proxy Statement/Prospectus and other relevant materials (when they become available) filed with the SEC may be obtained free of charge at the SEC’s website at http://www.sec.gov. BOCH shareholders are urged to read the Proxy Statement/Prospectus and the other relevant materials before voting on the transaction. Investors will also be able to obtain these documents, free of charge, from BOCH by accessing its website at www.bankofcommerceholdings.com (under the tab “Investor Services” and then under the heading “Corporate Profile”) or from COLB at www.columbiabank.com under the tab “About Us” and then under the heading “Investor Relations.” Copies can also be obtained, free of charge, by directing a written request to Columbia Banking System, Inc., Attention: Corporate Secretary, 1301 A Street, Suite 800, Tacoma, Washington 98401-2156 or to Bank of Commerce Holdings, Attention: Corporate Secretary 555 Capitol Mall, Suite 1255, Sacramento, California 95814-4606. COLB and BOCH’s directors and executive officers and certain other persons may be deemed to be participants in the solicitation of proxies from the shareholders of BOCH in connection with the merger. Information about the directors and executive officers of BOCH and their ownership of BOCH common stock is set forth in the proxy statement for BOCH’s 2021 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on April 6, 2021. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph. 2Cautionary Note: Forward-Looking Statements This presentation includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors which may cause Columbia Banking System, Inc.’s (“COLB”) or Bank of Commerce Holdings’ (“BOCH”) performance or achievements to be materially different from any expressed, implied or projected future results, performance, or achievements. Forward-looking statements speak only as of the date they are made and neither COLB nor BOCH assumes, and does not undertake, any duty to update forward looking statements, except as required by law. We caution readers that a number of important factors could cause actual results to differ materially from those expressed in, or implied or projected by, such forward-looking statements. Such forward-looking statements include, but are not limited to, statements with respect to COLB's and BOCH's beliefs, goals, intentions and expectations about the benefits of the business combination transaction involving COLB and BOCH, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (i) the possibility that the merger does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all or regulatory approvals are obtained subject to conditions that are not anticipated; (ii) changes in COLB’s stock price before closing, including as a result of the financial performance of BOCH prior to closing, or more generally due to broader stock market movements, and the performance of financial companies and peer group companies; (iii) the risk that the benefits from the transaction may not be fully realized when expected or at all or may take longer to realize than expected, including as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which COLB and BOCH operate; (iv) the ability to promptly and effectively integrate the businesses of COLB and BOCH within the expected timeframes or at all; (v) the reaction to the transaction of the companies’ customers, employees and counterparties; (vi) diversion of management time on merger-related issues from ongoing business operations and opportunities; (vii) lower than expected revenues, credit quality deterioration or a reduction in real estate values or a reduction in net earnings; (viii) the risk that any announcements relating to the merger could have adverse effects on the market price of the common stock of either or both parties to the merger; (ix) certain restrictions during the pendency of the proposed transaction that may impact the parties' ability to pursue certain business opportunities or strategic transactions; and (x) other risks that are described in COLB’s and BOCH’s public filings with the Securities and Exchange Commission (the “SEC”). For more information, see the risk factors described in each of COLB’s and BOCH’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other filings with the SEC. Annualized, pro forma, projected and estimated numbers and percentages are used for illustrative purposes only, are not forecasts and may not reflect actual results. ADDITIONAL INFORMATION Shareholders are urged to carefully review and consider each of COLB’s and BOCH’s public filings with the SEC, including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q. In connection with the proposed transaction, COLB will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of BOCH and a Prospectus of COLB, as well as other relevant documents concerning the proposed transaction. Shareholders of BOCH are urged to carefully read the Registration Statement and the Proxy Statement/Prospectus regarding the transaction in their entirety when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A definitive Proxy Statement/Prospectus will be sent to the shareholders of BOCH seeking any required shareholder approvals. The Proxy Statement/Prospectus and other relevant materials (when they become available) filed with the SEC may be obtained free of charge at the SEC’s website at http://www.sec.gov. BOCH shareholders are urged to read the Proxy Statement/Prospectus and the other relevant materials before voting on the transaction. Investors will also be able to obtain these documents, free of charge, from BOCH by accessing its website at www.bankofcommerceholdings.com (under the tab “Investor Services” and then under the heading “Corporate Profile”) or from COLB at www.columbiabank.com under the tab “About Us” and then under the heading “Investor Relations.” Copies can also be obtained, free of charge, by directing a written request to Columbia Banking System, Inc., Attention: Corporate Secretary, 1301 A Street, Suite 800, Tacoma, Washington 98401-2156 or to Bank of Commerce Holdings, Attention: Corporate Secretary 555 Capitol Mall, Suite 1255, Sacramento, California 95814-4606. COLB and BOCH’s directors and executive officers and certain other persons may be deemed to be participants in the solicitation of proxies from the shareholders of BOCH in connection with the merger. Information about the directors and executive officers of BOCH and their ownership of BOCH common stock is set forth in the proxy statement for BOCH’s 2021 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on April 6, 2021. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph. 2

Transaction Overview Ø Columbia Banking System Inc. (“COLB”) (NASDAQ: COLB) will acquire Bank of Commerce Holdings (“BOCH”) (NASDAQ: BOCH), the bank holding company for Merchants Bank of Commerce (the “Bank”), a community bank headquartered in Sacramento, California th — Represents COLB’s 11 acquisition since 2007 Transaction Overview Ø BOCH shareholders will receive 0.400 of a COLB share for each BOCH common share outstanding — Based on the closing price of $39.30 for COLB shares on June 23, 2021, the transaction would result in an aggregate deal value of $266 million, or $15.72 per BOCH share (1) Ø Impactful Northern California entry with $1.8 billion of assets and 12 branch locations along the I-5 corridor from the Oregon border south to the Greater Sacramento area Ø Strong organizational fit driven by complementary business models and culture created by experienced management Strategic teams Rationale Ø Attractive deposit franchise with 38% non-interest-bearing deposits and cost of deposits of 0.12% as of Q1 2021 Ø Well-positioned and diversified loan portfolio with a strong loan yield of 4.70% as of Q1 2021 Ø Positions COLB to continue to expand in Northern California Ø 3% accretive to 2022e earnings per share Ø 4% accretive to 2023e earnings per share Ø 0.3% tangible book value accretion Financially Ø >15% internal rate of return Attractive Ø Strong pro forma capital ratios 3 (1) Includes 10 full service branches, 1 internet banking branch and 1 limited service branch.Transaction Overview Ø Columbia Banking System Inc. (“COLB”) (NASDAQ: COLB) will acquire Bank of Commerce Holdings (“BOCH”) (NASDAQ: BOCH), the bank holding company for Merchants Bank of Commerce (the “Bank”), a community bank headquartered in Sacramento, California th — Represents COLB’s 11 acquisition since 2007 Transaction Overview Ø BOCH shareholders will receive 0.400 of a COLB share for each BOCH common share outstanding — Based on the closing price of $39.30 for COLB shares on June 23, 2021, the transaction would result in an aggregate deal value of $266 million, or $15.72 per BOCH share (1) Ø Impactful Northern California entry with $1.8 billion of assets and 12 branch locations along the I-5 corridor from the Oregon border south to the Greater Sacramento area Ø Strong organizational fit driven by complementary business models and culture created by experienced management Strategic teams Rationale Ø Attractive deposit franchise with 38% non-interest-bearing deposits and cost of deposits of 0.12% as of Q1 2021 Ø Well-positioned and diversified loan portfolio with a strong loan yield of 4.70% as of Q1 2021 Ø Positions COLB to continue to expand in Northern California Ø 3% accretive to 2022e earnings per share Ø 4% accretive to 2023e earnings per share Ø 0.3% tangible book value accretion Financially Ø >15% internal rate of return Attractive Ø Strong pro forma capital ratios 3 (1) Includes 10 full service branches, 1 internet banking branch and 1 limited service branch.

Bank of Commerce Holdings (NASDAQ: BOCH) Overview

Branch Locations

QUARTZ HILL
NORTH HILLTOP
TURTLE BAY
SUNSET
Eureka Way
Redding
RIDGEVIEW
WYNDHAM
POWERLINE
Mendocino National Forest
Yuba City
Pyramid Lake I.R.
Reno
Carson City
Toiyabe National Forest
Santa Rosa
Fairfield
Stanislaus National Forest
Stockton
San Francisco
Oakland
Yosemite N.P.
BOCH (12)(1)

Deposit Market Share

Market	Market Pop. (#)	Median HH Income ($)	Deposits ($mm)	Branches (#)	Deposit Mkt. Share (%)	Deposit Mkt. Rank (#)
MSA:						
Sacramento-Roseville-Folsom, CA	2,383,795	79,604	751.0	3	1.2	14
Redding, CA[2]	178,955	60,887	582.5	4	15.1	2
Red Bluff, CA	65,433	47,298	19.5	1	2.0	10
Counties not in an MSA:						
Glenn, CA	28,719	53,177	82.5	2	15.0	3
Siskiyou, CA	43,457	49,275	40.0	1	5.3	6
Colusa, CA	21,843	61,392	23.3	1	5.0	5
Total / Aggregate	**2,722,202**	**75,011**	**1,498.7**	**12**	-	-

Company Description

Financial Highlights

4

Bank of Commerce Holdings (NASDAQ: BOCH) Overview Branch Locations Company Description • BOCH is the bank holding company for Merchants Bank of Commerce • BOCH operates out of 10 full service branches, 1 internet banking branch, 1 limited service branch and 1 loan production office in Northern California along the interstate 5 corridor and in the wine region north of San Francisco • Headquarters: Sacramento, CA • Year Established: 1982 Financial Highlights FY 2019 FY 2020 Q1 2021 BALANCE SHEET Total Assets ($M) 1,480 1,764 1,829 Gross Loans ($M) 1,035 1,140 1,146 PPP Loans ($M) - 131 118 Total Deposits ($M) 1,267 1,543 1,614 Gross Loans / Deposits (%) 81.7 73.9 71.0 INCOME STATEMENT Net Income ($M) 15.0 14.2 4.9 (1) • BOCH (12) ROAA (%) 1.03 0.86 1.10 ROATCE (%) 10.4 9.5 12.5 Net Interest Margin (%) 3.94 3.60 3.46 Deposit Market Share Efficiency Ratio (%) 59.9 56.9 57.1 Yield on Loans (%) 4.95 4.57 4.70 Median HH Deposit Deposit Cost of Deposits (%) 0.37 0.26 0.16 Market Pop. Income Deposits Branches Mkt. Share Mkt. Rank Market (#) ($) ($mm) (#) (%) (#) CAPITAL RATIOS MSA: TCE / TA (%) 10.80 9.27 8.91 Sacramento-Roseville-Folsom, CA 2,383,795 79,604 751.0 3 1.2 14 Leverage Ratio (%) 11.30 9.46 9.61 (2) Redding, CA 178,955 60,887 582.5 4 15.1 2 Common Equity Tier 1 Ratio (%) 13.19 13.12 12.99 Red Bluff, CA 65,433 47,298 19.5 1 2.0 10 Counties not in an MSA: Total Risk-based Capital Ratio (%) 15.97 16.06 15.87 Glenn, CA 28,719 53,177 82.5 2 15.0 3 ASSET QUALITY Siskiyou, CA 43,457 49,275 40.0 1 5.3 6 Colusa, CA 21,843 61,392 23.3 1 5.0 5 NPAs / Total Assets (%) 0.71 0.63 0.44 Total / Aggregate 2,722,202 75,011 1,498.7 12 - - Loan Loss Reserves / Gross Loans (%) 1.18 1.48 1.49 Source: S&P Global and FDIC Summary of Deposits. Deposit market share data as of 6/30/2020. (1) Includes 10 full service branches, 1 internet banking branch and 1 limited service branch. 4 (2) Includes BOCH’s internet banking branch with $3.1 million in deposits.Bank of Commerce Holdings (NASDAQ: BOCH) Overview Branch Locations Company Description • BOCH is the bank holding company for Merchants Bank of Commerce • BOCH operates out of 10 full service branches, 1 internet banking branch, 1 limited service branch and 1 loan production office in Northern California along the interstate 5 corridor and in the wine region north of San Francisco • Headquarters: Sacramento, CA • Year Established: 1982 Financial Highlights FY 2019 FY 2020 Q1 2021 BALANCE SHEET Total Assets ($M) 1,480 1,764 1,829 Gross Loans ($M) 1,035 1,140 1,146 PPP Loans ($M) - 131 118 Total Deposits ($M) 1,267 1,543 1,614 Gross Loans / Deposits (%) 81.7 73.9 71.0 INCOME STATEMENT Net Income ($M) 15.0 14.2 4.9 (1) • BOCH (12) ROAA (%) 1.03 0.86 1.10 ROATCE (%) 10.4 9.5 12.5 Net Interest Margin (%) 3.94 3.60 3.46 Deposit Market Share Efficiency Ratio (%) 59.9 56.9 57.1 Yield on Loans (%) 4.95 4.57 4.70 Median HH Deposit Deposit Cost of Deposits (%) 0.37 0.26 0.16 Market Pop. Income Deposits Branches Mkt. Share Mkt. Rank Market (#) ($) ($mm) (#) (%) (#) CAPITAL RATIOS MSA: TCE / TA (%) 10.80 9.27 8.91 Sacramento-Roseville-Folsom, CA 2,383,795 79,604 751.0 3 1.2 14 Leverage Ratio (%) 11.30 9.46 9.61 (2) Redding, CA 178,955 60,887 582.5 4 15.1 2 Common Equity Tier 1 Ratio (%) 13.19 13.12 12.99 Red Bluff, CA 65,433 47,298 19.5 1 2.0 10 Counties not in an MSA: Total Risk-based Capital Ratio (%) 15.97 16.06 15.87 Glenn, CA 28,719 53,177 82.5 2 15.0 3 ASSET QUALITY Siskiyou, CA 43,457 49,275 40.0 1 5.3 6 Colusa, CA 21,843 61,392 23.3 1 5.0 5 NPAs / Total Assets (%) 0.71 0.63 0.44 Total / Aggregate 2,722,202 75,011 1,498.7 12 - - Loan Loss Reserves / Gross Loans (%) 1.18 1.48 1.49 Source: S&P Global and FDIC Summary of Deposits. Deposit market share data as of 6/30/2020. (1) Includes 10 full service branches, 1 internet banking branch and 1 limited service branch. 4 (2) Includes BOCH’s internet banking branch with $3.1 million in deposits.

BOCH's Market Highlights

Establishes COLB's presence in the attractive California market

BOCH's Market Highlights

Sacramento MSA

$751M in deposits (Rank: 14)

6.6%	$153B	13.0%
Unemployment in April 2021 (CA statewide: 8.3%)	*2019 GDP*	*2021 – 2026 proj. growth in household income*

Redding MSA

$582M in deposits (Rank: 2)

7.0%	7.5%	12.7%
Unemployment in April 2021 (CA statewide: 8.3%)	*YoY Growth in GDP (2018 – 2019)*	*2021 – 2026 proj. growth in household income*

Market Demographics

BOCH
CA
USA
2.6%
2.6%
2.9%
12.4%
12.2%
9.0%
$75,011
$82,565
$67,761
2021 - 2026 Proj. Population Growth (%)
2021 - 2026 Proj. Median Household Income Growth (%)
Median Household Income ($)

Major Employers in BOCH's Footprint

Aerojet Rocketdyne
hp
intel
Kaiser Permanente
Sutter Health
UC Davis Health

5

BOCH’s Market Highlights Establishes COLB’s presence in the attractive California market BOCH’s Market Highlights Market Demographics BOCH allows COLB to establish its presence in the attractive California market and BOCH instantly become a leader across the Northern California region CA $82,565 12.4% 12.2% $75,011 USA $67,761 Sacramento MSA 9.0% $751M in deposits (Rank: 14) 13.0% 6.6% $153B 2021 – 2026 proj. growth Unemployment in April 2021 2019 GDP 2.9% 2.6% in household income 2.6% (CA statewide: 8.3%) • Ranked the top U.S. migration destination for homebuyers looking to relocate 2021 - 2026 Proj. 2021 - 2026 Proj. Median Median Population Growth (%) Household Income Growth (%) Household Income ($) • Nonfarm payrolls increased by 82,000 from April 2020 – April 2021, or 9.0%, led by gains in leisure and hospitality, retail, trade, and construction • Over $6 billion invested into urban Sacramento infrastructure since 2016 Major Employers in BOCH’s Footprint Redding MSA $582M in deposits (Rank: 2) 7.5% 12.7% 7.0% YoY Growth in GDP 2021 – 2026 proj. growth Unemployment in April 2021 (CA statewide: 8.3%) (2018 – 2019) in household income • 8.4% YoY increase in nonfarm payrolls from April 2020 – April 2021 • Redding, CA was ranked the #35 best-performing small city in the United States for jobs and #29 for wage growth by the Milken Institute in 2020 Source: S&P Global, FDIC Summary of Deposits, California Employment Development Department, U.S. Bureau of Labor Statistics, Federal Reserve Economic Data (FRED), Sacramento Business Journals, Milken Institute, Greater Sacramento Economic Council, Beacon Economics, and Zippia. 5 Note: Deposit data as of 6/30/2020.BOCH’s Market Highlights Establishes COLB’s presence in the attractive California market BOCH’s Market Highlights Market Demographics BOCH allows COLB to establish its presence in the attractive California market and BOCH instantly become a leader across the Northern California region CA $82,565 12.4% 12.2% $75,011 USA $67,761 Sacramento MSA 9.0% $751M in deposits (Rank: 14) 13.0% 6.6% $153B 2021 – 2026 proj. growth Unemployment in April 2021 2019 GDP 2.9% 2.6% in household income 2.6% (CA statewide: 8.3%) • Ranked the top U.S. migration destination for homebuyers looking to relocate 2021 - 2026 Proj. 2021 - 2026 Proj. Median Median Population Growth (%) Household Income Growth (%) Household Income ($) • Nonfarm payrolls increased by 82,000 from April 2020 – April 2021, or 9.0%, led by gains in leisure and hospitality, retail, trade, and construction • Over $6 billion invested into urban Sacramento infrastructure since 2016 Major Employers in BOCH’s Footprint Redding MSA $582M in deposits (Rank: 2) 7.5% 12.7% 7.0% YoY Growth in GDP 2021 – 2026 proj. growth Unemployment in April 2021 (CA statewide: 8.3%) (2018 – 2019) in household income • 8.4% YoY increase in nonfarm payrolls from April 2020 – April 2021 • Redding, CA was ranked the #35 best-performing small city in the United States for jobs and #29 for wage growth by the Milken Institute in 2020 Source: S&P Global, FDIC Summary of Deposits, California Employment Development Department, U.S. Bureau of Labor Statistics, Federal Reserve Economic Data (FRED), Sacramento Business Journals, Milken Institute, Greater Sacramento Economic Council, Beacon Economics, and Zippia. 5 Note: Deposit data as of 6/30/2020.

Pro Forma Company Overview

Top 5 MSAs by Pro Forma Deposits[1]

Pro Forma Financial Highlights[2]

$19.0bn	Total Assets	$16.2bn	Total Deposits
$10.7bn	Total Loans	$1.7bn	Tang. Equity
9.5%	TCE / TA	13.9%	CET1 Ratio
9.4%	Leverage Ratio	15.5%	TRBC Ratio

Attractive West Coast Footprint

Victoria
WASHINGTON
Moscow
Yakima
Walla Walla
OREGON
IDAHO
Roseburg
Medford
Eureka
Redding
NEVADA
Reno
Carson City
Santa Rosa
San Francisco
COLB (145)
BOCH (12)
Sacramento MSA

6

Pro Forma Company Overview Attractive West Coast Footprint (1) Top 5 MSAs by Pro Forma Deposits Market Market Deposits Share 1 Seattle-Tacoma-Bellevue, WA $5.1bn 3.8% 2 Portland-Vancouver-Hillsboro, OR-WA $2.3bn 3.5% 3 Salem, OR $1.0bn 13.3% 4 Olympia-Lacey-Tumwater, WA $0.8bn 15.0% 5 Sacramento-Roseville-Folsom, CA $0.8bn 1.2% (2) Pro Forma Financial Highlights Total Assets Total Deposits $19.0bn $16.2bn Total Loans Tang. Equity $10.7bn $1.7bn TCE / TA CET1 Ratio 9.5% 13.9% Leverage Ratio TRBC Ratio 9.4% 15.5% COLB (145) BOCH (12) Sacramento MSA Source: S&P Global, FactSet, and FDIC Summary of Deposits. (1) Deposit market share data as of 6/30/2020. 6 (2) Pro forma financial metrics at close include purchase accounting adjustments.Pro Forma Company Overview Attractive West Coast Footprint (1) Top 5 MSAs by Pro Forma Deposits Market Market Deposits Share 1 Seattle-Tacoma-Bellevue, WA $5.1bn 3.8% 2 Portland-Vancouver-Hillsboro, OR-WA $2.3bn 3.5% 3 Salem, OR $1.0bn 13.3% 4 Olympia-Lacey-Tumwater, WA $0.8bn 15.0% 5 Sacramento-Roseville-Folsom, CA $0.8bn 1.2% (2) Pro Forma Financial Highlights Total Assets Total Deposits $19.0bn $16.2bn Total Loans Tang. Equity $10.7bn $1.7bn TCE / TA CET1 Ratio 9.5% 13.9% Leverage Ratio TRBC Ratio 9.4% 15.5% COLB (145) BOCH (12) Sacramento MSA Source: S&P Global, FactSet, and FDIC Summary of Deposits. (1) Deposit market share data as of 6/30/2020. 6 (2) Pro forma financial metrics at close include purchase accounting adjustments.

Transaction Structure

Fixed Exchange Ratio	▪ 0.400 of a COLB share issued for each BOCH common share outstanding
Consideration Mix	▪ 100% stock-for-stock outstanding ▪ In-the-money options will receive cash consideration
Pro Forma Ownership	▪ 91% COLB | 9% BOCH
Local Leadership Retention	▪ Randy Eslick, current CEO of BOCH, will continue to lead the California franchise
Due Diligence	▪ Completed, including extensive loan and compliance review
Required Approvals	▪ BOCH shareholder approval, and other customary regulatory approvals
Expected Closing	▪ Q4 2021

7

Transaction Structure Fixed Exchange § 0.400 of a COLB share issued for each BOCH common share outstanding Ratio § 100% stock-for-stock outstanding Consideration Mix § In-the-money options will receive cash consideration Pro Forma § 91% COLB | 9% BOCH Ownership Local Leadership § Randy Eslick, current CEO of BOCH, will continue to lead the California franchise Retention Due Diligence§ Completed, including extensive loan and compliance review § BOCH shareholder approval, and other customary regulatory approvals Required Approvals § Q4 2021 Expected Closing 7Transaction Structure Fixed Exchange § 0.400 of a COLB share issued for each BOCH common share outstanding Ratio § 100% stock-for-stock outstanding Consideration Mix § In-the-money options will receive cash consideration Pro Forma § 91% COLB | 9% BOCH Ownership Local Leadership § Randy Eslick, current CEO of BOCH, will continue to lead the California franchise Retention Due Diligence§ Completed, including extensive loan and compliance review § BOCH shareholder approval, and other customary regulatory approvals Required Approvals § Q4 2021 Expected Closing 7

Key Assumptions Earnings § Consensus earnings estimates for both companies Estimates § Estimated $10.6 million of pre-tax run-rate savings, or 30.0% of BOCH’s non-interest expense (excluding amortization of Cost Savings / intangibles) Other Earnings – Phased in 70% in 2022, and 100% thereafter Adjustments § Estimated $0.7 million (pre-tax) annual reduction in BOCH’s interchange income in compliance with the Durbin Amendment Transaction § Pre-tax one-time merger costs of $19.1 million (7.2% of deal value) Expenses § Total gross loan credit mark of $16.6 million, or 1.61% of BOCH’s gross loans excl. PPP loans – $1.7 million, or 11% of the total mark, allocated to purchase credit deteriorated (PCD) loans – $14.8 million, or 89% of the total mark, allocated to non-PCD loans, recorded as a net of loan discount; amortized into earnings over 4 years using sum-of-the-years-digits accelerated method – Establishment of new reserve, equal to 1.00x non-PCD mark Fair Market Value § Interest rate marks: Adjustments – Loan portfolio write-up of 1.10% or $11.3 million, amortized over 4 years – Deposit portfolio write-up of 0.07% or $1.2 million, accreted over 3 years – Amortization of AOCI of $2.8 million over 4 years § Fixed asset write-up of $3.1 million; 50% depreciated straight line over 25 years Core Deposit § Core deposit intangible of $14.4 million, or 0.97% of non-time deposits, amortized sum-of-the-years-digits over 10 years Intangible 8Key Assumptions Earnings § Consensus earnings estimates for both companies Estimates § Estimated $10.6 million of pre-tax run-rate savings, or 30.0% of BOCH’s non-interest expense (excluding amortization of Cost Savings / intangibles) Other Earnings – Phased in 70% in 2022, and 100% thereafter Adjustments § Estimated $0.7 million (pre-tax) annual reduction in BOCH’s interchange income in compliance with the Durbin Amendment Transaction § Pre-tax one-time merger costs of $19.1 million (7.2% of deal value) Expenses § Total gross loan credit mark of $16.6 million, or 1.61% of BOCH’s gross loans excl. PPP loans – $1.7 million, or 11% of the total mark, allocated to purchase credit deteriorated (PCD) loans – $14.8 million, or 89% of the total mark, allocated to non-PCD loans, recorded as a net of loan discount; amortized into earnings over 4 years using sum-of-the-years-digits accelerated method – Establishment of new reserve, equal to 1.00x non-PCD mark Fair Market Value § Interest rate marks: Adjustments – Loan portfolio write-up of 1.10% or $11.3 million, amortized over 4 years – Deposit portfolio write-up of 0.07% or $1.2 million, accreted over 3 years – Amortization of AOCI of $2.8 million over 4 years § Fixed asset write-up of $3.1 million; 50% depreciated straight line over 25 years Core Deposit § Core deposit intangible of $14.4 million, or 0.97% of non-time deposits, amortized sum-of-the-years-digits over 10 years Intangible 8

Pro Forma Financial Impact

$266mm
TRANSACTION VALUE

$15.72
PER SHARE PURCHASE PRICE

Valuation Metrics	
1.64x	Price / Tangible Book Value Per Share
0.86x	Pay-to-Trade Ratio[1]
10.5x	Price / 2022e Earnings Per Share (including fully phased-in cost savings)
6.9%	Core Deposit Premium
12.2%	One-Day Market Premium

Financial Impact[2]	
3%	2022e Earnings Per Share Accretion
4%	2023e Earnings Per Share Accretion
0.3%	Tangible Book Value Accretion
Accr.	Tangible Book Value Earnback
>15%	Internal Rate of Return

9

Pro Forma Financial Impact $266mm $15.72 TRANSACTION VALUE PER SHARE PURCHASE PRICE (2) Valuation Metrics Financial Impact Price / Tangible Book Value Per Share 2022e Earnings Per Share Accretion 1.64x 3% (1) Pay-to-Trade Ratio 2023e Earnings Per Share Accretion 0.86x 4% Price / 2022e Earnings Per Share Tangible Book Value Accretion 10.5x 0.3% (including fully phased-in cost savings) Core Deposit Premium Tangible Book Value Earnback 6.9% Accr. One-Day Market Premium Internal Rate of Return 12.2% >15% Market data as of 6/23/2021. (1) Pay-to-trade ratio is defined as the transaction P/TBV multiple divided by the buyer’s standalone P/TBV multiple. 9 (2) Financial impact metrics assume purchase accounting adjustments and other assumptions as highlighted on page 8.Pro Forma Financial Impact $266mm $15.72 TRANSACTION VALUE PER SHARE PURCHASE PRICE (2) Valuation Metrics Financial Impact Price / Tangible Book Value Per Share 2022e Earnings Per Share Accretion 1.64x 3% (1) Pay-to-Trade Ratio 2023e Earnings Per Share Accretion 0.86x 4% Price / 2022e Earnings Per Share Tangible Book Value Accretion 10.5x 0.3% (including fully phased-in cost savings) Core Deposit Premium Tangible Book Value Earnback 6.9% Accr. One-Day Market Premium Internal Rate of Return 12.2% >15% Market data as of 6/23/2021. (1) Pay-to-trade ratio is defined as the transaction P/TBV multiple divided by the buyer’s standalone P/TBV multiple. 9 (2) Financial impact metrics assume purchase accounting adjustments and other assumptions as highlighted on page 8.

Appendix Mt. Shasta, CAAppendix Mt. Shasta, CA

Pro Forma Loan and Deposit Composition

COLB	BOCH[1]	Pro Forma

Regulatory Loan Portfolio Composition:

$9.7B
Commercial 30%
OO CRE 20%
NOO CRE 18%
Construction 3%
Agricultural 8%
Multifamily 4%
Res. RE 5%
Consumer & Other 12%

GAAP Yield on Loans: 4.29%

$1.1B
Commercial 19%
OO CRE 14%
NOO CRE 46%
Construction 3%
Agricultural 0.2%
Multifamily 6%
Res. RE 7%
Consumer & Other 5%

GAAP Yield on Loans: 4.70%

$10.8B
Commercial 28%
OO CRE 20%
NOO CRE 20%
Construction 3%
Agricultural 7%
Multifamily 4%
Res. RE 6%
Consumer & Other 12%

GAAP Yield on Loans: 4.34%

Regulatory Deposit Portfolio Composition:

$14.8B
Noninterest-Bearing DDA 50%
NOW & Other Transaction Accts 14%
Time 3%
MMDA & Savings 33%

GAAP Cost of Deposits: 0.04%
Loans / Deposits: 65.5%

$1.6B
Noninterest-Bearing DDA 38%
Time 8%
MMDA & Savings 54%

GAAP Cost of Deposits: 0.16%
Loans / Deposits: 71.0%

$16.4B
Noninterest-Bearing DDA 49%
NOW & Other Transaction Accts 13%
Time 3%
MMDA & Savings 35%

GAAP Cost of Deposits: 0.05%
Loans / Deposits: 66.1%

11

Pro Forma Loan and Deposit Composition (1) COLB BOCH Pro Forma Regulatory Loan Portfolio Composition: Consumer & Consumer & Consumer & Other Other Res. RE Other Commercial 5% 12% Commercial 12% 7% 30% 19% Multifamily Res. RE 6% Res. RE Commercial 5% 6% Agricultural 28% 0.2% Multifamily Multifamily 4% Construction 4% 3% Agricultural OO CRE Agricultural $9.7B $1.1B 7% $10.8B 14% 8% Construction Construction 3% 3% OO CRE NOO CRE NOO CRE 20% OO CRE 18% NOO CRE 20% 20% 46% GAAP Yield on Loans: 4.29% GAAP Yield on Loans: 4.70% GAAP Yield on Loans: 4.34% Regulatory Deposit Portfolio Composition: MMDA & MMDA & Savings Savings Noninterest- 35% 33% Bearing DDA 38% Noninterest- MMDA & Savings Noninterest- Bearing DDA Bearing DDA 50% 54% 49% $14.8B $1.6B $16.4B Time Time 3% NOW & Other 3% Transaction Accts 0% Time NOW & Other NOW & Other 8% Transaction Accts Transaction Accts 14% 13% GAAP Cost of Deposits: 0.04% GAAP Cost of Deposits: 0.16% GAAP Cost of Deposits: 0.05% Loans / Deposits: 65.5% Loans / Deposits: 71.0% Loans / Deposits: 66.1% Regulatory loan and deposit composition as of 3/31/2021. Pro forma excludes purchase accounting adjustments. 11 (1) Data shown for Merchants Bank of Commerce.Pro Forma Loan and Deposit Composition (1) COLB BOCH Pro Forma Regulatory Loan Portfolio Composition: Consumer & Consumer & Consumer & Other Other Res. RE Other Commercial 5% 12% Commercial 12% 7% 30% 19% Multifamily Res. RE 6% Res. RE Commercial 5% 6% Agricultural 28% 0.2% Multifamily Multifamily 4% Construction 4% 3% Agricultural OO CRE Agricultural $9.7B $1.1B 7% $10.8B 14% 8% Construction Construction 3% 3% OO CRE NOO CRE NOO CRE 20% OO CRE 18% NOO CRE 20% 20% 46% GAAP Yield on Loans: 4.29% GAAP Yield on Loans: 4.70% GAAP Yield on Loans: 4.34% Regulatory Deposit Portfolio Composition: MMDA & MMDA & Savings Savings Noninterest- 35% 33% Bearing DDA 38% Noninterest- MMDA & Savings Noninterest- Bearing DDA Bearing DDA 50% 54% 49% $14.8B $1.6B $16.4B Time Time 3% NOW & Other 3% Transaction Accts 0% Time NOW & Other NOW & Other 8% Transaction Accts Transaction Accts 14% 13% GAAP Cost of Deposits: 0.04% GAAP Cost of Deposits: 0.16% GAAP Cost of Deposits: 0.05% Loans / Deposits: 65.5% Loans / Deposits: 71.0% Loans / Deposits: 66.1% Regulatory loan and deposit composition as of 3/31/2021. Pro forma excludes purchase accounting adjustments. 11 (1) Data shown for Merchants Bank of Commerce.

Growth and Acquisition History Since 2006

Total Assets ($M)
$25,000
$20,000
$15,000
$10,000
$5,000
$0
Pro Forma CAGR: 15.2%
Bank of Commerce Holdings $1.8 Bln
$2,553
$3,179
$3,097
$3,201
$4,256
$4,786
$4,906
$7,162
$8,579
$8,952
$9,510
$12,717
$13,095
$14,080
$16,585
$17,335
$19,164
Town Center $166 Mln
Mount Rainier $266 Mln
Columbia River* $913 Mln
American Marine* $308 Mln
Bank of Whitman* $438 Mln
Summit* $131 Mln
First Heritage $165 Mln
West Coast Bancorp $2.6 Bln
Intermountain Community Bancorp $964 Mln
Pacific Continental Corporation $2.9 Bln
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021 Q1
Pro Forma
Acquisitions

* Indicates FDIC-assisted acquisition.

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Growth and Acquisition History Since 2006 Columbia is a seasoned acquiror with a proven integration track record Total Assets ($M) $25,000 Bank of Commerce Holdings $1.8 Bln $20,000 $19,164 $17,335 $16,585 Pacific Continental Corporation $15,000 $2.9 Bln $14,080 $13,095 $12,717 Bank of Intermountain Whitman* Community $438 Mln Bancorp $964 Mln Summit* West Coast $9,510 Columbia $10,000 $131 Mln Bancorp $8,952 River* $8,579 $2.6 Bln $913 Mln First Heritage $165 Mln $7,162 Town Center American $166 Mln Marine* $308 Mln Mount Rainier $4,906 $4,786 $266 Mln $5,000 $4,256 $3,179 $3,201 $3,097 $2,553 $0 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 Pro Q1 Forma Acquisitions * Indicates FDIC-assisted acquisition. 12 Note: Pro forma assets as of 3/31/2021 exclude purchase accounting adjustments.Growth and Acquisition History Since 2006 Columbia is a seasoned acquiror with a proven integration track record Total Assets ($M) $25,000 Bank of Commerce Holdings $1.8 Bln $20,000 $19,164 $17,335 $16,585 Pacific Continental Corporation $15,000 $2.9 Bln $14,080 $13,095 $12,717 Bank of Intermountain Whitman* Community $438 Mln Bancorp $964 Mln Summit* West Coast $9,510 Columbia $10,000 $131 Mln Bancorp $8,952 River* $8,579 $2.6 Bln $913 Mln First Heritage $165 Mln $7,162 Town Center American $166 Mln Marine* $308 Mln Mount Rainier $4,906 $4,786 $266 Mln $5,000 $4,256 $3,179 $3,201 $3,097 $2,553 $0 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 Pro Q1 Forma Acquisitions * Indicates FDIC-assisted acquisition. 12 Note: Pro forma assets as of 3/31/2021 exclude purchase accounting adjustments.

Contact Us Clint Stein President & Chief Executive Officer (253) 593-8304 cstein@columbiabank.com Aaron Deer Chief Financial Officer (253) 305-1966 ajdeer@columbiabank.com 13Contact Us Clint Stein President & Chief Executive Officer (253) 593-8304 cstein@columbiabank.com Aaron Deer Chief Financial Officer (253) 305-1966 ajdeer@columbiabank.com 13